Filed Pursuant to Rule 424(b)(4)
Registration No. 333-202329

Prospectus

4,000,000 Shares

Ordinary Shares

The selling shareholders named in this prospectus are selling 4,000,000 of our ordinary shares. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “CYBR”. On March 11, 2015, the last reported sales price of our ordinary shares was $55.60 per share.

	Per Share	Total
Public offering price	$51.000	$204,000,000
Underwriting discounts and commissions(1)	$2.295	$9,180,000
Proceeds to the selling shareholders (before expenses)	$48.705	$194,820,000

(1)	See “Underwriting (Conflicts of Interest)” for a description of compensation payable to the underwriters.

The selling shareholders have granted the underwriters an option to purchase up to 600,000 additional ordinary shares from the selling shareholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on or about March 17, 2015.

Goldman, Sachs & Co.	Deutsche Bank Securities	Barclays	BofA Merrill Lynch

William Blair	Nomura		Oppenheimer & Co.

March 11, 2015

Neither we, the selling shareholders nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we, the selling shareholders nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these ordinary shares in any circumstances under which such offer or solicitation is unlawful.

(i)

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. In this prospectus, the terms “CyberArk,” “we,” “us,” “our” and “the company” refer to CyberArk Software Ltd. and its subsidiaries.

Overview

We are a global leader and pioneer of a new layer of IT security solutions that protects organizations from cyber attacks that have made their way inside the network perimeter to strike at the heart of the enterprise. Our software solution is focused on protecting privileged accounts, which have become a critical target in the lifecycle of today’s cyber attacks. Privileged accounts are pervasive and act as the “keys to the IT kingdom,” providing complete access to, and control of, all parts of IT infrastructure, industrial control systems and critical business data. In the hands of an external attacker or malicious insider, privileged accounts allow attackers to take control of and disrupt an organization’s IT and industrial control infrastructures, steal confidential information and commit financial fraud. Our comprehensive solution proactively protects privileged accounts, monitors privileged activity and detects malicious privileged behavior. Our customers use our innovative solution to introduce this new security layer to protect against, detect and respond to cyber attacks before they strike vital systems and compromise sensitive data.

Organizations worldwide are experiencing an unprecedented increase in the sophistication, scale and frequency of cyber attacks. The challenge this presents is intensified by the growing adoption of new technologies, such as cloud computing, virtualization, software-defined networking, enterprise mobility and social networking, which has resulted in increasingly complex and distributed IT environments with significantly larger attack surfaces. Organizations have historically relied upon perimeter-based threat protection solutions such as network, web and endpoint security tools as the predominant defense against cyber attacks, yet these traditional solutions have a limited ability to stop today’s advanced threats. As a result, an estimated 90% of organizations have suffered a cybersecurity breach according to a 2011 survey of approximately 580 U.S. IT practitioners by the Ponemon Institute, a research center focused on privacy, data protection and information security policy. Organizations are just beginning to adapt their security strategies to address this new threat environment and are evolving their approaches based on the assumption that their network perimeter has been or will be breached. They are therefore increasingly implementing new layers of security inside the network to disrupt attacks before they result in the theft of confidential information or other serious damage. Regulators are also continuing to mandate rigorous new compliance standards and audit requirements in response to this evolving threat landscape.

We believe that the implementation of a privileged account security solution is one of the most critical layers of an effective security strategy. Privileged accounts represent one of the most vulnerable aspects of an organization’s IT infrastructure. Privileged accounts are used by system administrators, third-party and cloud service providers, applications and business users, and they exist in nearly every connected device, server, hypervisor, operating system, database, application and industrial control system. Due to the broad access and control they provide, exploiting privileged accounts has become a critical stage of the cyber attack lifecycle. The typical cyber attack involves attackers effecting an initial breach, escalating privileges to access target systems, moving laterally through the IT infrastructure to identify valuable targets, and exfiltrating, or stealing, the desired information. According to Mandiant, credentials of authorized users were hijacked in 100% of the breaches that Mandiant investigated, and privileged accounts were targeted whenever possible.

We have architected our solution from the ground up to address the challenges of protecting privileged accounts and an organization’s sensitive information. Our solution provides proactive protection against cyber attacks from both external and internal sources and allows for real-time detection and neutralization of such threats. It can be deployed in traditional on-premise data centers, cloud environments and industrial control systems. Our innovative software solution is the result of over 15 years of research and expertise, combined with valuable knowledge we have gained from working with our diverse population of customers.

Our Privileged Account Security Solution is built on our shared technology platform and consists of several products:

•	Enterprise Password Vault: proactively protects and manages all privileged accounts across an entire organization

•	SSH Key Manager: securely stores, rotates and controls access to SSH keys to prevent unauthorized access to privileged accounts

•	Privileged Session Manager: enables live monitoring and command-line keystroke level recording of privileged sessions, isolates the target asset from malware and establishes a single point of control for all privileged activity

•	Application Identity Manager: secures application to application interfaces by enabling proactive controls on privileged credentials embedded in applications, service accounts and scripts

•	On-Demand Privileges Manager: limits the breadth of access of administrative accounts by restricting the use of specified commands and functions

•	Privileged Threat Analytics: profiles and analyzes individual privileged user behavior and creates prioritized alerts when abnormal activity is detected

As of December 31, 2014, we had approximately 1,800 customers, including approximately 40% of the Fortune 100 and approximately 18% of the Global 2000. We define a customer to include a distinct entity, division or business unit of a company. Our customers include leading enterprises in a diverse set of industries, including energy and utilities, financial services, healthcare, manufacturing, retail, technology and telecommunications, as well as government agencies. We sell our solution through a high touch, channel fulfilled hybrid sales model that combines the leverage of channel sales with the account control of direct sales, and therefore provides us with significant opportunities to grow our current customer base. This approach allows us to maintain close relationships with our customers and benefit from the global reach of our channel partners. Additionally, we are enhancing our product offerings and go-to-market strategy by establishing technology alliances within the IT infrastructure and security vendor ecosystem.

Our business has rapidly grown in recent years. During 2012, 2013 and 2014, our revenues were $47.2 million, $66.2 million and $103.0 million, respectively, representing year-over-year growth of 40.1% and 55.7% in 2013 and 2014, respectively. Our net income for 2012, 2013 and 2014 was $7.9 million, $6.6 million and $10.0 million, respectively.

Industry Overview

The recent increase in sophisticated, targeted security threats by both external attackers and malicious insiders, along with an increase in the attack surface due to the growing complexity and distributed nature of IT environments, have made it extremely challenging for enterprises and governments around the world to protect their sensitive information. These challenges are driving the need for a new layer of security that complements traditional threat protection technologies by securing access to privileged accounts and preventing the exploitation of organizations’ critical systems and data.

Privileged accounts represent one of the most vulnerable aspects of an organization’s IT infrastructure. Privileged escalation is a critical stage of the cyber attack because, if privileged credentials are compromised, the attacker is able to move closer to sensitive data while remaining undetected. Today’s advanced cyber attacks are typically designed to evade traditional threat prevention technologies that are focused on protecting the perimeter from outside breach. Furthermore, compliance requirements continue to become more stringent in response to the complex and evolving threat landscape.

Challenges in Protecting Privileged Accounts

The increasing sophistication, scale and frequency of advanced cyber attacks challenge traditional cybersecurity methods and create a need for a comprehensive approach to securing privileged accounts from use by external or internal attackers to gain access to and exploit an organization’s confidential data and IT systems. Such an approach must address a range of challenges presented by privileged accounts, including:

•	traditional security solutions’ limited ability to protect privileged credentials and critical assets from cyber attacks;

•	insufficient visibility and lack of automation in the management of privileged accounts;

•	inability to monitor and audit all privileged activity;

•	inadequate or delayed response time in detecting malicious and high risk behaviors; and

•	limited scalability of existing point solutions.

Our Solution

Our Privileged Account Security Solution provides organizations with the following benefits:

•	Comprehensive platform for proactive protection of privileged credentials and target assets from cyber attacks. Our comprehensive solution for privileged account security enables our customers to proactively protect against and automatically detect and respond to in-progress cyber attacks before they strike vital systems and compromise sensitive data. Our unified solution to these previously disparate security needs enables our customers to preemptively remediate vulnerabilities and improve their security effectiveness from a central command and control point.

•	Automatic identification and understanding of the scope of privileged account risk. Our solution automatically detects privileged accounts across the enterprise and helps customers visualize the resulting compliance gaps and security vulnerabilities. This automated process reduces the time-consuming and error-prone task of manually tracking and updating privileged credentials, thereby decreasing IT operational costs. This enhanced visibility significantly improves the security posture of our customers and facilitates adherence to rigorous audit and compliance standards.

•	Continuous monitoring, recording and secure storage of privileged account activity. Our solution monitors, collects and records individual privileged session activity down to every mouse click and keystroke. It also provides highly secure storage of privileged session recordings, robust search capabilities and full forensics records to facilitate a more rapid and precise response to malicious activity.

•	Real-time detection, alerting and response to malicious privileged activity. Our Privileged Threat Analytics product uses proprietary algorithms to profile and analyze individual privileged user behavior and creates prioritized alerts in real-time when abnormal activity is detected. This allows our customers’ incident response teams to investigate and prioritize threatening activity and respond by terminating the active session.

•	Purpose-built solution, architected for privileged account security. Our Digital Vault offers multiple layers of security including robust segregation of duties, a secure proprietary communications protocol and military-grade encryption. Our Privileged Session Manager product establishes a single point of control for all privileged activity, effectively decreasing the attack surface by providing only proxy-based access to IT assets through our platform.

•	Scalable and flexible platform that enables modular deployment. Our solution is scalable and flexible to enable deployment in large-scale distributed environments for on-premise, cloud environments and industrial control systems. Our solution enables enterprises to leverage their existing investments with out of the box support for many devices, networks, applications and servers, including web sites and social media.

Our Market Opportunity

We believe that the security market is in the midst of a significant transition as enterprises are investing in a new generation of security solutions to help protect them against today’s sophisticated and targeted cyber threats from both external attackers and malicious insiders. Gartner estimates that by 2020, 60% of enterprise information security budgets will be allocated to rapid detection and response approaches, up from less than 10% in 2014. Recognizing that traditional perimeter-based threat protection solutions are not sufficient to protect against today’s advanced cyber threats, enterprises are investing in security solutions within the datacenter to protect the inside of their networks. According to a 2012 report by International Data Corporation (IDC), worldwide spending on datacenter security solutions was $10.7 billion in 2011 and is expected to grow to $16.5 billion by 2016, representing a compound annual growth rate of 9.3%. According to the same report, worldwide spending for IT security solutions was $28.4 billion in 2011 and is expected to grow to $40.8 billion in 2016, representing a compound annual growth rate of 7.6%.

We believe that privileged account security is a new, critical layer of security that is benefitting from this transition. Privileged accounts represent one of the most vulnerable aspects of an organization’s IT infrastructure and exist in nearly every connected device, server, hypervisor, operating system, database, application and industrial control system throughout on-premise and cloud-based datacenters. As a result, we believe that an increasing portion of the IT security budget, and specifically datacenter security spend, will be allocated for privileged account security solutions.

Our Competitive Strengths

Our mission is to protect the heart of the enterprise from advanced cyber attacks. We have established a leadership position in protecting high-value data and critical IT assets by securing privileged accounts, and have several key competitive strengths including:

•	Trusted expert in privileged account security. We are a recognized brand name and a leader in privileged account security, protecting organizations worldwide against external threats that have already penetrated the perimeter, as well as threats that originate from within the perimeter by malicious or careless insiders.

•	Technology leader driven by vision and focus on innovation. Our history of innovation is the cornerstone of our technology leadership. We pioneered Digital Vault technology and introduced patented technology for application identity management, secure connectivity for remote vendors, integrated privileged activity monitoring, private and public cloud privileged account management and privileged threat analytics.

•	Global reach driven by direct and indirect sales organization. We have a broadly dispersed global hybrid sales channel as evidenced by our existing customer implementations in 65 countries, a broad network of over 200 channel and technology alliance partners worldwide, and local presence in more than 20 countries.

•	Strong management team with significant IT security expertise. We have a highly talented management team and a strong research and development organization with significant IT security expertise from past experience in leading IT security companies and Israel’s military technology units.

•	Corporate culture committed to our customers’ success. Our commitment to our customers’ success is ingrained in our business strategy and is brought to life through constant customer interactions, employee functions and our engaging annual customer conferences attended by hundreds of customers and channel partners.

Our Growth Strategy

Our goal is to be the global leader in IT security solutions that protect organizations from cyber attacks that have made their way inside the network perimeter to strike at the heart of the enterprise. The key elements of our strategy to extend our global leadership include:

•	continue innovating and enhancing our solution;

•	growing our customer base;

•	further penetrating our existing customer base;

•	continuing to expand our global presence by leveraging systems integrators and distribution partnerships; and

•	selectively pursuing strategic transactions.

Risks Associated With Our Business

Investing in our ordinary shares involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 11 before making a decision to invest in our ordinary shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	The IT security market is rapidly evolving within the increasingly challenging cyber threat landscape. If the industry does not continue to develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

•	If we fail to effectively manage our growth, our business and operations will be negatively affected, and as we invest in the growth of our business, we expect our operating and net profit margins to decline in the near-term.

•	Our quarterly results of operations may fluctuate for a variety of reasons, including our failure to close significant sales before the end of a particular quarter.

•	Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solution or the failure of our solution to meet customers’ expectations.

•	If we are unable to acquire new customers, our future revenues and operating results will be harmed.

•	If we are unable to sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

•	We face intense competition from IT security vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

•	If our internal network system is compromised by cyber attackers or other data thieves, public perception of our products and services will be harmed.

Corporate Information

We are incorporated under the laws of the State of Israel. Our principal executive offices are located at 94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel, and our telephone number is +972 (3) 918-0000. Our website address is www.cyberark.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. Our agent for service of process in the United States is Cyber-Ark Software, Inc., located at 60 Wells Avenue, Suite 103, Newton, MA 02459, and our telephone number is (617) 965-1544.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “CyberArk” design logo is the property of CyberArk Software Ltd. CyberArk® is our registered trademark in the United States. We have several other trademarks, service marks and pending applications relating to our products. In particular, although we have omitted the “®” and “™” trademark designations in this prospectus from each reference to Cyber-Ark DNA, Inter-Business Vault, Network Vault, Password Vault, Privileged Session Manager and Vaulting Technology, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Ordinary shares offered by the selling shareholders	4,000,000 ordinary shares

Ordinary shares to be outstanding after this offering	30,578,279 ordinary shares

Underwriters’ option	The selling shareholders have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to 600,000 additional ordinary shares.

Use of proceeds	The selling shareholders will receive all net proceeds from the sale of ordinary shares in this offering. We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders. See “Use of Proceeds,” “Principal and Selling Shareholders” and “Underwriting (Conflicts of Interest).”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

NASDAQ Global Select Market symbol	CYBR

Conflicts of interest	Goldman, Sachs & Co. and/or its affiliates own in the aggregate in excess of 10% of our issued and outstanding ordinary shares. In addition, it is expected that by selling shares in this offering Goldman, Sachs & Co. and/or its affiliates will receive more than 5% of the net proceeds of the offering not including underwriting compensation. As a result, Goldman, Sachs & Co. is deemed to have a “conflict of interest” with us within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“Rule 5121”). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. In accordance with that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering because a bona fide public market exists for our ordinary shares. Any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. See “Underwriting (Conflicts of Interest).”

The number of ordinary shares to be outstanding after this offering and, unless otherwise indicated, the information in this prospectus (1) are based on 30,501,352 ordinary shares outstanding as of December 31, 2014 and excludes (a) 4,776,985 ordinary shares reserved for issuance under our share option plans as of December 31, 2014, of which there were outstanding options to purchase 4,564,764 shares at a weighted average exercise price of $2.57 per share and 27,960 unvested restricted stock units, or RSUs, and (b) 15,000 ordinary shares underlying warrants issued to an Israeli non-profit organization with an exercise price of $2.21 per share, and (2) give effect to the issuance of 76,927 ordinary shares pursuant to the exercise of options by certain of the selling shareholders in this offering.

Unless otherwise indicated, this prospectus assumes (1) no exercise of the underwriters’ option to purchase up to 600,000 additional ordinary shares from the selling shareholders and (2) no exercise of outstanding options or outstanding warrants after December 31, 2014, other than options to purchase 76,927 shares exercised by selling shareholders in connection with this offering, which shares are reflected in the number of ordinary shares to be outstanding after this offering.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data. You should read the following summary consolidated financial and other data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

The summary consolidated statements of operations data for each of the years in the three-year period ended December 31, 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

	Year ended December 31,
	2012	2013	2014
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations:
Revenues:
License	$27,029	$38,907	$61,320
Maintenance and professional services	20,179	27,250	41,679

Total revenues	47,208	66,157	102,999

Cost of revenues:
License	1,002	1,216	2,654
Maintenance and professional services	5,922	7,860	12,053

Total cost of revenues(1)	6,924	9,076	14,707

Gross profit	40,284	57,081	88,292

Operating expenses:
Research and development(1)	7,273	10,404	14,400
Sales and marketing(1)	22,081	32,840	44,943
General and administrative(1)	3,297	4,758	8,495

Total operating expenses	32,651	48,002	67,838

Operating income	7,633	9,079	20,454
Financial income (expenses), net	4	(1,124)	(5,988)

Income before taxes on income	7,637	7,955	14,466
Taxes on income (benefit)	(225)	1,320	4,512

Net income	$7,862	$6,635	$9,954

Basic net income per ordinary share(2)	$0.51	$0.25	$0.46

Diluted net income per ordinary share(2)	$0.31	$0.14	$0.34

Weighted average number of ordinary shares used in computing basic net income per ordinary share(2)	6,592,997	6,900,433	13,335,059

Weighted average number of ordinary shares used in computing diluted net income per ordinary share(2)	25,245,790	10,765,914	29,704,730

	As of December 31,
	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term bank deposits	$45,995	$65,368	$177,181
Deferred revenue, current and long-term	15,068	24,478	32,160
Working capital(3)	41,448	51,547	160,617
Total assets	64,379	89,632	210,552
Preferred share warrant liability	688	2,134	—
Total shareholders’ equity	38,494	45,846	155,008

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Supplemental Financial Data:
Non-GAAP operating income(4)	$7,917	$9,482	$22,027
Non-GAAP net income(4)	8,322	8,484	15,836
Net cash provided by operating activities	13,657	20,159	23,840

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Cost of revenues	$32	$39	$137
Research and development	58	73	172
Sales and marketing	81	126	347
General and administrative	113	165	917

Total share-based compensation expenses	$284	$403	$1,573

(2)	Basic and diluted net income per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see note 10 to our consolidated financial statements included elsewhere in this prospectus.
(3)	We define working capital as total current assets minus total current liabilities.

(4)	Non-GAAP operating income and non-GAAP net income are non-GAAP financial measures. We define non-GAAP operating income as operating income excluding share-based compensation expense. We define non-GAAP net income as net income excluding (i) share-based compensation expense, and (ii) financial expenses resulting from the revaluation of warrants to purchase preferred shares. Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allows for more meaningful comparisons between our operating results from period to period. In addition, we believe that excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between our net income from period to period. As these warrants were exercised in connection with our initial public offering, they will no longer be revalued at each balance sheet date. Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our operating results over different periods of time. The following tables reconcile operating income and net income, the most directly comparable U.S. GAAP measure, to non-GAAP operating income and non-GAAP net income for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$7,633	$9,079	$20,454
Share-based compensation	284	403	1,573

Non-GAAP operating income	$7,917	$9,482	$22,027

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Reconciliation of Net Income to Non-GAAP Net Income:
Net income	$7,862	$6,635	$9,954
Share-based compensation	284	403	1,573
Warrant adjustment	176	1,446	4,309

Non-GAAP net income	$8,322	$8,484	$15,836

For a description of how we use non-GAAP operating income and non-GAAP net income to evaluate our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics.” We believe that these non-GAAP financial measures are useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expenses, and we believe that providing non-GAAP operating income and non-GAAP net income that exclude share-based compensation expenses and warrant awards allows for more meaningful comparisons between our operating results from period to period.

Other companies, including companies in our industry, may calculate non-GAAP operating and non-GAAP net income differently or not at all, which reduces their usefulness as a comparative measure. You should consider non-GAAP operating income and non-GAAP net income along with other financial performance measures, including operating income and net income, and our financial results presented in accordance with U.S. GAAP.

RISK FACTORS

This offering and an investment in our ordinary shares involve a high degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus before you decide to buy our ordinary shares. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Business and Our Industry

The IT security market is rapidly evolving within the increasingly challenging cyber threat landscape. If the industry does not continue to develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

We operate in a rapidly evolving industry focused on securing organizations’ IT systems and sensitive business data. Our solution focuses on safeguarding privileged accounts, which are those accounts within an organization that give the user high levels of access, or “privileged” access, to IT systems, infrastructure, industrial control systems, applications and data. While breaches of such privileged accounts have gained media attention in recent years, IT security spending within enterprises is often concentrated on endpoint and web security products designed to stop threats from penetrating corporate networks. Organizations that use these security products may allocate all or most of their IT security budgets to these products and may not adopt our solution in addition to such products. Further, a security solution such as ours, which is focused on disrupting cyber attacks by insiders and external perpetrators that have penetrated the organization’s perimeter, is a relatively new technology that has been developed to respond to advanced threats and more rigorous compliance standards and audit requirements. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive business data. Changes in the nature of advanced cyber threats could result in a shift in IT budgets away from solutions such as ours. In addition, any changes in compliance standards or audit requirements that deemphasize the types of controls, storage, monitoring and analysis that our solution provides would adversely impact demand for our offerings. It is therefore difficult to predict how large the market will be for our solution. If solutions such as ours are not viewed by organizations as necessary, or if customers do not recognize the benefit of our solution as a critical layer of an effective security strategy, then our revenues may not grow as quickly as expected, or may decline, and our share price could suffer.

If we fail to effectively manage our growth, our business and operations will be negatively affected, and as we invest in the growth of our business, we expect our operating and net profit margins to decline in the near-term.

We have experienced significant growth in a relatively short period of time and intend to continue to aggressively grow our business. Our revenues grew from $47.2 million in 2012 to $103.0 million in 2014. Our headcount has increased from 239 as of December 31, 2012 to 430 as of December 31, 2014, and we plan to hire additional employees in 2015 across all areas of the organization. Our rapid growth has placed significant demands on our management, sales and operational and financial infrastructure, and our growth will continue to place significant demands on these resources. Further, in order to manage our current and future growth effectively, we must continue to improve and expand our IT and financial infrastructure, operating and administrative systems and controls and efficiently manage headcount, capital and processes. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate.

As we invest in the growth of our business, our operating and net profit margins and our operating and net income have declined in recent periods compared to prior periods and we expect this trend to continue in the near-term, primarily as a result of the costs associated with expanding our direct and indirect sales forces, our increased rate of investment in research and development and our increased administrative costs in connection with becoming a public company. We expect that these invested costs will adversely impact our operating and net profit margins since it will take time and resources to train and integrate new sales force members and to comply with public company reporting and regulatory requirements. In addition, costs associated with adding new personnel to our sales force are expensed before their positive impact on our sales is recognized, and even then a significant portion of any revenues that they generate from maintenance and professional services are deferred over the delivery period of those services. A failure to meet market expectations regarding our revenues and profitability could have an adverse effect on our share price.

Our quarterly results of operations may fluctuate for a variety of reasons, including our failure to close significant sales before the end of a particular quarter.

A meaningful portion of our revenues is generated by significant sales to new customers and sales of additional products to existing customers. Purchases of our products and services often occur at the end of each quarter, particularly in the last quarter of the year. In addition, our sales cycle can last several months from proof of concept to delivery of our solution to our customers, and this sales cycle can be even longer, less predictable and more resource-intensive for larger sales. Customers may also require additional internal approvals or seek to test our products for a longer trial period before deciding to purchase our solution. As a result, the timing of individual sales can be difficult to predict. In some cases, sales have occurred in a quarter subsequent to those we anticipated, or have not occurred at all, which can significantly impact our quarterly results and make it more difficult to meet market expectations. Furthermore, even if we close a sale during a given quarter we may be unable to recognize the revenues derived from such sale during the same period due to our revenue recognition policy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Estimates—Revenue Recognition.”

In addition to the sales cycle-related fluctuations noted above, our results of operations will continue to vary as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to attract and retain new customers;

•	our ability to sell additional products to current customers;

•	changes in customer or channel partner requirements or market needs;

•	changes in the growth rate of the information security market;

•	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the information security market, including consolidation among our customers or competitors;

•	a disruption in, or termination of, our relationship with channel partners;

•	our ability to successfully expand our business globally;

•	reductions in maintenance renewal rates;

•	changes in our pricing policies or those of our competitors;

•	general economic conditions in our markets;

•	future accounting pronouncements or changes in our accounting policies or practices;

•	the amount and timing of our operating costs;

•	a change in our mix of products and services; and

•	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

Any of the above factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results from period to period. These fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for these or other reasons, the market price of our ordinary shares could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solution or the failure of our solution to meet customers’ expectations.

Organizations are facing increasingly sophisticated and targeted cyber threats, including the growing threat of cyber terrorism throughout the world. If we fail to identify and respond to new and increasingly complex methods of attack and update our products to detect or prevent such threats, our business and reputation will suffer. In particular, we may suffer significant adverse publicity and reputational harm if a significant breach occurs generally or if any breach occurs at a high profile customer. Moreover, as our solution is adopted by an increasing number of enterprises and governmental entities, it is possible that attackers will begin to focus on finding ways to defeat our solution. An actual or perceived security breach or theft of our customers’ sensitive business data, regardless of whether the breach or theft is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our solution and current or potential customers may look to our competitors for alternatives to our solution. The failure of our products may also subject us to lawsuits and financial losses stemming from indemnification of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerabilities. It could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing our solution.

False detection of threats, while typical in our industry, may reduce perception of the reliability of our products and may therefore adversely impact market acceptance of our products. If our solution restricts legitimate privileged access by authorized personnel to IT systems and applications by falsely identifying those users as an attack or otherwise unauthorized, our customers’ business could be harmed. There can be no assurance that, despite testing by us, errors will not be found in existing and new versions of our products, resulting in loss of or delay in market acceptance. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

If we are unable to acquire new customers, our future revenues and operating results will be harmed.

Our success depends on our ability to acquire new customers. The number of customers that we add in a given period impacts both our short-term and long-term revenues. If we are unable to attract a sufficient number of new customers, we may be unable to generate revenue growth at desired rates. The IT security market is competitive and many of our competitors have substantial financial, personnel, and other resources that they utilize to develop products and attract customers. As a result, it may be difficult for us to add new customers to our customer base. Competition in the marketplace may also lead us to win fewer new customers or result in us providing discounts and other commercial incentives. Additional factors that impact our ability to acquire new customers include the perceived need for IT security, the size of our prospective customers’ IT budgets, the utility and efficacy of our existing and new offerings, whether proven or perceived, and general economic conditions. These factors may have a meaningful negative impact on future revenues and operating results.

If we are unable to sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

A significant portion of our revenues are generated from sales to existing customers. Our future success depends, in part, on our ability to continue to sell new licenses and incremental licenses to our existing customers. We devote significant efforts to developing, marketing and selling additional licenses and associated maintenance and support to existing customers and rely on these efforts for a portion of our revenues. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide product upgrades and launch new products. The rate at which our existing customers purchase additional products and services depends on a number of factors, including the perceived need for additional IT security, the efficacy of our solutions and the utility of our new offerings, whether proven or perceived, our customers’ IT budgets, general economic conditions, our customers’ overall satisfaction with the maintenance and professional services we provide and the continued growth and economic health of our customer base to require incremental users and servers to be covered. If our efforts to sell additional products and services to our customers are not successful, our future revenues and operating results will be harmed.

We face intense competition from IT security vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The IT security market in which we operate is characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of IT security products. Our current and potential future competitors include CA, Inc., Dell Inc., International Business Machines Corporation and Oracle Corporation in the access and identity management market, and may also include providers of advanced threat protection solutions such as Hewlett-Packard Company, EMC Corporation, International Business Machines Corporation, FireEye, Inc., Splunk Inc. and Palo Alto Networks, Inc. and other smaller companies that offer point solutions with a more limited range of functionality than our own offerings. Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current solution and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Additionally, from time to time we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our solution. Such companies may enjoy stronger sales and service capabilities in their particular regions.

Our competitors may enjoy potential competitive advantages over us, such as:

•	greater name recognition, a longer operating history and a larger customer base, notwithstanding the increased visibility of our brand following our initial public offering;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with channel and distribution partners and customers;

•	greater customer support resources;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios; and

•	greater financial, technical and other resources.

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. Current or potential competitors may be acquired by third parties with greater available resources. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on our products and could cause the average sales prices for our products to decline.

In addition, other IT security technologies exist or could be developed in the future by current or future competitors, and our business could be materially and adversely affected if such technologies are widely adopted.

We may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis, or at all. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our solution even in light of new technologies, our business, results of operations and financial condition could be materially and adversely affected.

If our internal network system is compromised by cyber attackers or other data thieves, public perception of our products and services will be harmed.

We will not succeed unless the marketplace is confident that we provide effective IT security protection. We provide privileged account security products, and as such we may be an attractive target for attacks by cyber attackers or other data thieves since a breach of our system could provide data information regarding not only us, but potentially regarding the customers that our solution protects. As a result of our recent initial public offering, we have enjoyed increased visibility as a company, which could have the effect of attracting the attention of more hackers than would otherwise target us for data theft. Further, we may be targeted by cyber terrorists because we are an Israeli company. If we experience an actual or perceived breach of our network or privileged account security in our internal systems, it could adversely affect the market perception of our products and services. In addition, we may need to devote more resources to address security vulnerabilities in our solution, and the cost of addressing these vulnerabilities could reduce our operating margins. If we do not address security vulnerabilities or otherwise provide adequate security features in our products, certain customers, particularly government customers, may delay or stop purchasing our products. Further, a security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our business could suffer.

If we do not effectively expand, train and retain our sales force, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. We generate approximately 50% of our revenues from direct sales. As a result, our ability to grow our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth, particularly in the United States. The number of our sales and marketing personnel increased from 135 as of December 31, 2013 to 202 as of December 31, 2014. We expect to continue to expand our sales and marketing personnel significantly and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales and marketing personnel in a short time requires the allocation of significant internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

We rely on channel partners, including systems integrators, distributors and value-added resellers, to generate a significant portion of our revenue. If we fail to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell and distribute our solution will be limited, and our business, financial position and results of operations will be harmed.

In addition to our direct sales force, we rely on our channel partners to sell and support our solution, particularly in Europe and the Asia Pacific region. We expect that sales through our channel partners will continue to account for a significant percentage of our revenue. We generate approximately 50% of our revenues from sales to channel partners and we expect that channel partners will represent a substantial portion of our revenues for the foreseeable future. Our agreements with channel partners are non-exclusive, meaning our partners may offer customers IT security products from other companies, including products that compete with our solution. If our channel partners do not effectively market and sell our solution, or choose to use greater efforts to market and sell their own products and services or the products and services of our competitors, our ability to grow our business will be adversely affected. Our channel partners may cease or deemphasize the marketing of our solution with limited or no notice and with little or no penalty. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of a substantial number of our channel partners, the inability to replace them or the failure to recruit additional channel partners could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solution to customers or violates laws or our corporate policies. Our ability to grow revenues in the future will depend in part on our success in maintaining successful relationships with our channel partners and training our channel partners to independently sell and install our solution. If we are unable to maintain our relationship with channel partners or otherwise develop and expand our indirect sales channel, or if our channel partners fail to perform, our business, financial position and results of operations could be adversely affected.

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

We generate a substantial portion of our revenues from our products and services because they enable our customers to achieve and maintain compliance with certain government regulations and industry standards, and we expect that will continue for the foreseeable future. Examples of industry standards and government regulations include the Payment Card Industry Data Security Standard (PCI-DSS); the Federal Information Security Management Act (FISMA) and associated National Institute for Standards and Testing (NIST) Network Security Standards; the Sarbanes-Oxley Act of 2002; Title 21 of the U.S. Code of Federal Regulations, which governs food and drugs industries; the North American Electric Reliability Corporation Critical Infrastructure Protection Plan (NERC-CIP); the German Federal Financial Supervisory Authority (BaFin) Minimum Requirements for Risk Management; and the Monetary Authority of Singapore’s Technology Risk Management Notices. These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could impact whether our solution enables our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solution to changing government regulations and industry standards in a timely manner, or if our solution fails to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

Our model for long-term growth depends upon the introduction of new products. If we are unable to develop new products or if these new products are not adopted by customers, our growth will be adversely affected.

Our business depends on the successful development and marketing of new products, including adding complementary offerings to our current products. For example, we introduced our first behavioral analytics product, Privileged Threat Analytics, in December 2013 and continued the expansion of our proactive controls monitoring and management product line with the introduction of SSH Key Manager in November 2014. Development and marketing of new products requires significant up-front research, development and other costs, and the failure of new products we develop to gain market acceptance may result in a failure to achieve future sales and adversely affect our competitive position. There can be no assurance that any of our new or future products will achieve market acceptance or generate revenues at forecasted rates or that the margins generated from their sales will allow us to recoup the costs of our development efforts.

Failure by us or our channel partners to maintain sufficient levels of customer support could have a material adverse effect on our business, financial condition and results of operations.

Our customers depend in large part on customer support delivered through our channel partners or by us to resolve issues relating to the use of our solution. However, even with our support and that of our channel partners, our customers are ultimately responsible for effectively using our solution and ensuring that their IT staff is properly trained in the use of our products and complementary security products. The failure of our customers to correctly use our solution, or our failure to effectively assist customers in installing our solution and providing effective ongoing support, may result in an increase in the vulnerability of our customers’ IT systems and sensitive business data. Additionally, if our channel partners do not effectively provide support to the satisfaction of our customers, we may be required to provide support to such customers, which would require us to invest in additional personnel, which requires significant time and resources. We may not be able to keep up with demand, particularly if the sales of our solution exceed our internal forecasts. To the extent that we or our channel partners are unsuccessful in hiring, training and retaining adequate support resources, our ability and the ability of our channel partners to provide adequate and timely support to our customers will be negatively impacted, and our customers’ satisfaction with our products will be adversely affected. Accordingly, our failure to provide satisfactory maintenance and technical support services could have a material and adverse effect on our business and results of operations.

If we do not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis, we may not be able to compete effectively and our ability to generate revenues will suffer.

Our customers operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex IT infrastructures that incorporate a variety of hardware, software applications, operating systems and networking protocols. As our customers’ technologies and business plans grow more complex, we expect them to face new and increasingly sophisticated methods of attack. We face significant challenges in ensuring that our solution effectively identifies and responds to these advanced and evolving attacks without disrupting the performance of our customers’ IT systems. As a result, we must continually modify and improve our products in response to changes in our customers’ IT and industrial control infrastructures.

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner, if at all. Even if we are able to anticipate, develop and commercially introduce enhancements and new products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.

Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing product enhancements or new products;

•	failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

•	inability to interoperate effectively with the existing or newly introduced technologies, systems or applications of our existing and prospective customers;

•	inability to protect against new types of attacks or techniques used by cyber attackers or other data thieves;

•	defects in our products, errors or failures of our solutions to secure privileged accounts;

•	negative publicity about the performance or effectiveness of our products;

•	introduction or anticipated introduction of competing products by our competitors;

•	installation, configuration or usage errors by our customers;

•	easing or changing of regulatory requirements related to security; and

•	reluctance of customers to purchase products incorporating open source software.

If we fail to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could cause us to lose existing customers and prevent us from gaining new customers, which would significantly harm our business, financial condition and results of operations.

If our products do not effectively interoperate with our customers’ existing or future IT infrastructures, installations could be delayed or cancelled, which would harm our business.

Our products must effectively interoperate with our customers’ existing or future IT infrastructures, which often have different specifications, utilize multiple protocol standards, deploy products from multiple vendors and contain multiple generations of products that have been added over time. If we find errors in the existing software or defects in the hardware used in our customers’ infrastructure or problematic network configurations or settings, we may have to modify our software so that our products will interoperate with our customers’ infrastructure and business processes. In addition, to stay competitive within certain markets, we may be required to make software modifications in future releases to comply with new statutory or regulatory requirements. These issues could result in longer sales cycles for our products and order cancellations, either of which would adversely affect our business, results of operations and financial condition.

Our research and development efforts may not produce successful products or enhancements to our solution that result in significant revenue or other benefits in the near future, if at all.

We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to maintain our competitive position. For example, in 2014, we increased our dedicated research and development personnel by 25% compared to 2013. However, investing in research and development personnel, developing new products and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will result in significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

We are subject to a number of risks associated with global sales and operations.

Business practices in the global markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties, or performance obligations, our results of operations may be adversely impacted.

Additionally, our global sales and operations are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

•	higher costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing our contracts;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business (See “—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations”);

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of our platform that may be required in foreign countries;

•	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

•	compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act and the UK Anti-Bribery Act;

•	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	reduced or uncertain protection of intellectual property rights in some countries;

•	social, economic and political instability, terrorist attacks and security concerns in general; and

•	potentially adverse tax consequences.

These and other factors could harm our ability to generate future global revenues and, consequently, materially impact our business, results of operations and financial condition.

If we are unable to adequately protect our proprietary technology and intellectual property rights, our business could suffer substantial harm.

The success of our business depends on our ability to protect our proprietary technology, brands and other intellectual property and to enforce our rights in that intellectual property. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

As of December 31, 2014, we had two issued patents in the United States and 14 pending U.S. patent applications. We also had one patent issued and 16 applications pending for examination in non-U.S. jurisdictions, and two pending Patent Cooperation Treaty patent examinations, all of which are counterparts of our U.S. patent applications. We may file additional patent applications in the future. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers that develop intellectual property included in our products) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

In addition to patents, we rely on trade secret rights, copyrights and other rights to protect our unpatented proprietary intellectual property and technology. Despite our efforts to protect our proprietary technologies and our intellectual property rights, unauthorized parties, including our employees, consultants, service providers or customers, may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors, channel partners and customers, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot assure you that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights. In addition, the laws of some foreign countries where we sell our products do not protect intellectual property rights and technology to the same extent as the laws of the United States, and these countries may not enforce these laws as diligently as government agencies and private parties in the United States. Based on the 2013 report on intellectual property rights protection and enforcement published by the Office of the United States Trade Representative, such countries included Ukraine (designated a priority foreign country) and Chile, China, India, Indonesia, Russia and Thailand (designated as priority watch list countries). If we are unable to protect our intellectual property, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

Intellectual property claims may increase our costs or require us to cease selling certain products, which could adversely affect our financial condition and results of operations.

The IT security industry is characterized by the existence of a large number of relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the IT security industry have extensive patent portfolios. From time to time, third-parties have asserted and may assert their patent, copyright, trademark and other intellectual property rights against us, our channel partners or our customers. Furthermore, we may be subject to indemnification obligations with respect to third-party intellectual property rights pursuant to our agreements with our channel partners or customers. Such indemnification provisions are customary for our industry. Successful claims of infringement or misappropriation by a third-party against us or a third-party that we indemnify could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, to enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights, and to indemnify our partners and other third parties, including our customers and channel partners whom we typically indemnify against such claims. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. Defending against claims of infringement or being deemed to be infringing the intellectual property rights of others could impair our ability to innovate, develop, distribute and sell our current and planned products and services. If we are unable to ensure that we are not violating the intellectual property rights of others, our financial position may be adversely affected.

Prolonged economic uncertainties or downturns could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in IT security, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on information security software. We generated 32.2% of our revenues from Europe, the Middle East and Africa in 2014. Continuing economic challenges throughout Europe and other parts of the world may cause our customers in those locations to reevaluate decisions to purchase our solution or to delay their purchasing decisions, which could adversely impact our results of operations due to the importance of that region to us.

In addition, a significant portion of our revenues is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers generally and in that industry in particular to reduce their IT spending. Customers may delay or cancel IT projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our results of operation could be adversely affected.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our inability to attract or retain qualified personnel or delays in hiring required personnel, particularly in sales and engineering, may seriously harm our business, financial condition and results of operations. Any of our employees may terminate their employment at any time. Additionally, two of our U.S. executive officers have not signed non-compete agreements with us. Competition for highly skilled personnel is frequently intense, especially in Israel, where we are headquartered. Further, a number of our employees are substantially vested in significant share option plans, and their ability to exercise those options and sell their shares in a public market may result in a larger than normal turn-over rate. Additionally, we may struggle to retain employees because our profile, which has been raised by our recent initial public offering, may attract competitors who may then actively seek to hire skilled personnel away from us. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

We rely significantly on revenues from maintenance and support contracts, which we recognize ratably over the term of the associated contract and, to a lesser extent, from professional services contracts, which we recognize as services are delivered, and downturns in sales of these contracts are not immediately reflected in full in our quarterly operating results.

Maintenance and support and professional services revenues accounted for 40.5% of our total revenues in 2014. Sales of maintenance and support and professional services may decline or fluctuate as a result of a number of factors, including the number of product licenses we sell, our customers’ level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors or reductions in our customers’ spending levels. If our sales of maintenance and support and professional services contracts decline, our revenues or revenue growth may decline and our business will suffer. We recognize revenues from maintenance and support contracts ratably on a straight-line basis over the term of the related contract which is typically one year and, to a lesser extent, three years, and from professional services as services are performed. As a result, a meaningful portion of the revenues we report each quarter results from the recognition of deferred revenues from maintenance and support and professional services contracts entered into during previous quarters. Consequently, a decline in the number or size of such contracts in any one quarter will not be fully reflected in revenues in that quarter, but will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in maintenance and support and professional services contracts would not be reflected in full in our results of operations until future periods.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar and we generate a majority of our revenues in U.S. dollars. In 2014, the majority of our revenues were denominated in U.S. dollars and the remainder primarily in euros and British pounds sterling. In 2014, the substantial majority of our cost of revenues and operating expenses were denominated in U.S. dollars and New Israeli Shekels (NIS), and the remainder primarily in euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. In addition, since the portion of our revenues generated in euros is significantly greater than our expenses incurred in euros, any depreciation of the euro relative to the U.S. dollar would adversely impact our net loss or net income, as applicable. We currently have less exposure to fluctuations in the exchange rate of the British pound sterling because our revenues and expenses in that currency have an offsetting effect. We estimate that a 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately $2.0 million in 2014. We estimate that a 10% increase or decrease in the value of the euro against the U.S. dollar would have decreased or increased our net income by approximately $0.7 million in 2014. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change. We evaluate periodically the various currencies to which we are exposed and take hedging measures to reduce the potential adverse impact from the appreciation or the depreciation of our non U.S. dollar-denominated operations, as appropriate. We expect that the majority of our revenues will continue to be generated in U.S. dollars with the balance in euros and British pounds sterling for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS, British pounds sterling and in euros. We cannot provide any assurances that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

A portion of our revenues is generated by sales to government entities, which are subject to a number of challenges and risks.

A portion of our revenues is generated by sales to U.S. and foreign federal, state and local governmental agency customers, and we may in the future increase sales to government entities. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will complete a sale. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Finally, for purchases by the U.S. government, the government may require certain products to be manufactured in the United States and other high cost manufacturing locations, and we may not manufacture all products in locations that meet the requirements of the U.S. government.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we are evaluating acquiring or making investments in complementary companies, products or technologies. However, we have not made any acquisitions to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our ordinary shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We are subject to governmental export and import controls that could subject us to liability in the event of non-compliance or impair our ability to compete in international markets.

We incorporate encryption capabilities into certain products and these products are subject to U.S. export control requirements. We are also subject to Israeli export controls on encryption technology since our product development initiatives are primarily conducted in Israel. If the applicable U.S. or Israeli requirements regarding the export of encryption technology were to change or if we change the encryption means in our products, we may need to satisfy additional requirements in the United States or Israel. There can be no assurance that we will be able to satisfy any additional requirements under these circumstances in either the United States or Israel. Furthermore, various other countries regulate the import of certain encryption products and technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries.

We are also subject to U.S. and Israeli export control and economic sanctions laws, which prohibit the shipment of certain products to embargoed or sanctioned countries, governments and persons. Our products could be exported to these sanctioned targets by our channel partners despite the contractual undertakings they have given us and any such export could have negative consequences, including government investigations, penalties and reputational harm. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

In addition, in the future we may be subject to defense-related export controls. For example, currently our solution is not subject to supervision under the Israeli Defense Export Control Law, 5767-2007, but if it was used for purposes that are classified as defense-related or if it falls under “dual-use goods and technology” as referred to below, we could become subject to such regulation. In particular, under the Israeli Defense Export Control Law, 5767-2007, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli Ministry of Defense (MOD) and may be subject to a requirement to obtain a specific license from the MOD for any export of defense related products and/or knowhow. The definition of defense marketing activity is broad and includes any marketing of “defense equipment,” “defense knowhow” or “defense services” outside of Israel, which includes “dual-use goods and technology,” (material and equipment intended in principle for civilian use and that can also be used for defensive purposes, such as our cybersecurity solutions) that is specified in the list of Goods and Dual-Use Technology annexed to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies, if intended for defense use only, or is specified under Israeli legislation. “Dual-use goods and technology” will be subject to control by the Ministry of Economy if intended for civilian use only. In December 2013, regulations under the Wassenaar Arrangement included for the first time a chapter on cyber-related matters. We believe that our products do not fall under this chapter; however, in the future we may become subject to this regulation or similar regulations, which would limit our sales and marketing activities and could therefore have an adverse effect on our results of operations. Similar issues could arise under the U.S. defense/military export controls under the Arms Export Control Act and the International Traffic in Arms Regulations.

Our use of third-party software and other intellectual property may expose us to risks.

Some of our products and services include software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. There can be no assurance that the licenses we use will be available on acceptable terms, if at all. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Our inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of new products, and could otherwise disrupt our business, until equivalent technology can be identified, licensed or developed.

Our use of open source software could negatively affect our ability to sell our software and subject us to possible litigation.

We use open source software and expect to continue to use open source software in the future. Some open source software licenses require users who distribute or make available as a service open source software as part of their own software product to publicly disclose all or part of the source code of the users’ software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. We may face ownership claims of third parties over, or seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs.

Risks Related to Our Ordinary Shares and the Offering

Our share price may be volatile, and you may lose all or part of your investment.

Our ordinary shares were first offered publicly in our initial public offering in September 2014, at a price of $16.00 per share, and our ordinary shares have subsequently traded as high as $70.48 per share and as low as $22.12 per share through March 11, 2015. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	changes in the prices of our products and services;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets;

•	any merger and acquisition activities; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading price for our ordinary shares is affected by any research or reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us or our business publish inaccurate or unfavorable research about us or our business, and in particular, if they downgrade their evaluations of our ordinary shares, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our ordinary shares, which in turn could cause our share price to decline.

A small number of significant beneficial owners of our shares will have a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control.

The largest beneficial owners of our shares, entities and individuals affiliated with Jerusalem Venture Partners and The Goldman Sachs Group, Inc., as of February 17, 2015, beneficially owned in the aggregate 55.4% of our ordinary shares and, after this offering, will beneficially own an aggregate of 46.1% of our ordinary shares, and, if the underwriters exercise their option to purchase additional shares, 44.6% of our ordinary shares. As a result, these shareholders individually could exert significant influence over our operations and business strategy and would have sufficient voting power to effectively control the outcome of matters requiring shareholder approval. These matters may include:

•	the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our articles of association which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

As a foreign private issuer whose shares are listed on the NASDAQ Stock Market, or NASDAQ, we may follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain rules of NASDAQ. We currently follow Israeli home country practices solely with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, or Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital. We may in the future elect to follow Israeli home country practices with regard to other matters such as the formation and composition of the nominating and corporate governance committee, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers. See “Management—Corporate Governance Practices.”

As a foreign private issuer we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the Securities and Exchange Commission, or SEC, as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, although pursuant to the Companies Law, we disclose the annual compensation of our five most highly compensated office holders (as defined under the Companies Law) on an individual basis, including in this prospectus.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, for up to five fiscal years after September 23, 2014, the date of our initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that these shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

In connection with our initial public offering, our executive officers and directors and the holders of substantially all of our ordinary shares entered into lock-up agreements with the underwriters, which, subject to limited exceptions, restrict their ability to transfer their shares until March 22, 2015. We, our directors and officers and the selling shareholders in this offering have entered into a similar agreement with the underwriters of this offering that expires 90 days after the date of this prospectus, with limited exceptions. As a result, on March 22, 2015, approximately 1.2 million shares will become available for sale, none of which are expected to be subject to volume, manner of sale and other limitations; and on June 9, 2015, 90 days after the date of the final prospectus related to this offering, an additional approximately 18.7 million shares will become available for sale, approximately 15.7 million of which are expected to be subject to volume, manner or sale and other limitations.

Following this offering, the holders of approximately 19.1 million of our ordinary shares will be entitled to require that we register their shares under the Securities Act for resale into the public markets subject to any lock-up agreement that such holders have signed in connection with this offering. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Certain Relationships and Related Party Transactions—Registration Rights.” Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

Further, 4,776,985 ordinary shares are reserved for issuance under our share option plans as of December 31, 2014. Shares issuable under our share option plans have been registered on a Form S-8 registration statement and may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

We believe that we were classified as a passive foreign investment company for the taxable year ending December 31, 2014, and our U.S. shareholders may suffer adverse tax consequences as a result.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which, assuming we were a non-publicly traded controlled foreign corporation, or CFC, for the year being tested, may be measured by the adjusted tax basis of our assets or, if we were a publicly traded CFC or not a CFC, the total value of our assets may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our belief that we were a CFC prior to our initial public offering in our 2014 taxable year and on our gross income and gross assets, as well as our use of proceeds from our initial public offering, and the nature of our business, we believe that we were classified as a PFIC for the taxable year ending December 31, 2014. Because the total value of our assets will be measured in part by the market value of our ordinary shares in our 2015 taxable year, we do not expect to be classified as a PFIC for our taxable year ending December 31, 2015. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2015 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. If we are characterized as a PFIC, certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment of our ordinary shares. However, such elections could result in you recognizing taxable income in a taxable year with respect to our shares in excess of any distributions that we make to you in that year, thus giving rise to so-called “phantom income” and to a potential out-of-pocket tax liability. For each year in which we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. investor may be able to avoid certain adverse tax consequences by making an election to “mark-to-market” our ordinary shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of the ordinary shares. However, a mark-to-market election with respect to us does not apply to any equity interests in our subsidiaries that are classified as a PFIC and a “U.S. Holder” (as defined in “U.S. and Israeli Tax Consequences for our Shareholders—Certain United States Federal Income Tax Consequences—Passive Foreign Investment Company Considerations”) generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes. We will use commercially reasonable efforts to make available to U.S. Holders the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “U.S. and Israeli Tax Consequences for our Shareholders—Certain United States Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “U.S. and Israeli Tax Consequences for our Shareholders—Certain United States Federal Income Tax Consequences” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

We have broad discretion over the use of proceeds we received in our initial public offering and may not apply the proceeds in ways that increase the value of your investment.

Our management has broad discretion in the application of the net proceeds from our initial public offering, the majority of which has not yet been spent, and, as a result, you must rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

Under Section 404 of the Sarbanes-Oxley Act and, as an emerging growth company, we are currently not required to obtain an auditor attestation regarding our internal control over financial reporting and we have therefore not yet determined whether our existing internal controls over financial reporting are effective.

We will not be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act until we file our Annual Report on Form 20-F for the year ending December 31, 2015, at the earliest. Furthermore, unless we lose our status as an “emerging growth company” under the JOBS Act, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until 2018. Accordingly, we have only recently commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. We may lose our status as an “emerging growth company” and be required to obtain an auditor attestation for our Annual Report on Form 20-F for the year ending December 31, 2015 if we have an unaffiliated market capitalization of over $700 million as of June 30, 2015.

The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Risks Relating to Our Incorporation and Location in Israel

Our headquarters, research and development activities and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters and principal research and development facilities are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2014, we had 180 employees based in Israel, certain of which may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We were granted Approved Enterprise status under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. We had elected the alternative benefits program, pursuant to which income derived from the Approved Enterprise program is tax-exempt for two years and enjoys a reduced tax rate of 10% to 25% for up to a total of eight years, subject to an adjustment based upon the foreign investors’ ownership. We were also eligible for certain tax benefits provided to Benefited Enterprises under the Investment Law. In March 2013, we notified the Israel Tax Authority that we apply the new tax regime under the Investment Law instead of our Approved Enterprise and Benefited Enterprise. As of 2013 we are eligible for certain tax benefits provided to Preferred Enterprises under Investment Law. If we do not meet the conditions stipulated in the Investment Law, any tax benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and CPI linkage. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2013 was 25.0% and was increased to 26.5% for 2014 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Taxation and Israeli Government Programs Applicable to our Company—Law for the Encouragement of Capital Investments, 5719-1959.”

We may be required to pay monetary remuneration to employees who invented inventions during and as a consequence of their employment, even if the proprietary rights to such inventions have been assigned to us.

We enter into assignment-of-invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees during the course of their employment by us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Recent decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration or the criteria or circumstances under which an employee’s assignment of all rights and/or waiver of his or her right to remuneration will be disregarded. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with or an acquisition of us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Description of Share Capital—Acquisitions under Israeli Law” for additional information.

Our articles of association provide that our directors (other than external directors) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli auditors named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these auditors.

We are incorporated in Israel. The majority of our directors and executive officers, and the Israeli auditors listed in this prospectus reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Your rights and responsibilities as a shareholder are, and will continue to be, governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•	our expectations regarding revenues generated by our hybrid sales model;

•	our expectations regarding our operating and net profit margins;

•	our expectations regarding significant drivers of our future growth;

•	our plans to continue to invest in research and development to develop technology for both existing and new products;

•	our plans to invest in sales and marketing efforts and expand our channel partnerships;

•	our plans to hire additional new employees;

•	our plans to leverage our global footprint in existing industry verticals to further expand our market share;

•	our plans to pursue incremental sales by further expanding our customer success team;

•	our expectations regarding our tax classifications;

•	our expectations regarding the controlling shareholder status of Jerusalem Venture Partners; and

•	our plans to pursue strategic acquisitions.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, is based on information from various sources, including Gartner, Inc. (Gartner), IDC, Mandiant (recently acquired by FireEye, Inc.) and Verizon Communications Inc. (Verizon), on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Report described herein, (the Gartner Report) represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice. The Gartner Report referenced is Market Guide for Endpoint Detection and Response Solutions, dated May 13, 2014.

USE OF PROCEEDS

The selling shareholders will receive all net proceeds from the sale of the ordinary shares to be sold in this offering. We will not receive any of the proceeds from the sale of our ordinary shares by the selling shareholders.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been listed on NASDAQ under the symbol “CYBR” since September 24, 2014. The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NASDAQ Global Select Market.

	Low	High
Year ending December 31, 2015:
First Quarter (through March 11, 2015)	$33.00	$70.48
Year ended December 31, 2014:
Fourth Quarter	26.66	47.01
Third Quarter (beginning September 24, 2014)	22.12	35.88

The closing sale price of our ordinary shares, as reported by the NASDAQ Global Select Market, on March 11, 2015, was $55.60 per ordinary share.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The distribution of dividends may also be limited by Israeli law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of an Israeli court.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term bank deposits, and total capitalization as of December 31, 2014. You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

As of December 31, 2014
(in thousands, except share and per share amounts)
Cash, cash equivalents and short-term bank deposits	$177,181

Ordinary shares, par value NIS 0.01 per share; 250,000,000 shares authorized and 30,501,352 shares issued and outstanding	79
Additional paid-in capital	134,486
Accumulated other comprehensive loss	(333)
Retained earnings	20,776

Total shareholders’ equity	155,008
Total capitalization	$332,189

The preceding table excludes, as of December 31, 2014, (1) 4,776,985 ordinary shares reserved for issuance under our equity incentive plans, in respect of which we had outstanding options to purchase 4,564,764 ordinary shares at a weighted average exercise price of $2.57 per share and 27,960 unvested RSUs and (2) 15,000 ordinary shares underlying warrants issued to an Israeli non-profit organization with an exercise price of $2.21 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with U.S. GAAP.

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2011 and the consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements that are not included in this prospectus.

	Year ended December 31,
	2011	2012	2013	2014
	(in thousands except share and per share data)
Consolidated Statements of Operations:
Revenues:
License	$21,125	$27,029	$38,907	$61,320
Maintenance and professional services	15,240	20,179	27,250	41,679

Total revenues	36,365	47,208	66,157	102,999

Cost of revenues:
License	899	1,002	1,216	2,654
Maintenance and professional services	4,517	5,922	7,860	12,053

Total cost of revenues(1)	5,416	6,924	9,076	14,707

Gross profit	30,949	40,284	57,081	88,292

Operating expenses:
Research and development(1)	6,272	7,273	10,404	14,400
Sales and marketing(1)	15,929	22,081	32,840	44,943
General and administrative(1)	3,077	3,297	4,758	8,495

Total operating expenses	25,278	32,651	48,002	67,838

Operating income	5,671	7,633	9,079	20,454
Financial income (expenses), net	(190)	4	(1,124)	(5,988)

Income before taxes on income	5,481	7,637	7,955	14,466
Taxes on income (benefit)	(392)	(225)	1,320	4,512

Net income	$5,873	$7,862	$6,635	$9,954

Basic net income per ordinary share(2)	$0.43	$0.51	$0.25	$0.46

Diluted net income per ordinary share(2)	$0.26	$0.31	$0.14	$0.34

Weighted average number of ordinary shares used in computing basic net income per ordinary share(2)	4,969,489	6,592,997	6,900,433	13,335,059

Weighted average number of ordinary shares used in computing diluted net income per ordinary share(2)	22,791,354	25,245,790	10,765,914	29,704,730

	As of December 31,
	2011	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term bank deposits	$33,353	$45,995	$65,368	$177,181
Deferred revenue, current and long term	9,302	15,068	24,478	32,160
Working capital(3)	29,026	41,448	51,547	160,617
Total assets	47,654	64,379	89,632	210,552
Preferred share warrant liability	512	688	2,134	—
Total shareholders’ equity	30,290	38,494	45,846	155,008

	Year ended December 31,
	2011	2012	2013	2014
	(in thousands)
Supplemental Financial Data:
Non-GAAP operating income(4)	$7,347	$7,917	$9,482	$22,027
Non-GAAP net income(4)	7,728	8,322	8,484	15,836
Net cash provided by operating activities	9,376	13,657	20,159	23,840

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2011	2012	2013	2014
	(in thousands)
Cost of revenues	$70	$32	$39	$137
Research and development	481	58	73	172
Sales and marketing	432	81	126	347
General and administrative	693	113	165	917

Total share-based compensation expenses	$1,676	$284	$403	$1,573

(2)	Basic and diluted net income per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see note 10 to our consolidated financial statements included elsewhere in this prospectus.
(3)	We define working capital as total current assets minus total current liabilities.
(4)	Non-GAAP operating income and non-GAAP net income are non-GAAP financial measures. We define non-GAAP operating income as operating income excluding share-based compensation expense. We define non-GAAP net income as net income excluding (i) share-based compensation expense, and (ii) financial expenses resulting from the revaluation of warrants to purchase preferred shares. The following tables reconcile operating income and net income, the most directly comparable U.S. GAAP measure, to non-GAAP operating income and non-GAAP net income for the periods presented:

	Year ended December 31,
	2011	2012	2013	2014
	(in thousands)
Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$5,671	$7,633	$9,079	$20,454
Share-based compensation	1,676	284	403	1,573

Non-GAAP operating income	$7,347	$7,917	$9,482	$22,027

	Year ended December 31,
	2011	2012	2013	2014
	(in thousands)
Reconciliation of Net Income to Non-GAAP Net Income:
Net income	$5,873	$7,862	$6,635	$9,954
Share-based compensation	1,676	284	403	1,573
Warrant adjustment	179	176	1,446	4,309

Non-GAAP net income	$7,728	$8,322	$8,484	$15,836

For a description of how we use non-GAAP operating income and non-GAAP net income to evaluate our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics.” We believe that these non-GAAP financial measures are useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expenses and we believe that providing non-GAAP operating income and non-GAAP net income that excludes share-based compensation expenses and warrant awards allows for more meaningful comparisons between our operating results from period to period.

Other companies, including companies in our industry, may calculate non-GAAP operating and non-GAAP net income differently or not at all, which reduces their usefulness as a comparative measure. You should consider non-GAAP operating income and non-GAAP net income along with other financial performance measures, including operating income and net income, and our financial results presented in accordance with U.S. GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a global leader and pioneer of a new layer of IT security solutions that protects organizations from cyber attacks that have made their way inside the network perimeter to strike at the heart of the enterprise. Our software solution is focused on protecting privileged accounts, which have become a critical target in the lifecycle of today’s cyber attacks. Privileged accounts act as the “keys to the IT kingdom,” providing complete access to, and control of, all parts of IT infrastructure, industrial control systems and critical business data. In the hands of an external attacker or malicious insider, privileged accounts allow attackers to take control of and disrupt an organization’s IT and industrial control infrastructures, steal confidential information and commit financial fraud. Our comprehensive solution proactively protects privileged accounts, monitors privileged activity and detects malicious privileged behavior. Our customers use our innovative solution to introduce this new security layer to protect against, detect and respond to cyber attacks before they strike vital systems and compromise sensitive data.

We have a history of innovation. We started operations in 1999 with the vision of protecting high-value business data and pioneered our Digital Vault technology, which is the foundation of our platform. That same year, we began offering our first product, the Sensitive Information Management Solution (previously called the Sensitive Document Vault), which provides a secure platform through which our customers’ employees can share sensitive files. We believe our early innovation in vaulting technology enabled us to evolve into a company that provides a comprehensive security solution built for privileged accounts. In 2005, we introduced our Privileged Account Security Solution, which has become our leading offering and reflects our emphasis on protecting privileged accounts across an organization. Our Privileged Account Security Solution is built on our shared technology platform and consists of several products: Enterprise Password Vault, SSH Key Manager, Privileged Session Manager, Privileged Threat Analytics, Application Identity Manager and On-Demand Privileges Manager.

We derive our revenues from licensing our cybersecurity software, selling maintenance and support contracts, and providing professional services to the extent requested by customers. Our license revenues consist primarily of revenues from sales of our Privileged Account Security Solution. Our customers typically purchase one year and, to a lesser extent, three years, of maintenance and support in conjunction with their initial purchase of our products. Thereafter, they can renew such maintenance and support for additional one or three-year periods.

We seek to foster long-term relationships with our customers. We have a significant opportunity to generate additional revenue from our existing customers by helping them identify and address gaps in their current privileged account security strategy. Our platform provides our customers flexibility to initially deploy one or more of our products for a single use case and then expand usage over time to address more use cases, to add incremental licenses for more users or systems or to license additional products from our comprehensive platform. We measure the perpetual license maintenance renewal rate for our customers over a 12-month period, based on a dollar renewal rate of contracts expiring during that time period. Our perpetual license maintenance renewal rate is measured three months after the 12-month period ends to account for late renewals. Our renewal rate for each of the years ended December 31, 2012, 2013 and 2014 was over 90%. Our key strategies to maintain our renewal rate include focusing on the quality and reliability of our product updates and our technical support services.

We sell our products directly and through a global network of channel partners, including distributors and resellers, who then sell to their end customers. In 2014, we generated approximately half of our revenues through sales made by our global network of channel partners, with the balance being generated through our direct sales force. We refer to end customers as our customers throughout this prospectus. We believe that our hybrid sales model, which combines the leverage of channel sales with the account control of direct sales, will continue to play an important role in the growth of our customer base. Our hybrid sales model has aided our global growth by allowing us to partner with local distributors while being able to use our direct sales team in locations where that approach is advantageous to our business.

We market and sell our solution to organizations in a variety of industries and geographies. As of December 31, 2014, we had approximately 1,800 customers, including approximately 40% of the Fortune 100 and approximately 18% of the Global 2000. We define a customer to include a distinct entity, division or business unit of a company. The growth of our business and our future success depend on our ability to expand our customer base and increase our sales to existing customers, which depend on many factors, including our ability to expand our sales force, introduce new products and grow our relationships with channel partners. While each of these areas presents significant opportunities for us, they also pose important challenges and risks that we must successfully address in order to sustain the growth of our business and improve our results of operations. Additionally, the IT security market in which we operate is characterized by intense competition, constant innovation and evolving security needs, each of which may impact our ability to grow our business.

We have experienced strong growth over the last several years, as evidenced by a compound annual growth rate in revenues of 47.7% from 2012 to 2014. We have also increased our number of employees and subcontractors from 239 as of December 31, 2012 to 430 as of December 31, 2014. We intend to continue to aggressively grow our business to meet the needs of our customers and to pursue opportunities in new and existing verticals, geographies and products. We intend to continue to invest in the development of our sales and marketing teams, with a particular focus on expanding our channel partnerships and solidifying relationships with existing customers. We also plan to continue to invest in research and development in order to continue to develop technology for both existing and new products.

During the years ended December 31, 2012, 2013 and 2014, our revenues were $47.2 million, $66.2 million and $103.0 million, respectively, representing year-over-year growth of 40.1% and 55.7% in 2013 and 2014, respectively, and with maintenance and professional services comprising over 40% of our revenues each year. Our net income for the years ended December 31, 2012, 2013 and 2014 was $7.9 million, $6.6 million and $10.0 million, respectively.

Key Financial Metrics

We monitor several key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key financial metrics that we monitor are as follows:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Revenues	$47,208	$66,157	$102,999
Non-GAAP operating income(1)	7,917	9,482	22,027
Non-GAAP net income(1)	8,322	8,484	15,836
Net cash provided by operating activities	13,657	20,159	23,840
Total deferred revenues (as of period-end)	15,068	24,478	32,160

(1)	For a reconciliation of non-GAAP operating income to operating income and of non-GAAP net income to net income, the nearest comparable GAAP measures, see “Summary—Summary Consolidated Financial Data.”

Revenues. We derive our revenues from licensing our cybersecurity software, selling maintenance and support contracts, and providing professional services to the extent requested by customers. We review our revenues generally to assess the overall health of our business and our license revenues in particular to assess the adoption of our software and our growth in the markets we serve.

We consider our license revenues to be particularly important in assessing our results of operations because license fees, particularly from new customers, impact both our short-term and long-term revenues. New customers impact our revenues favorably in the short-term because we recognize substantially all license fees immediately upon delivery. New customers contribute significantly to our revenues in the long-term because the size of our maintenance and support contracts is directly related to our licenses revenues, but revenues from maintenance and support contracts are recognized on a straight-line basis over the term of the related contract. This fact, coupled with the high renewal rate for our maintenance and support contracts, means that a meaningful portion of the revenues we report each period are recognized from deferred revenues generated by maintenance and support contracts entered into during previous quarters.

The amount that a customer pays for a license can vary from a few thousand dollars to many millions of dollars depending on its scope. We generally license our products on a price per user or price per server basis; however, our license agreements with a small number of our largest customers do not contain any limit on the number of users or servers in recognition of the size of the overall agreement. We also license certain of our products based on the number of concurrent sessions monitored or endpoints secured. As a result, we do not track, and are unable to track, the amount of license revenues we generate on a per user or per server basis. We do, however, maintain internal price guidelines for different size transactions and, since our cost of license revenues is negligible, we generate incremental profit from every license. Although we are focused on growing our customer base, we also do not focus on the exact number of customers that we add in a given period because our revenues are also a function of the size of initial sales to new customers and the size of upsells to existing customers. We seek to grow the number of large transactions that we enter into because they better leverage our operating expense base, and particularly our sales and marketing expenses, and also generate larger maintenance and support contracts to drive future revenues and margins.

Because the size of our maintenance and support contracts is directly related to our licenses revenues and because the rates that we charge for professional services fluctuate very little, the drivers of changes in these sources of revenues have to date been volume-based. Historically, there has been little fluctuation in price when we renew a contract for maintenance and support or for professional services. While the demand for professional services is expected to increase as our customer and license base grows, we expect that our channel partners will increase the amount of such services that they provide. Therefore, while we expect an increase in the dollar amount of our professional services revenue, we do not expect our professional services revenues to increase materially as a percentage of total revenues.

See “—Components of Statements of Operations—Revenue” for more information.

Non-GAAP Operating Income and Non-GAAP Net Income. Non-GAAP operating income and non-GAAP net income are non-GAAP financial measures. We define non-GAAP operating income as operating income excluding share-based compensation expense. We define non-GAAP net income as net income excluding (i) share-based compensation expense, and (ii) financial expenses resulting from the revaluation of warrants to purchase preferred shares. Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between our net income from period to period. As these warrants were exercised in connection with our initial public offering, they will no longer be revalued at each balance sheet date. Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. In particular, these financial measures reflect our operating expenses, the largest of which is currently sales and marketing. Accordingly, we assess the effectiveness of our sales and marketing efforts in part by considering whether increases in such expenditures are reflected in increased revenues and increased non-GAAP operating income and non-GAAP net income. The material factors driving changes in these financial measures are discussed under the subheading “Revenues” within “—Comparison of Period to Period Results of Operations.”

Net Cash Provided by Operating Activities. We monitor net cash provided by operating activities as a measure of our overall business performance. Our net cash provided by operating activities is driven in large part by net income and from up-front payments for maintenance and support contracts and professional services. Monitoring net cash provided by operating activities enables us to analyze our financial performance as it includes our deferred revenues and removes the non-cash effects of certain items such as depreciation and share-based compensation expense, thereby allowing us to better understand and manage the cash needs of our business. Substantially all of the increase in our net cash provided by operating activities has been from growth in our net income (as adjusted for non-cash items) and in our deferred revenues. The material factors driving changes in our net income and our deferred revenues (which are driven by growth of our license revenues) are discussed under “—Comparison of Period to Period Results of Operations.”

Total Deferred Revenues. Our total deferred revenues consist of amounts that have been paid but that have not yet been recognized as revenues because they do not meet the applicable criteria. The substantial majority of our deferred revenues consist of the unrecognized portion of upfront payments associated with maintenance and support contracts and, to a lesser extent, professional services. The remaining balance of our deferred revenues consists of payments for licenses that could not yet be recognized. We monitor our total deferred revenues because it represents a significant portion of revenues to be recognized in future periods. Substantially all of the increase in our total deferred revenues has been from growth in our maintenance and support contracts which, in turn, is driven by growth of our license revenues. The material factors driving changes in our license revenues are discussed under “—Comparison of Period to Period Results of Operations.”

Components of Statements of Operations

Revenues

Our revenues are comprised of the following:

•	License Revenues. License revenues are generated from sales of perpetual licenses for our cybersecurity software: Privileged Account Security Solution and Sensitive Information Management Solution.

•	Privileged Account Security Solution—The substantial majority of our license revenues have been from sales of our Privileged Account Security Solution. Customers can purchase Enterprise Password Vault, SSH Key Manager, Privileged Session Manager, Privileged Threat Analytics, Application Identity Manager and On-Demand Privileges Manager. We license our Enterprise Password Vault to our customers based on the number of privileged account users. We offer customers the choice of licensing our Privileged Session Manager based on the number of devices secured or the number of concurrent sessions it monitors. We license our SSH Key Manager (introduced in late 2014), Application Identity Manager and On-Demand Privileges Manager to our customers based on the number of servers that each such product protects. We introduced our Privileged Threat Analytics product in late December 2013. We license our Privileged Threat Analytics to customers based on the number of protected endpoints, such as servers, desktops, databases or mobile devices.

•	Sensitive Information Management Solution—We generate additional license revenues through sales of our Sensitive Information Management Solution, our first product to market. Customers license the Sensitive Information Management Solution based on the permitted number of users of the software.

•	Maintenance and Professional Services Revenues. Maintenance revenues are generated from maintenance and service contracts purchased by our customers in order to gain access to the latest software enhancements and updates on an ‘if and when available’ basis and to telephone and email technical support. We also offer professional services focused on both deployment and training our customers to fully leverage the use of our products.

Geographic Breakdown of Revenues

The United States is our biggest market, with the balance of our revenues generated from the EMEA region and the rest of the world, including North and South America (excluding the United States) as well as countries in the Asia Pacific region. The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Year ended December 31,
	2012		2013		2014
United States	$26,178	55.4%	$32,041	48.4%	$60,761	59.0%
EMEA	14,148	30.0	25,796	39.0	33,198	32.2
Rest of World	6,882	14.6	8,320	12.6	9,040	8.8

Total revenues	$47,208	100.0%	$66,157	100.0%	$102,999	100.0%

Cost of Revenues

Our total cost of revenues is comprised of the following:

•	Cost of License Revenues. Cost of license revenues consists of shipping costs associated with delivery of our software and license payments to third-party software vendors. We expect the absolute cost of license revenues to increase as our license revenues increase.

•	Cost of Maintenance and Professional Services Revenues. Cost of maintenance and professional services revenues is primarily comprised of personnel costs for our global customer support organization. Personnel costs associated with customer support consist of salaries, benefits, bonuses and share-based compensation. We expect the absolute cost of maintenance and professional services revenues to increase as our customer base grows and as we hire additional professional services and technical support personnel.

Gross Profit and Gross Margin

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated slightly from period to period as a result of changes in the mix of license revenues and maintenance and professional services revenues and we expect this pattern to continue.

Operating Expenses

Our operating expenses are classified into three categories: research and development, sales and marketing and general and administrative. For each category, the largest component is personnel costs, which consists of salaries, employee benefits (including commissions and bonuses) and share-based compensation expense. Operating expenses also include allocated overhead costs for facilities and foreign currency hedging contracts gains and losses. Allocated costs for facilities primarily consist of rent, depreciation and office maintenance and utilities. Operating expenses are generally recognized as incurred. We expect personnel and all allocated costs to continue to increase in absolute dollars as we hire new employees and add facilities to continue to grow our business. We expect operating margins and operating income to decline in the near term compared to prior periods as we further increase our headcount to support the future growth of our business and incur public company expenses.

Research and Development. Research and development expenses consist primarily of personnel costs attributable to our research and development personnel and consultants as well as allocated overhead costs. We expense research and development expenses as incurred. We expect that our research and development expenses will continue to increase in absolute dollars and, in the near term, as a percentage of revenues as we increase our research and development headcount to further strengthen our technology platform and invest in the development of both existing and new products.

Sales and Marketing. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, including variable compensation, as well as marketing and business development costs, product certifications, travel expenses and allocated overhead costs. We expect that sales and marketing expenses will continue to increase in absolute dollars and, in the near term, as a percentage of our revenues as we plan to expand our sales and marketing efforts globally. We expect sales and marketing expenses to be our largest category of operating expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our executive, finance, human resources, legal and administrative personnel. General and administrative expenses also include external legal, accounting and other professional service fees. We expect that general and administrative expense will increase in absolute dollars and, in the near term, as a percentage of revenues as we grow and expand our operations and operate as a public company, including higher legal, corporate insurance, investor relations and accounting expenses, and the additional costs of achieving and maintaining compliance with the Sarbanes-Oxley Act and related regulations.

Financial Income (Expenses), Net

Financial income (expenses), net consists of interest income, foreign currency exchange gains or losses and warrant liability expenses. Interest income consists of interest earned on our cash, cash equivalents and short-term bank deposits. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar. Warrant liability changes relate to our preferred share warrants. Our preferred share warrants are classified as a liability on our consolidated balance sheets and, as such, are remeasured to fair value each period with a corresponding expense from the adjustment recorded as financial income (expenses), net. Immediately prior to the completion of our initial public offering, all of our preferred share warrants were exercised and, accordingly, we no longer record any financial expenses in respect of them on our statement of operations. As of the most recent reporting period, we did not have any indebtedness for borrowed amounts.

Taxes on Income

The standard corporate tax rate in Israel for 2014 and thereafter is 26.5% and was 25.0% for 2012 and 2013.

As discussed in greater detail below under “Taxation and Israeli Government Programs Applicable to our Company,” we have received various tax benefits under the Investment Law. Under the Investment Law, our effective tax rate to be paid with respect to our Israeli taxable income under these benefits programs is 16.0%.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments.

Our non-Israeli subsidiaries are taxed according to the tax laws in their respective jurisdictions of organization. Due to our multi-jurisdictional operations, we apply significant judgment to determine our consolidated income tax position.

Comparison of Period to Period Results of Operations

The following tables set forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2012		2013		2014
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in thousands, except for %)
Revenues:
License	$27,029	57.3%	$38,907	58.8%	$61,320	59.5%
Maintenance and professional services	20,179	42.7	27,250	41.2	41,679	40.5

Total revenues	47,208	100.0	66,157	100.0	102,999	100.0

Cost of revenues:
License	1,002	2.1	1,216	1.8	2,654	2.6
Maintenance and professional services	5,922	12.6	7,860	11.9	12,053	11.7

Total cost of revenues	6,924	14.7	9,076	13.7	14,707	14.3

Gross profit	40,284	85.3	57,081	86.3	88,292	85.7

Operating expenses:
Research and development	7,273	15.4	10,404	15.7	14,400	14.0
Sales and marketing	22,081	46.7	32,840	49.7	44,943	43.6
General and administrative	3,297	7.0	4,758	7.2	8,495	8.2

Total operating expenses	32,651	69.1	48,002	72.6	67,838	65.8

Operating income	7,633	16.2	9,079	13.7	20,454	19.9
Financial income (expenses), net	4	0.0	(1,124)	(1.7)	(5,988)	(5.8)

Income before taxes on income	7,637	16.2	7,955	12.0	14,466	14.1
Taxes on income (benefit)	(225)	(0.5)	1,320	2.0	4,512	4.4

Net income	$7,862	16.7%	$6,635	10.0%	$9,954	9.7%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

Revenues

	Year ended December 31,
	2013		2014		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
License	$38,907	58.8%	$61,320	59.5%	$22,413	57.6%
Maintenance and professional services	27,250	41.2	41,679	40.5	14,429	53.0

Total revenues	$66,157	100.0%	$102,999	100.0%	$36,842	55.7%

Revenues increased by $36.8 million, or 55.7%, from $66.2 million in 2013 to $103.0 million in 2014. This increase was due to increased sales volume of our solution. This increase was also driven by growth in both our license revenues and our maintenance and professional services revenue. This growth was most pronounced in the United States where revenues increased by $28.7 million compared to increases of $7.4 million in the EMEA region and $0.7 million in the rest of the world. The significant increase in revenues from the United States primarily resulted from eight large transactions of greater than $1.0 million each that together accounted for

$14.9 million. Multiple large transactions or even a single large transaction in a specific period could continue to materially impact relative growth rates among our different regions for a particular period. We increased our number of customers from approximately 1,500 as of December 31, 2013 to approximately 1,800 as of December 31, 2014.

License revenues increased by $22.4 million, or 57.6%, from $38.9 million in 2013 to $61.3 million in 2014. In 2014, approximately 40% of license revenues were generated from sales to customers from whom we had generated revenues before this period. Substantially all of the license revenue growth resulted from increased sales of our Privileged Account Security Solution, driven by increased demand for our Enterprise Password Vault, Privileged Session Manager and our Application Identity Manager.

Maintenance and professional services revenues increased by $14.4 million, or 53.0%, from $27.3 million in 2013 to $41.7 million in 2014. Maintenance revenues increased by $10.8 million from $22.3 million in 2013 to $33.1 million in 2014, with renewals accounting for approximately $5.9 million and initial maintenance contracts for approximately $4.9 million, respectively, of this increase. Professional services revenues increased by $3.6 million from $5.0 million in 2013 to $8.6 million in 2014 due to the provision of more services to customers.

Cost of Revenues and Gross Profit

	Year ended December 31,				Change
	2013		2014
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Cost of revenues:
License	$1,216	1.8%	$2,654	2.6%	$1,438	118.3%
Maintenance and professional services	7,860	11.9	12,053	11.7	4,193	53.3

Total cost of revenues	$9,076	13.7%	$14,707	14.3%	$5,631	62.0%

Gross profit	$57,081	86.3%	$88,292	85.7%	$31,211	54.7%

Cost of license revenues increased by $1.4 million, or 118.3%, from $1.2 million in 2013 to $2.6 million in 2014. The increase in cost of license revenues was driven primarily by an increase in license revenues.

Cost of maintenance and professional services revenues increased by $4.2 million, or 53.3%, from $7.9 million in 2013 to $12.1 million in 2014. The increase in cost of maintenance and professional services revenues was driven primarily by a $3.5 million increase in personnel costs and related expenses as our technical support and professional services headcount grew from 60 at the end of 2013 to 76 at the end of 2014.

Gross profit increased by $31.2 million, or 54.7%, from $57.1 million in 2013 to $88.3 million in 2014. Gross margins decreased from 86.3% in 2013 to 85.7% in 2014. This decrease was driven by increase in costs associated with sales of licenses.

Operating Expenses

	Year ended December 31,				Change
	2013		2014
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$10,404	15.7%	$14,400	14.0%	$3,996	38.4%
Sales and marketing	32,840	49.7	44,943	43.6	12,103	36.9
General and administrative	4,758	7.2	8,495	8.2	3,737	78.5

Total operating expenses	$48,002	72.6%	$67,838	65.8%	$19,836	41.3%

Research and Development. Research and development expenses increased by $4.0 million, or 38.4%, from $10.4 million in 2013 to $14.4 million in 2014. This increase was primarily attributable to a $3.6 million increase in personnel costs and related expenses as we increased our research and development team headcount from 95 at the end of 2013 to 119 at the end of 2014 to support continued investment in our future product and service offerings. The increase was also attributable to a $0.4 million increase related to allocated overhead costs.

Sales and Marketing. Sales and marketing expenses increased by $12.1 million, or 36.9%, from $32.8 million in 2013 to $44.9 million in 2014. This increase was primarily attributable to a $9.8 million increase in expenses for salaries and related expenses due to increased headcount in all regions to expand our sales and marketing organization coupled with a $0.8 million increase in expenses related to our marketing programs and a $0.8 million increase in travel and related expenses. Our sales and marketing headcount grew from 135 at the end of 2013 to 202 at the end of 2014. The remainder of the increase is attributable to increased costs related to facilities and overhead allocation.

General and Administrative. General and administrative expenses increased by $3.7 million, or 78.5%, from $4.8 million in 2013 to $8.5 million in 2014. This increase was primarily attributable to an increase of $1.8 million in payroll expenses, including variable compensation to executive management, and due to increased headcount coupled with a $1.9 million increase in other expenses such as legal, accounting, facilities, directors’ fees, travel expenses and share incentive compensation expenses, and other administrative expenses.

Financial Expenses, Net. Financial expenses increased by $4.9 million from $1.1 million in 2013 to $6.0 million in 2014. This increase resulted primarily from expenses associated with the revaluation of fair value of warrants to purchase series B3 preferred shares of $2.9 million coupled with losses of $2.0 million due to exchange rate fluctuations.

Taxes on Income. Taxes on income increased from $1.3 million in 2013 to $4.5 million in 2014. This increase was attributable to an increase of $1.4 million in tax expenses in Israel and an increase of $1.8 million in tax expenses in foreign locations, mainly the United States.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2013

Revenues

	Year ended December 31,				Change
	2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Revenues:
License	$27,029	57.3%	$38,907	58.8%	$11,878	43.9%
Maintenance and professional services	20,179	42.7	27,250	41.2	7,071	35.0

Total revenues	$47,208	100.0%	$66,157	100.0%	$18,949	40.1%

Revenues increased by $19.0 million, or 40.1%, from $47.2 million in 2012 to $66.2 million in 2013. This increase was due to increased sales volume of our solution. This increase was also driven by growth in both our license revenues and our maintenance and professional services revenue. This growth was most pronounced in the EMEA region where revenues increased by $11.7 million compared to increases of $5.9 million in the United States and $1.4 million in the rest of the world. The significant increases in the EMEA region primarily resulted from three large transactions of greater than $1.0 million each with new customers that together accounted for $5.1 million of the increased revenue. Multiple large transactions or even a single large transaction in a specific period could continue to materially impact relative growth rates among our different regions for a particular period. We increased our number of customers from approximately 1,200 as of December 31, 2012 to approximately 1,500 as of December 31, 2013.

License revenues increased by $11.9 million, or 43.9%, from $27.0 million in 2012 to $38.9 million in 2013. In 2013, approximately 32% of license revenues were generated from sales to customers from whom we had generated revenues before this period. Substantially all of the license revenue growth resulted from increased sales of our Privileged Account Security Solution, driven by demand for our Privileged Session Manager and our Application Identity Manager.

Maintenance and professional services revenues increased by $7.1 million, or 35.0%, from $20.2 million in 2012 to $27.3 million in 2013. Maintenance revenues increased by $6.0 million from $16.3 million in 2012 to $22.3 million in 2013, with renewals accounting for approximately $4.2 million and initial maintenance contracts for approximately $1.8 million, respectively, of this increase. Professional services revenues increased by $1.1 million from $3.9 million in 2012 to $5.0 million in 2013 due to the provision of more services to customers.

Cost of Revenues and Gross Profit

	Year ended December 31,
	2012		2013		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Cost of Revenues:
License	$1,002	2.1%	$1,216	1.8%	$214	21.4%
Maintenance and professional services	5,922	12.6	7,860	11.9	1,938	32.7

Total cost of revenues	$6,924	14.7%	$9,076	13.7%	$2,152	31.1%

Gross profit	$40,284	85.3%	$57,081	86.3%	$16,797	41.7%

Cost of license revenues increased by $0.2 million, or 21.4%, from $1.0 million in 2012 to $1.2 million in 2013. The increase in cost of license revenues was driven primarily by an increase in license revenues.

Cost of maintenance and professional services revenues increased by $2.0 million, or 32.7%, from $5.9 million in 2012 to $7.9 million in 2013. The increase in cost of maintenance and professional services revenue was driven primarily by a $1.7 million increase in personnel costs and related expenses as our technical support and professional services headcount grew from 47 at the end of 2012 to 60 at the end of 2013.

Gross profit increased by $16.8 million, or 41.7%, from $40.3 million in 2012 to $57.1 million in 2013. Gross margins increased from 85.3% in 2012 to 86.3% in 2013. This increase was driven by our revenue growth outpacing the growth of our cost of revenues.

Operating Expenses

	Year ended December 31,				Change
	2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$7,273	15.4%	$10,404	15.7%	$3,131	43.0%
Sales and marketing	22,081	46.7	32,840	49.7	10,759	48.7
General and administrative	3,297	7.0	4,758	7.2	1,461	44.3

Total operating expenses	$32,651	69.1%	$48,002	72.6%	$15,351	47.0%

Research and Development. Research and development expenses increased by $3.1 million, or 43.0%, from $7.3 million in 2012 to $10.4 million in 2013. This increase was primarily attributable to a $2.6 million increase in personnel costs and related expenses as we increased our research and development team headcount from 70 at the end of 2012 to 95 at the end of 2013 to support continued investment in our future product and service offerings. The increase was also attributable to a $0.4 million increase related to allocated overhead costs.

Sales and Marketing. Sales and marketing expenses increased by $10.7 million, or 48.7%, from $22.1 million in 2012 to $32.8 million in 2013. This increase was attributable to an $8.0 million increase in expenses for salaries and related expenses due to increased headcount in all regions to expand our sales and marketing organization coupled with a $1.4 million increase in expenses related to our marketing programs and a $0.8 million increase in travel and related expenses. Our sales and marketing headcount grew from 100 at the end of 2012 to 135 at the end of 2013. The remainder of the increase is attributable to increased investment in marketing programs.

General and Administrative. General and administrative expenses increased by $1.5 million, or 44.3%, from $3.3 million in 2012 to $4.8 million in 2013. This increase was primarily attributable to an increase of $1.2 million in payroll expenses, including variable compensation to executive management, and due to increased headcount coupled with a $0.2 million increase in other expenses such as legal, facilities and other administrative expenses.

Financial Income (Expenses), Net. In 2012, financial income (expenses), net, was zero. In 2013, we had financial expenses, net, of $1.1 million. This change resulted primarily from an increase of $1.4 million in expenses associated with the measurement of fair value of warrants to purchase series B3 preferred shares, partially offset by a gain of $0.3 million due to exchange rate fluctuations.

Taxes on Income. Taxes on income increased from a tax benefit of $0.2 million in 2012 to tax expenses of $1.3 million in 2013. This increase was attributable to an increase of $1.8 million in tax expenses in Israel offset by a decrease of $0.3 million in the United States.

Quarterly Results of Operations and Seasonality

The following tables present our unaudited condensed consolidated quarterly results of operations in dollars and as a percentage of revenues for the periods indicated. This information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The historical quarterly results presented are not necessarily indicative of the results that may be expected for any future quarters or periods.

The quarterly supplemental financial measures below include quarterly non-GAAP operating income, non-GAAP net income and net cash provided by operating activities, which are non-GAAP financial measures. See “Summary—Summary Consolidated Financial Data” for a description of how we calculate non-GAAP operating income and non-GAAP net income, a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures and a discussion about the limitations of these non-GAAP financial measures.

	Three months ended
	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
License	$6,702	$9,717	$9,970	$12,518	$9,120	$11,129	$16,620	$24,451
Maintenance and professional services	6,029	6,767	6,920	7,534	8,275	10,209	11,341	11,854

Total revenues	12,731	16,484	16,890	20,052	17,395	21,338	27,961	36,305

Cost of revenues:
License	269	243	223	481	628	733	462	831
Maintenance and professional services	1,865	2,001	1,920	2,074	2,425	2,875	3,072	3,681

Total cost of revenues	2,134	2,244	2,143	2,555	3,053	3,608	3,534	4,512

Gross profit	10,597	14,240	14,747	17,497	14,342	17,730	24,427	31,793

Operating expenses:
Research and development	2,269	2,568	2,717	2,850	3,237	3,342	3,658	4,163
Sales and marketing	6,817	7,740	7,876	10,407	9,433	9,682	11,040	14,788
General and administrative	965	1,055	1,156	1,582	1,481	1,637	2,041	3,336

Total operating expenses	10,051	11,363	11,749	14,839	14,151	14,661	16,739	22,287

Operating income	546	2,877	2,998	2,658	191	3,069	7,688	9,506

Net income (loss)	$128	$2,598	$2,513	$1,396	$(1,248)	$1,230	$3,312	$6,660

	Three months ended
	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014
	(as a % of total revenues)
Consolidated Statements of Operations Data:
Revenues:
License	52.6%	58.9%	59.0%	62.4%	52.4%	52.2%	59.4%	67.3%
Maintenance and professional services	47.4	41.1	41.0	37.6	47.6	47.8	40.6	32.7

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
License	2.1	1.5	1.3	2.4	3.6	3.4	1.6	2.3
Maintenance and professional services	14.7	12.1	11.4	10.3	14.0	13.5	11.0	10.1

Total cost of revenues	16.8	13.6	12.7	12.7	17.6	16.9	12.6	12.4

Gross profit	83.2	86.4	87.3	87.3	82.4	83.1	87.4	87.6

Operating expenses:
Research and development	17.8	15.6	16.1	14.2	18.6	15.6	13.1	11.5
Sales and marketing	53.5	46.9	46.6	51.9	54.2	45.4	39.5	40.7
General and administrative	7.6	6.4	6.8	7.9	8.5	7.7	7.3	9.2

Total operating expenses	78.9	68.9	69.5	74.0	81.3	68.7	59.9	61.4

Operating income	4.3	17.5	17.8	13.3	1.1	14.4	27.5	26.2
Net income (loss)	1.0%	15.8%	14.9%	7.0%	(7.2)%	5.8%	11.8%	18.3%

	Three months ended
	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014
	(in thousands)
Supplemental Financial Metrics:
Non-GAAP operating income	$627	$2,972	$3,108	$2,775	$347	$3,253	$8,374	$10,053
Non-GAAP net income	209	2,845	3,270	2,160	304	2,448	5,877	7,207
Net cash provided by operating activities	3,699	3,024	6,485	6,951	8,898	3,781	835	10,326
Total deferred revenues (as of three-months end)	17,310	19,649	22,723	24,478	32,395	31,937	27,742	32,160
Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$546	$2,877	$2,998	$2,658	$191	$3,069	$7,688	$9,506
Share-based compensation	81	95	110	117	156	184	686	547

Non-GAAP operating income	$627	$2,972	$3,108	$2,775	$347	$3,253	$8,374	$10,053
Reconciliation of Net Income (Loss) to Non-GAAP Net Income:
Net income (loss)	$128	$2,598	$2,513	$1,396	$(1,248)	$1,230	$3,312	$6,660
Share-based compensation	81	95	110	117	156	184	686	547
Warrant adjustment	—	152	647	647	1,396	1,034	1,879	—

Non-GAAP net income	$209	$2,845	$3,270	$2,160	$304	$2,448	$5,877	$7,207

Quarterly Revenue Trends. Our quarterly revenues increased year-over-year for all periods presented due to increased sales of licenses to new customers, as well as upsells to existing customers of new licenses as well as professional and support service contracts. Comparisons of our year-over-year total quarterly revenues are more meaningful than comparisons of our sequential results due to seasonality in the sale of our products and services. Our fourth quarter has historically been our strongest quarter for sales because our target customers are enterprises that generally make such license purchases in this quarter. While we believe that these seasonal trends have affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. We believe that our business may become more seasonal in the future. Historical patterns in our business may not be a reliable indicator of our future sales activity or performance.

Quarterly Gross Profit and Margin Trends. Our quarterly gross profit increased year-over-year for all periods presented. Our fourth quarter gross profit has historically been our strongest, which is consistent with our quarterly revenue trends. Our quarterly gross margin has remained relatively consistent over all periods presented, and any fluctuation is primarily due to shifts in the mix of sales between licenses and maintenance and professional services, as well as the types and volumes of products sold.

Quarterly Operating Expense Trends. Our quarterly operating expenses increased year-over-year for all periods presented primarily due to the addition of personnel in connection with the expansion of our business. Our operating expenses generally increase in the fourth quarter of each year as expenses increase to accommodate the increased revenues encountered in this quarter. Research and development expenses increased sequentially over the periods as we increased our headcount to support continued investment in our future products and services offerings. Sales and marketing expenses increased significantly over the periods as we incurred costs associated with commission expenses to sales people, personnel costs associated with increases in headcount and an increase in overhead allocations. General and administrative expenses increased over the periods primarily due to an increase in personnel costs, legal expenses and professional services fees related to preparing to be a public company.

Liquidity and Capital Resources

We fund our operations with cash generated from operating activities. In the past, we have also raised capital through the sale of equity securities to investors in private placements and, to a lesser extent, through exercised options. Our primary current uses of our cash are ongoing operating expenses and capital expenditures.

As of December 31, 2014, we had $177.2 million of cash, cash equivalents and short-term bank deposits. This compared with cash, cash equivalents and short-term bank deposits of $65.4 million and $46.0 million as of December 31, 2013 and 2012, respectively. We believe that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new software products and enhancements to existing software products and the continuing market acceptance of our software offerings.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Net cash provided by operating activities	$13,657	$20,159	$23,840
Net cash used in investing activities	(3,233)	(826)	(51,445)
Net cash provided by (used in) financing activities	(329)	159	89,410

A substantial source of our net cash provided by operating activities is our deferred revenues, which is included on our consolidated balance sheet as a liability. The majority of our deferred revenues consist of the unrecognized portion of upfront payments associated with maintenance and professional services, with the remainder consisting of payments for licenses that could not yet be recognized. We assess our liquidity, in part, through an analysis of our short and long-term deferred revenues that have not yet been recognized as revenues together with our other sources of liquidity. Deferred revenues for licenses are recognized when all applicable revenue criteria are met. Revenues from maintenance and support contracts are recognized ratably on a straight-line basis over the term of the related contract which is typically one year and, to a lesser extent, three years, and from professional services as services are performed. Thus, since we frequently recognize revenues in subsequent periods to when certain payments may be received, an increase in deferred revenues adds to the liquidity of our operations.

Net Cash Provided by Operating Activities

Our cash flows historically have reflected our net income coupled with changes in our non-cash working capital. During the year ended December 31, 2014, operating activities provided $23.8 million in cash as a result of $10.0 million net income combined with a decrease of $3.1 million in our non-cash working capital, adjusted by $7.2 million of non-cash charges related to a $4.3 million change in the fair value of warrants to purchase preferred shares, share-based compensation expenses of $1.6 million, depreciation of $0.7 million and tax benefit of $0.6 million coupled with a $3.3 million increase in long-term deferred revenues from three-year maintenance contracts for which we collected payment up front and a $0.2 million increase in long-term liabilities. The decrease of $3.1 million in our non-cash working capital was due to a $4.4 million increase in short-term deferred revenues and a $5.5 million increase in employees and payroll accruals and other current liabilities, which were partially offset by a $6.5 million increase in trade receivable and an increase of $0.3 million in trade payables and prepaid expenses and other current assets. Our days’ sales outstanding (DSO) was 68 days for the year ended December 31, 2014.

During the year ended December 31, 2013, operating activities provided $20.2 million in cash as a result of a decrease of $9.5 million in our non-cash working capital combined with net income of $6.6 million, adjusted by $2.3 million of non-cash charges related to a $1.4 million change in the fair value of warrants to purchase preferred shares, depreciation of $0.5 million and share-based compensation expenses of $0.4 million coupled with a $1.8 million increase in long-term deferred revenues from three-year maintenance contracts for which we collected payment up front. The decrease in our non-cash working capital was due to a $7.6 million increase in short-term deferred revenues and a $6.6 million increase in trade payables and employee-related accruals which were partially offset by increases of $3.3 million in trade receivables, $0.9 million in other current assets and $0.5 million in short-term deferred tax assets. Our DSO was 70 days for the year ended December 31, 2013.

During the year ended December 31, 2012, operating activities provided $13.7 million in cash as a result of a decrease in our non-cash working capital of $0.7 million combined with net income of $7.9 million, adjusted by $0.8 million of non-cash charges related to share-based compensation expenses of $0.3 million, depreciation of $0.3 million and a $0.2 million change in the fair value of warrants to purchase preferred shares coupled with a $2.9 million increase in long-term deferred revenues from three-year maintenance contracts for which we collected payment up front and a decrease in long-term assets, net, of $1.4 million. The decrease in our non-cash working capital was due to a $2.9 million increase in short-term deferred revenues and a $2.7 million increase in account and trade payables and employee-related accruals which were partially offset by increases of $3.1 million in trade receivables and $1.8 million in short-term deferred tax assets. Our DSO was 73 days for the year ended December 31, 2012.

Net Cash Used in Investing Activities

Net cash used in investing activities was $51.4 million for the year ended December 31, 2014. Net cash used in investing activities was $3.2 million and $0.8 million in 2012 and 2013, respectively. Investing activities have consisted primarily of investment in and proceeds from short-term deposits, and purchase of property and equipment.

Net Cash Provided by (Used in) Financing Activities

Our financing activities have primarily consisted of proceeds from the issuance and sale of our securities and proceeds from the exercise of share options. Net cash provided by financing activities was $89.4 million and $0.2 million for the years ended December 31, 2014 and 2013, respectively. Net cash used in financing activities was $0.3 million in 2012.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2014:

	Payments Due by Period
	Total	2015	2016	2017	2018	2019 and thereafter
	(in thousands)
Operating lease obligations(1)	$7,562	$2,301	$1,922	$636	$614	$2,089
Uncertain tax obligations(2)	322	—	—	—	—	—
Severance pay(3)	4,101	—	—	—	—	—

Total	$11,985	$2,301	$1,922	$636	$614	$2,089

(1)	Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and certain motor vehicles. We signed a new lease for our facilities located in Israel on February 26, 2015, and such obligation is excluded from the above table.
(2)	Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 8(j) to our consolidated financial statements included elsewhere in this prospectus for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.
(3)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination, retirement or death of the respective employee and may be reduced if the employee’s termination is voluntary. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $1.0 million is unfunded. See Note 2(i) to our consolidated financial statement included elsewhere in this report for further information.

Application of Critical Accounting Policies and Estimates

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our consolidated financial statements included elsewhere in this prospectus. We have prepared our financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results could differ from these estimates and could have a material adverse effect on our reported results. See “Risk Factors” for a discussion of the possible risks which may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Revenue Recognition

We account for our software licensing sales in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 985-605, “Software Revenue Recognition.” ASC 985-605 generally requires revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements when Vendor Specific Objective Evidence, or VSOE, of fair value exists for all elements and to be allocated to the different elements in the arrangement under the “residual method” when VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

Maintenance and professional services are sold separately and therefore the selling price (VSOE) is based on stand-alone transactions.

Under the residual method, at the outset of the arrangement with the customer, we defer revenues for the fair value of our undelivered elements and recognize revenues for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when all other criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

We recognize software license revenues when persuasive evidence of an arrangement exists, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable and collection of the license fee is considered probable. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenues are deferred and recognized when payments become due from the customer provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support contracts are recognized ratably on a straight-line basis over the term of the related contract which is typically one year and, to a lesser extent, three years, and from professional services as services are performed.

Our agreements with distributors and resellers are non-exchangeable, non-refundable, non-returnable and carry no rights of price protection. Accordingly, we consider distributors as end-users.

We do not generally grant a right of return to our customers. In transactions where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized when such acceptance has been obtained or as the acceptance provision has lapsed.

Deferred revenues include unearned amounts received under maintenance and support contracts, professional services and amounts received from customers for licenses but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria as of the balance sheet date.

Derivative instruments

ASC No. 815, “Derivative and Hedging”, requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments during the year, we have instituted a foreign currency cash flow hedging program. We hedge a portion of our forecasted expenses denominated in NIS. These forward and option contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, as their critical terms match underlying transactions being hedged.

Share-Based Compensation

Option Valuations

Under U.S. GAAP, we account for share-based compensation for employees in accordance with the provisions of the FASB’s ASC Topic 718 “Compensation—Stock Based Compensation,” or ASC 718, which requires us to measure the cost of options based on the fair value of the award on the grant date.

We selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of options for the years ended December 31, 2012 and 2013 and for the period from January 1, 2014 and up to September 24, 2014. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

The determination of the grant date fair value of options using the Black-Scholes-Merton option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair Value of our Ordinary Shares. Because our shares are not publicly traded, we must estimate the fair value of ordinary shares, as discussed in “—Ordinary Share Valuations” below.

•	Expected Term. The expected term of options granted represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with ASC No. 718-10-S99-1, (SAB No. 110), as adequate historical experience is not available to provide a reasonable estimate.

•	Volatility. The expected share price volatility was based on the historical equity volatility of the ordinary shares of comparable companies that are publicly traded.

•	Risk-free Rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

From September 24, 2014, our ordinary shares are publicly traded, and therefore we currently base the value of options based on the market price of our ordinary shares.

Warrants to Purchase Preferred Shares

Prior to our initial public offering, we accounted for freestanding warrants to purchase our preferred shares as a liability on our balance sheet at fair value. We recorded warrants to purchase preferred shares as a liability because the underlying preferred shares were contingently redeemable (upon a deemed liquidation event) and, therefore, could have required us to transfer assets. The warrants were subject to re-measurement to fair value at each balance sheet date and any change in fair value was recognized as a component of financial income (expense), net, on the consolidated statements of comprehensive income.

We recorded the warrants at their estimated fair value utilizing the OPM with changes in the fair value of the warrant liability reflected in financial income (expense), net. Upon the completion of our initial public offering, the warrants were exercised to Series B3 preferred shares and later converted to ordinary shares. We re-measured the warrants as of the conversion date using the intrinsic value based on the initial public offering price.

The following assumptions were used to estimate the value of the Series B3 preferred share warrants as of December 31, 2012 and 2013:

	Year ended December 31,
	2012	2013
Expected volatility	45%	45%
Expected dividends	0	0
Expected term (in years)	2.5	2
Risk free rate	0.32%	0.31%

During the years ended December 31, 2012, 2013 and 2014, we recognized financial expenses in the amount of $0.2 million, $1.4 million and $4.3 million, respectively, from the re-measurement of the fair value of the warrants.

Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions in which we operate. We account for income taxes in accordance with ASC Topic 740, “Income Taxes,” or ASC Topic 740. ASC Topic 740 prescribes the use of an asset and liability method whereby deferred tax asset and liability account balances are determined based on the difference between book value and tax bases of assets and liabilities and carryforward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We exercise judgment and provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax assets are classified as short or long-term based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. We account for uncertain tax positions in accordance with ASC 740 and recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accordingly, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in tax expense.

Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2014, the majority of our revenues were denominated in U.S. dollars and the remainder in other currencies, primarily euros and British pounds sterling. In 2014, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars and NIS and the remainder in other currencies, primarily euros and British pounds sterling. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. In addition, since the portion of our revenues generated in euros is significantly greater than our expenses incurred in euros, any depreciation of the euro relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. We currently have less exposure to fluctuations in the exchange rate of the British pound because our revenues and expenses in that currency have an offsetting effect.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS Against the U.S. dollar (%)
2014	(12.0)
2013	(6.4)
2012	7.8

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS. A 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net loss by approximately $2.0 million in 2014. We estimate that a 10% increase or decrease in the value of the euro against the U.S. dollar would have decreased or increased our net income by approximately $0.7 million in 2014. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

For purposes of our consolidated financial statements, local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate at the date of the transaction or the average exchange rate dollar during the reporting period to the United States.

To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program. We hedge portions of the anticipated payroll of our Israeli employees in NIS for a period of one to twelve months with forward contracts and other derivative instruments. We do not use derivative financial instruments for speculative or trading purposes.

Other Market Risks

We do not believe that we have material exposure to interest rate risk due to the fact that we have no long-term borrowings.

We do not believe that we have any material exposure to inflationary risks.

New and Revised Financial Accounting Standards

The JOBS Act permits emerging growth companies such as us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued an accounting standard update on revenue from contracts with customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are currently evaluating the effect that the new guidance will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

BUSINESS

Overview

We are a global leader and pioneer of a new layer of IT security solutions that protects organizations from cyber attacks that have made their way inside the network perimeter to strike at the heart of the enterprise. Our software solution is focused on protecting privileged accounts, which have become a critical target in the lifecycle of today’s cyber attacks. Privileged accounts are pervasive and act as the “keys to the IT kingdom,” providing complete access to, and control of, all parts of IT infrastructure, industrial control systems and critical business data. In the hands of an external attacker or malicious insider, privileged accounts allow attackers to take control of and disrupt an organization’s IT and industrial control infrastructures, steal confidential information and commit financial fraud. Our comprehensive solution proactively protects privileged accounts, monitors privileged activity and detects malicious privileged behavior. Our customers use our innovative solution to introduce this new security layer to protect against, detect and respond to cyber attacks before they strike vital systems and compromise sensitive data.

Organizations worldwide are experiencing an unprecedented increase in the sophistication, scale and frequency of cyber attacks. The challenge this presents is intensified by the growing adoption of new technologies, such as cloud computing, virtualization, software-defined networking, enterprise mobility and social networking, which has resulted in increasingly complex and distributed IT environments with significantly larger attack surfaces. Organizations have historically relied upon perimeter-based threat protection solutions such as network, web and endpoint security tools as the predominant defense against cyber attacks, yet these traditional solutions have a limited ability to stop today’s advanced threats. As a result, an estimated 90% of organizations have suffered a cybersecurity breach according to a 2011 survey of approximately 580 U.S. IT practitioners by the Ponemon Institute, a research center focused on privacy, data protection and information security policy. Organizations are just beginning to adapt their security strategies to address this new threat environment and are evolving their approaches based on the assumption that their network perimeter has been or will be breached. They are therefore increasingly implementing new layers of security inside the network to disrupt attacks before they result in the theft of confidential information or other serious damage. Regulators are also continuing to mandate rigorous new compliance standards and audit requirements in response to this evolving threat landscape.

We believe that the implementation of a privileged account security solution is one of the most critical layers of an effective security strategy. Privileged accounts represent one of the most vulnerable aspects of an organization’s IT infrastructure. Privileged accounts are used by system administrators, third-party and cloud service providers, applications and business users, and they exist in nearly every connected device, server, hypervisor, operating system, database, application and industrial control system. Due to the broad access and control they provide, exploiting privileged accounts has become a critical stage of the cyber attack lifecycle. The typical cyber attack involves an attacker effecting an initial breach, escalating privileges to access target systems, moving laterally through the IT infrastructure to identify valuable targets, and exfiltrating, or stealing, the desired information. According to Mandiant, credentials of authorized users were hijacked in 100% of the breaches that Mandiant investigated, and privileged accounts were targeted whenever possible. Further, a study we conducted in 2014 using research from forensic firms, including Mandiant and Deloitte & Touche LLP, revealed that privileged accounts were exploited in at least 80% of the serious security incidents investigated by the firms included in our study.

We have architected our solution from the ground up to address the challenges of protecting privileged accounts and an organization’s sensitive information. Our solution provides proactive protection against cyber attacks from both external and internal sources and allows for real-time detection and neutralization of such threats. It can be deployed in traditional on-premise data centers, cloud environments and industrial control systems. Our innovative software solution is the result of over 15 years of research and expertise, combined with valuable knowledge we have gained from working with our diverse population of customers.

Our comprehensive, purpose-built Privileged Account Security Solution enables our customers to secure, manage and monitor privileged account access and activities. Our Privileged Account Security Solution consists of our Enterprise Password Vault, SSH Key Manager, Privileged Session Manager, Privileged Threat Analytics,

Application Identity Manager and On-Demand Privileges Manager. These products share a common technology platform that includes our Digital Vault, Master Policy Engine and Discovery Engine, and integrates out of the box with over 100 types of IT assets in the datacenter or the cloud. Our solution complements network, endpoint, web and other security tools and enhances the effectiveness of other security defenses by preventing the misuse of privileged accounts that are built into these products.

As of December 31, 2014, we had approximately 1,800 customers, including approximately 40% of the Fortune 100 and approximately 18% of the Global 2000. We define a customer to include a distinct entity, division or business unit of a company. Our customers include leading enterprises in a diverse set of industries, including energy and utilities, financial services, healthcare, manufacturing, retail, technology and telecommunications, as well as government agencies. We sell our solution through a high touch, channel fulfilled hybrid sales model that combines the leverage of channel sales with the account control of direct sales, and therefore provides us with significant opportunities to grow our current customer base. This approach allows us to maintain close relationships with our customers and benefit from the global reach of our channel partners. Additionally, we are enhancing our product offerings and go-to-market strategy by establishing technology alliances within the IT infrastructure and security vendor ecosystem.

Our business has rapidly grown in recent years. During 2012, 2013 and 2014, our revenues were $47.2 million, $66.2 million and $103.0 million, respectively, representing year-over-year growth of 40.1% and 55.7% in 2013 and 2014, respectively. Our net income for 2012, 2013 and 2014 was $7.9 million, $6.6 million and $10.0 million, respectively.

Industry Overview

The recent increase in sophisticated, targeted security threats by both external attackers and malicious insiders, along with an increase in the attack surface due to the growing complexity and distributed nature of IT environments, have made it extremely challenging for enterprises and governments around the world to protect their sensitive information. These challenges are driving the need for a new layer of security that complements traditional threat protection technologies by securing access to privileged accounts and preventing the exploitation of organizations’ critical systems and data.

Security threats are increasingly sophisticated and targeted

Organizations are experiencing an elevated level of increasingly sophisticated and targeted security threats. These advanced threats are frequently driven by organized groups such as: professional criminals attempting to gain access to valuable or sensitive information, state-sponsored groups that aim to further national agendas through industrial espionage or cyber warfare, and “hacktivists” pursuing a variety of socially-driven causes. These groups are highly motivated, technically advanced and are often well funded. They have become fundamental drivers of the heightened risk of cyber attacks.

Increasing complexity and openness of IT environments increases risk

To support business priorities and the evolving needs of their customers, enterprises are investing in new technologies and architectures that are rapidly increasing the complexity and openness of the IT infrastructure, including virtualization, cloud computing, mobility, software-defined networking, big data and social networking. A large enterprise’s IT infrastructure typically consists of tens of thousands of servers, databases, network devices and applications, and is often distributed across multiple geographic regions. Enterprises are increasingly adopting mobility and bring-your-own-device (BYOD) policies, allowing employees to access confidential company information and applications on mobile devices. Furthermore, many enterprises are outsourcing aspects of their infrastructure to cloud service providers and remote vendors, increasing their reliance on third parties to manage and protect their sensitive information. While these modern IT technologies offer organizations many benefits, they also increase the security risk by expanding the attack surface of the organization and increasing the complexity of security management.

Privileged accounts are widespread and vulnerable to attack

Privileged accounts represent one of the most vulnerable aspects of an organization’s IT infrastructure. Privileged accounts are those accounts within an organization that give the user high levels of access, or “privileged” access, to IT systems, applications and data. Privileged accounts are used by systems administrators to deploy and maintain IT systems and they exist in nearly every connected device, server, database, application and industrial control system. Additionally, privileged accounts extend beyond an organization’s traditional IT infrastructure to include employee-managed corporate social media accounts, which can be misused to cause significant reputational damage and other harm to an enterprise. With the increasing complexity of IT infrastructures, the number of privileged accounts has grown exponentially. We believe that organizations typically have two to four times more privileged accounts than employees. As a result, hijacking privileged accounts gives attackers the ability to access and download an organization’s most sensitive data, disrupt business operations, create additional user and privileged accounts, distribute malware, bypass existing security controls, perform other sensitive operations, and erase audit trails to hide their activity. Hackers, malicious insiders or even careless users pose a significant threat to organizations when they gain access to privileged accounts. Some well-publicized examples of cyber attacks that have compromised privileged accounts, according to sources in the public domain, include:

•	Target. At the end of 2013, attackers were able to copy privileged domain administrator credentials via a “pass the hash” attack, then subsequently created new credentials that provided access to their target systems. This attack compromised the credit card information of millions of customers and caused significant brand and financial damage to the company.

•	Sony Pictures Entertainment. In 2014, attackers were able to gain access to a large number of privileged account credentials that were left unprotected. These credentials enabled the attackers to access a wide range of systems, allowing them to steal copies of pre-release films, confidential internal emails and other sensitive data. The attack caused significant brand and financial damage to the company.

•	U.S. Intelligence Agency. In 2013, a third-party systems administrator abused his insider status and authorized privileged credentials to download and make public hundreds of thousands of classified documents.

•	South Korea. In 2013, South Korean TV stations and banks were attacked with data wiping malware. According to reports, the devastating attacks carried out on South Korea were precipitated by hackers obtaining a privileged administrator login to a security vendor’s patch management server via a targeted attack. The attackers then created malware that resembled a normal software update, tricking unsuspecting organizations into infecting their own systems with this malicious update.

•	RSA. In 2011, after initially penetrating the network through a spear phishing email, an attack harvested legitimate user credentials, including privileged credentials needed to infiltrate the core RSA SecurID token master key database, thereby compromising the security of thousands of other companies, including several major U.S. defense contractors.

•	Night Dragon. Starting in 2009 and reported in 2011, an attack was carried out against a number of energy firms that targeted proprietary operations and project-financing information. Once the initial system was compromised, the attack targeted local privileged administrative accounts, providing the attacker with broad access to the energy firms’ systems and confidential intellectual property.

Exploiting privileged accounts is a critical stage of an attack lifecycle

Today’s advanced cyber attacks are typically designed to evade traditional threat prevention technologies that are focused on protecting the perimeter from outside breach. Once inside a network, many of these modern attacks follow a common lifecycle. Attackers typically attempt to advance from the initial breach, escalating their privileges and moving laterally through the system to identify and access valuable targets and confidential information so they can access their target systems and information. Once an attacker has hijacked the privileged credentials of an authorized user, its activities blend in with legitimate traffic and is therefore much more difficult to detect. Attackers can therefore operate undetected inside an organization for long periods of time. In fact, according to the 2013 Data Breach Investigations Report from Verizon, 66% of breaches take months or years to discover and approximately 70% of breaches were discovered by external parties who then notified the targeted company. According to Mandiant, the median length of time that attackers are on an organization’s network before being detected is approximately 240 days. The diagram below shows the typical lifecycle of a cyber attack.

•	Perimeter compromise. Attackers can gain entry into a corporate network through multiple attack vectors including email, web and endpoints. The most common technique used to penetrate an enterprise network and break through the network perimeter is a “phishing” attack through which an email is used to deliver malware to an employee of the target. Attackers have become highly sophisticated and are increasingly finding ways to evade traditional network perimeter threat detection technologies. In most cases, immediately after the initial compromise, attackers download malware tools and establish a connection to a command-and-control server to enable ongoing control.

•	Escalate privileges. External attackers, after the initial compromise, target privileged accounts to facilitate the future stages of the attack. Through a variety of tactics, including keystroke logging malware, “pass the hash” attacks, dictionary attacks and other techniques, attackers attempt to gain possession of the credentials used to access privileged accounts. Malicious insiders typically already have some degree of privileged access but may need to escalate privileges to extend their access. Privilege escalation is a critical stage of the attack, because if privileged credentials are compromised, the attacker is able to move closer to sensitive data while remaining undetected.

•	Reconnaissance and lateral movement. Once armed with privileged credentials, attackers may conduct stealth reconnaissance across the network to locate other vulnerable systems, and then spread laterally across the network in search of target data and systems. As the attacker identifies an additional interesting target, it may again need to escalate its privileges to gain access to the newly identified system and then continue its reconnaissance.

•	Data exfiltration. The final stage of an attack lifecycle is typically to exfiltrate the desired information from the target’s corporate network to a location that the attacker controls. Once the target information has been gathered in a staging area and is ready for exfiltration, the attacker can use its privileged access to bypass controls and monitoring technologies designed to prevent or detect exfiltration.

Malicious insiders continue to be a significant risk

Malicious insiders have historically been responsible for some of the most significant security breaches and continue to pose a significant risk to organizations. Insiders are generally trusted users such as employees, contractors and business partners. Insiders typically have trusted credentials and knowledge of the organization, and can therefore be extremely dangerous if they decide to exploit their position to steal confidential information, commit financial fraud, disrupt operations or cause other harm. Malicious insiders are often disgruntled employees or contractors driven by financial or personal motives and often seek valuable or sensitive information that can be used to harm the organization. These individuals and groups use their access to attempt to exploit privileged credentials in order to laterally move throughout the organization and gain access to valuable or sensitive information. In addition, accidental changes to system configuration settings or other system operating characteristics by well-intentioned insiders are also a significant risk, as they can cause expensive service disruptions and unknown security vulnerabilities.

Security-related regulatory and compliance requirements are challenging to manage

Governments and industry groups continue to enact new legislation and compliance standards regarding data protection and privacy and internal control. Furthermore, compliance requirements continue to become more stringent in response to the complex and evolving threat landscape. Regulations and compliance standards can overlap with one another, change very frequently, require costly and time consuming compliance measures and carry significant financial and reputational consequences for audit failure and non-compliance. Examples of such regulations include the Payment Card Industry Data Security Standard (PCI-DSS); the Federal Information Security Management Act (FISMA) and associated National Institute for Standards and Testing (NIST) Network Security Standards; the Sarbanes-Oxley Act; Title 21 of the U.S. Code of Federal Regulations, which governs food and drug industries; the North American Electric Reliability Corporation Critical Infrastructure Protection Plan (NERC-CIP); the German Federal Financial Supervisory Authority (BaFin) Minimum Requirements for Risk Management; and the requirements of Monetary Authority of Singapore’s Technology Risk Management Notices. The common theme of these regulations is generally a requirement that organizations implement control over privileged accounts, establish accountability to specific users and maintain a complete recording of privileged sessions.

Enterprises have historically relied on traditional security threat protection technologies

Organizations have invested heavily in security products to protect their IT infrastructure and valuable information. According to IDC, worldwide spending on IT security products is expected to grow from $32.0 billion in 2013 to $42.0 billion by 2017. Historically, the majority of this spending has been focused on perimeter threat protection products such as network, web and endpoint security. While prevention of the initial breach is an important layer of an enterprise security strategy, we do not believe that perimeter-based threat protection alone is sufficient to protect against today’s increasingly sophisticated and targeted external security threats or malicious insiders. Despite significant investments in perimeter-based threat protection solutions, most enterprises are still being breached. Therefore, we believe in the future a greater portion of the overall spend will be dedicated to solutions focused on the inside of the enterprise.

Challenges in Protecting Privileged Accounts

The increasing sophistication, scale and frequency of advanced cyber attacks challenge traditional cybersecurity methods and create a need for a comprehensive approach to securing privileged accounts from use by external or internal attackers to gain access to and exploit an organization’s confidential data and IT systems. Such an approach must address a range of challenges presented by privileged accounts.

•	Traditional security solutions’ limited ability to protect privileged credentials and critical assets from cyber attacks. Organizations worldwide continue to struggle to protect privileged credentials and critical assets despite significant investment in traditional perimeter, endpoint or identity-focused security solutions. Organizations’ attempts to solve this problem using a combination of disparate traditional security solutions do not address the unique requirements of securing privileged accounts. Without proactive, automated controls on privileged accounts, including privileged credential protection and real-time alerting on potential threats and malware isolation, attackers can bypass traditional security controls and exploit privileged accounts as a gateway to critical infrastructure, confidential data and other security solutions.

•	Insufficient visibility and lack of automation in the management of privileged accounts. Traditional approaches to identifying and managing privileged accounts typically involve manual, time-consuming tasks performed on an infrequent or ad-hoc basis. These approaches do not ensure that organizations identify their complete inventory of privileged accounts or manage their privileged credentials securely. Manual approaches can result in common passwords used across multiple systems, unauthorized sharing of credentials, default passwords remaining in place and other behaviors that compromise security and leave IT systems susceptible to attack. These approaches do not provide a current, accurate and global picture of an organization’s security and compliance posture, decreasing security effectiveness and increasing IT operational costs.

•	Inability to monitor and audit all privileged activity. Traditional information systems do not provide sufficient detail of privileged activities, or worse yet, allow privileged accounts to change security settings or delete system audit logs to hide wrongdoing. Without end-to-end monitoring and recording of all command-level privileged activities, organizations are unable to audit privileged activity. This leaves them at risk of failing compliance audits, being unable to hold privileged users accountable for their actions and lacking critical forensics information to help deconstruct and remediate an attack.

•	Inadequate or delayed response time in detecting malicious and high risk behaviors. Many organizations often log high level privileged account activity as part of a broad, system-wide logging solution; however, this information is collected and stored amongst other vast data aggregations, and in many cases does not provide the right level of detail or context to understand what differentiates normal from anomalous behavior. Without regular and methodical review of these logs, identification of threats is often missed or delayed. Additionally, tampering with log files is one of the routine aspects of an advanced malware attack or internal hack, rendering such information or analysis inaccurate or incomplete. Organizations need a single platform that can collect and record complete, detailed records of privileged account activity, develop profiles of expected user behaviors and then alert in real-time on any deviations from expected behavior.

•	Limited scalability of existing point solutions. Traditional solutions that attempt to address privileged account security are often delivered as tactical point tools rather than comprehensive solutions and lack enterprise-level scalability or support for globally distributed datacenters. In addition, an attempt to patch together such disparate point tools having different interfaces and architectures and typically provided by different vendors, leads to interoperability issues. Without a single, scalable solution, organizations must devote considerable time and resources to develop integration strategies for existing solutions with the rest of their IT security investments.

Our Solution

Our solution provides proactive protection against cyber attacks from both external and internal sources and allows for real-time detection and neutralization of such threats. Our Privileged Account Security Solution provides organizations with the following benefits:

•	Comprehensive platform for proactive protection of privileged credentials and target assets from cyber attacks. Our comprehensive solution for privileged account security enables our customers to proactively protect against and automatically detect and respond to in-progress cyber attacks before they strike vital systems and compromise sensitive data. Our unified solution to these previously disparate security needs enables our customers to preemptively remediate vulnerabilities and improve their security effectiveness from a central command and control point. We enhance the effectiveness of traditional security defenses by introducing a new security layer that prevents the misuse of privileged accounts which exist in virtually every piece of technology in the organization including security products.

•	Automatic identification and understanding of the scope of privileged account risk. Our solution automatically detects privileged accounts across the enterprise and helps customers visualize the resulting compliance gaps and security vulnerabilities. This automated process reduces the time-consuming and error-prone task of manually tracking and updating privileged credentials, thereby decreasing IT operational costs. This enhanced visibility significantly improves the security posture of our customers and facilitates adherence to rigorous audit and compliance standards.

•	Continuous monitoring, recording and secure storage of privileged account activity. Our solution monitors, collects and records individual privileged session activity down to every mouse click and keystroke. It also provides highly secure storage of privileged session recordings and robust search capabilities allowing organizations to meet their audit and compliance requirements. Session recordings also provide a full forensics record of privileged activity to facilitate a more rapid and precise response to malicious activity.

•	Real-time detection, alerting and response to malicious privileged activity. Our Privileged Threat Analytics product builds on historical data collected by our comprehensive Privileged Account Security Solution and other network data sources to create and maintain a current profile of each privileged user’s behavior. It uses proprietary algorithms to profile and analyze individual privileged user behavior without impacting the privileged account session and creates prioritized alerts in real-time when abnormal activity is detected. These alerts allow our customers’ incident response teams to investigate and prioritize threatening activity and respond by terminating the active session.

•	Purpose-built solution, architected for privileged account security. Our solution is architected across products to optimize security. Our Digital Vault, a secure repository for privileged credentials, offers multiple layers of security including robust segregation of duties, a secure proprietary communications protocol and military-grade encryption. Our Privileged Session Manager product establishes a single point of control for all privileged activity, effectively decreasing the attack surface by providing only proxy-based access to IT assets through our platform. This prevents infected administrator workstations from spreading malware or tampering with applications, databases and server configuration settings.

•	Scalable and flexible platform that enables modular deployment. Our solution is scalable and flexible to enable deployments in large-scale distributed environments, and supports major operating systems, databases, applications, hypervisors, network devices and security appliances, for on-premise, cloud environments and industrial control systems. Every product in our Privileged Account Security Solution can be deployed and managed independently while still sharing resources and data from our shared technology platform. This design provides our customers the flexibility to deploy one or more of our products initially for a single use case and then expand over time to address more use cases or add additional solutions from our comprehensive platform.

Our Market Opportunity

We believe that the security market is in the midst of a significant transition as enterprises are investing in a new generation of security solutions to help protect them against today’s sophisticated and targeted cyber threats from both external attackers and malicious insiders. Gartner estimates that by 2020, 60% of enterprise information security budgets will be allocated to rapid detection and response approaches, up from less than 10% in 2014. Recognizing that traditional perimeter-based threat protection solutions are not sufficient to protect against today’s advanced cyber threats, enterprises are investing in security solutions within the datacenter to protect the inside of their networks. According to a 2012 report by IDC, worldwide spending on datacenter security solutions was $10.7 billion in 2011 and is expected to grow to $16.5 billion by 2016, representing a compound annual growth rate of 9.3%. According to the same report, worldwide spending for IT security solutions was $28.4 billion in 2011 and is expected to grow to $40.8 billion in 2016, representing a compound annual growth rate of 7.6%.

We believe that privileged account security is a new, critical layer of security that is benefitting from this transition. Privileged accounts represent one of the most vulnerable aspects of an organization’s IT infrastructure and exist in nearly every connected device, server, hypervisor, operating system, database, application and industrial control system throughout on-premise and cloud-based datacenters. As a result, we believe that an increasing portion of the IT security budget, and specifically the datacenter security spend, will be allocated for privileged account security solutions.

Our Competitive Strengths

Our mission is to protect the heart of the enterprise from advanced cyber attacks. We have established a leadership position in protecting high-value data and critical IT assets by securing privileged accounts. Our leadership position in the market has been recognized in the IDC MarketScape: Worldwide Privileged Access Management 2014 Vendor Assessment. We have several key competitive strengths including:

•	Trusted expert in privileged account security. We are a recognized brand name and a leader in privileged account security, protecting organizations worldwide against external threats that have already penetrated the perimeter, as well as threats that originate from within the perimeter by malicious or careless insiders. We have more than a decade of experience working with approximately 1,800 enterprises and government organizations, which we believe provides us with a competitive advantage in research, detection and remediation of privileged account security issues. This helps to ensure our products will continue to meet the continuously evolving business, security and operational requirements of the market.

•	Technology leader driven by vision and focus on innovation. Our history of innovation is the cornerstone of our technology leadership. We pioneered Digital Vault technology, which is the foundation of our platform. In the following years, we introduced patented technology for application identity management, secure connectivity for remote vendors, integrated privileged activity monitoring, private and public cloud privileged account management and privileged threat analytics. We believe our commitment to continuous innovation through our culture and processes will continue to drive our market leadership over time.

•	Global reach driven by direct and indirect sales organization. We have a broadly dispersed global hybrid sales channel as evidenced by our existing customer implementations in 65 countries. Our local presence in more than 20 countries and our broad network of over 200 channel and technology alliance partners worldwide underpins our product and brand success, and provides us with significant opportunities to grow our customer base while helping our current customers solve a greater portion of their security challenges.

•

Strong management team with significant IT security expertise. We have a highly talented management team, combining both public and private company experience and a demonstrated ability to effectively scale businesses. Our strong research and development organization has significant IT security expertise from past experience in leading IT security companies and Israel’s military technology units. We believe that our management team and engineering talent position us to continue to provide thought leadership and drive product innovation. We conduct our research and development activities in Israel, which we believe will continue to provide us with access to high quality engineering talent.

•	Corporate culture committed to our customers’ success. Our culture reflects our employees’ passion for our mission and focus on protecting our customers and which we believe is a key ingredient of our success. Our commitment to our customers’ success is ingrained in our business strategy and is brought to life through constant customer interactions, employee functions and our engaging annual customer conferences attended by hundreds of customers and channel partners.

Our Growth Strategy

Our goal is to be the global leader in IT security solutions that protect organizations from cyber attacks that have made their way inside the network perimeter to strike at the heart of the enterprise. The key elements of our strategy to extend our global leadership include:

•	Continue to innovate and enhance our solution. We intend to continue to innovate and develop new products and enhancements to existing products to strengthen our leadership position. For example, we introduced our first behavioral analytic product called Privileged Threat Analytics in December 2013 to enable our customers to profile and analyze individual privileged user behavior and create prioritized alerts when abnormal activity is detected. In addition, in November 2014 we continued the expansion of our proactive controls monitoring and management offering with the launch of SSH Key Manager, which is used by customers to authenticate privileged account users and verify trust during automated application-to-application communications. We also plan to continue our investment in advanced threat research to prevent attacks through emerging threat vectors, such as in privileged accounts for cloud environments and industrial control systems. We will also continue to engage with our customers to identify needs and opportunities that will enhance our future product development.

•	Grow our customer base. We operate in a large, growing market and there are substantial opportunities to grow our customer base. We plan to leverage our strong global footprint across industry verticals, such as in financial services, pharmaceuticals, energy and utilities, telecommunications, retail, manufacturing and government, among others, to further expand our market reach. To drive the acquisition of new customers, we plan to grow our direct sales team, expand our channel partnerships and enhance our marketing efforts. In the future, we also plan to increasingly market our solution to middle-market organizations.

•	Further penetrate our existing customer base. Our existing base of approximately 1,800 global customers provides a significant opportunity to drive incremental sales. Our platform provides our customers flexibility to deploy one or more of our products initially for a single use case and then expand over time to address more use cases as customer requirements expand. We therefore have a significant opportunity to expand by helping existing customers identify and address gaps in their privileged account security strategy. This opportunity results in the potential for upsells of additional products to address more use cases or incremental licenses of existing products to deploy throughout a customer’s infrastructure. We plan to pursue this strategy by further expanding our customer success team that is dedicated to ensuring the satisfaction and increased deployment of our products.

•	Continue to expand our global presence by leveraging systems integrators and distribution partnerships. We believe there is a substantial opportunity to continue expanding our business globally as awareness of the need for privileged account security increases. Our channel partners, including systems integrators, distributors and value-added resellers, are a critical part of this expansion opportunity, especially in key emerging markets, such as those throughout Latin America, Eastern Europe and the Asia Pacific region. In 2014, approximately 50% of our revenues were generated from sales through our channel partners. In addition to adding new channel partners, we intend to strengthen existing channel partner relationships to drive greater sales of our products.

•	Selectively pursue strategic transactions. We may explore and pursue selective acquisitions to complement our product offerings, expand the functionality of our solution, acquire technology or talent, or bolster our leadership position by gaining access to new customers or markets.

Our Products

Our products secure organizations’ high-value data and critical IT assets by providing proactive protection against external and internal cyber threats and enabling real-time detection and neutralization of attacks.

Privileged Account Security Solution

Our comprehensive, purpose-built Privileged Account Security Solution provides our customers a set of products that enable them to secure, manage and monitor privileged account access and activities. Our Privileged Account Security Solution consists of our Enterprise Password Vault, SSH Key Manager, Privileged Session Manager, Privileged Threat Analytics, Application Identity Manager and On-Demand Privileges Manager. These products share a common technology platform that includes our Digital Vault, Master Policy Engine and Discovery Engine, and integrates out of the box with over 100 types of IT assets in the datacenter or the cloud.

Enterprise Password Vault. Our Enterprise Password Vault provides customers with a powerful tool to manage and protect all privileged accounts across an entire organization, including physical, virtual or cloud-based assets. Customers can control how often to require scheduled password changes for different privileged accounts or grant passwords solely for one-time use based on operational needs and regulatory requirements. This automated process reduces the time-consuming and error-prone task of manually tracking and updating privileged credentials thereby enhancing system security and facilitating observance of audit and compliance standards.

SSH Key Manager. Our SSH Key Manager product, which we launched in November 2014, securely stores, rotates and controls access to SSH keys to prevent unauthorized access to privileged accounts. This includes the protection of keys at rest and in transit, granular access controls and integration with strong authentication solutions. Detailed audit logs and reporting capabilities provide visibility into key usage to meet audit and compliance requirements. SSH keys are used as an alternative to password credentials, commonly used for administrative access for users, devices and applications to UNIX and Linux systems. SSH Key Manager is a logical extension to our Privileged Account Security Solution, leveraging our shared technology platform infrastructure, enabling organizations to protect all privileged credentials with a single integrated platform that can be built out over time in accordance with business needs.

Privileged Session Manager. Our Privileged Session Manager protects IT assets including servers, applications, databases and hypervisors from malware and provides command-level monitoring and recording of all privileged activity. Privileged Session Manager prevents malware on an infected workstation from capturing a privileged credential and spreading to additional assets. It also provides a single point of control, forcing all privileged access to pass through our server, ensuring that all privileged activity is monitored and recorded. The single point of control also allows for real-time viewing of privileged activities, enabling customers to terminate privileged sessions in real-time as a threat is detected. In addition, Privileged Session Manager records complete privileged sessions and stores the recordings in the Digital Vault to prevent tampering. Auditors, forensics team and others are able to view and quickly search through an entire session recording for specific activities. Privileged Session Manager does not impact the privileged account session and can operate entirely in the background, although customers can opt to deter privileged account users from prohibited conduct by alerting users that their sessions are being recorded. We offer customers the choice of licensing Privileged Session Manager based on the number of devices secured or the number of concurrent sessions it monitors. Our Privileged Session Manager and Enterprise Password Vault serve complementary functions and are part of a shared platform. As such, we frequently sell them together.

Privileged Threat Analytics. Our Privilege Threat Analytics product uses proprietary algorithms to profile and analyze individual privileged user behavior and creates prioritized alerts when abnormal activity is detected. For example, our product can be used to detect privileged account access at unusual times or access to an abnormal quantity of privileged assets and terminate the session in real time. Privileged Threat Analytics uses historical data collected by our Privileged Account Security Solution and other network data sources to create and maintain a current profile of each privileged user’s behavior. It allows incident response teams to investigate the details that triggered the alert in order to prioritize and respond to the threat. We specialize in analyzing behavior related to privileged user behavior, thus providing vital intelligence on the most critical attack vector. This intelligence can be integrated into an organization’s existing systems and incident response processes enabling a faster response time.

Application Identity Manager. Our Application Identity Manager addresses the challenges of hard-coded, embedded credentials and cryptographic keys being hijacked and exploited by malicious insiders or external cyber attackers. This is enabled by our proprietary Digital Vault application provider technology, which eliminates the need to store such credentials in applications, scripts or configuration files. Instead, Application Identity Manager allows for secure, programmatic retrieval of needed credentials only at run-time and based on master policy control and monitoring.

On-Demand Privileges Manager. Our On-Demand Privileges Manager allows customers to limit the breadth of access of Unix/Linux administrative accounts and granularly restrict them from performing certain commands and functions. We also offer this product to customers using Windows through software licensed from an outside vendor.

Shared Technology Platform. Our shared technology platform is the foundation of our Privileged Account Security Solution and includes our Digital Vault, Master Policy Engine and Discovery Engine. Our Digital Vault is an encrypted server that only responds to preset vault protocols to ensure security throughout an organization’s network. Our Privileged Account Security Solution’s products use our Digital Vault to safely store, audit and manage passwords, privileged credentials, policy information and privileged account session data. Our Master Policy Engine provides a single, user-friendly interface for customers to set, manage and monitor privileged account security policies across an entire organization in a matter of minutes while allowing for granular level exceptions to meet the organization’s unique operational needs. Our Discovery Engine enables organizations to understand the scope of privileged account risk and helps to ensure that all privileged account activity is accounted for by automatically discovering new privileged accounts or changes to existing accounts. Our platform integrates out of the box with over 100 types of IT assets in the datacenter or the cloud, including leading operating systems, databases, network devices, security appliances, hypervisors, applications, industrial control systems and application servers. Our platform further leverages our proprietary vault protocol technology to enable distributed deployments across global networks for central management and auditing while providing enterprise-wide global coverage.

Sensitive Information Management Solution

Our Sensitive Information Management Solution provides a secure platform through which our customers’ employees can share sensitive files while enabling the customer to monitor who is sharing these files. This allows organizations to isolate, store, share and track sensitive files and documents, such as customer credit card information, human resource records, intellectual property documents and legal information in a secure, internal environment. It also allows organizations to exchange sensitive information securely and efficiently with their business partners, customers, suppliers and subcontractors. Our Sensitive Information Management Solution integrates with an organization’s existing applications and can be deployed on-premise or as a cloud service for faster audit readiness without the need for significant upfront cost.

Our Services

Maintenance and Support

Our customers typically purchase one year or, to a lesser extent, three years, of software maintenance and support in conjunction with their initial purchase of our products. Thereafter, they can renew such maintenance and support for additional one or three-year periods. These two alternative maintenance and support periods are common in the software industry. Customers pay for each alternative in full at the beginning of their terms. The substantial majority of our contracts sold are for a one-year term. For example, for the years 2012 through 2014 more than 90% of the renewal contracts were for one year terms.

Our global customer support organization has expertise in our software and how it interacts with complex IT environments. When sales are made to customers directly, we typically also provide any necessary maintenance and support pursuant to a maintenance and support contract directly with the customer. When sales are made through indirect channels, the channel partner typically provides the first and second level support and we provide only the third level support if the issue cannot be resolved by the channel partner.

Our maintenance and support program provides customers the right to software bug repairs, the latest system enhancements and updates on an if and when available basis during the maintenance period, and access to our technical support services. Our technical support services are provided via our online support center, which enables customers to submit new support queries and monitor the status of open and past queries. Our online support system also provides customers with access to our CyberArk Knowledge Base, an online user-driven information repository that provides customers the ability to address their own queries. Additionally, we offer email and telephone support during business hours to customers that purchase a standard support package and 24/7 availability to customers that purchase a premium support package.

Professional Services

Our products are designed for customers to be able to download, install and deploy our software on their own. They are highly configurable and many customers will select either one of our many trained channel partners or our professional services team to provide services. Our professional services team can be contracted to help customers fully plan, install and configure their solution to the needs of each organization’s security and IT environment. Our professional services team provides ongoing consulting services regarding best practices and the proper implementation of our solution to meet the requirements of each customer. Additionally, they teach best practices associated with use of our software through CyberArk University, which offers in-person and WebEx courses globally.

Our Technology

Our comprehensive Privileged Account Security Solution relies on a set of proprietary technologies that provide a high level of security, scalability and reliability. The core technologies included in our solution are as follows:

Secure Digital Vault Technology. Our proprietary Digital Vault technology provides a highly secure, isolated environment, independent of other software, and is engineered with multiple layers of security. Our Digital Vault provides a data encryption mechanism that eliminates the need for encryption key management by the end user, while each object in our Digital Vault is encrypted with its own unique encryption key. To ensure security throughout the network, our Digital Vault communicates within an organization’s network and over the internet through a proprietary and highly protected Vault Protocol, enabling an organization to implement the centrally managed Privileged Account Security Solution with products located in multiple datacenters and geographic locations. Our Digital Vault provides an additional level of protection by preventing the vault administrator from accessing or discovering protected data stored within it. In addition, our Digital Vault database is embedded, isolated and self-managed as part of our Digital Vault software, thereby blocking database administrator access to our Digital Vault database to further eliminate threats. Our Privileged Account Security Solution’s additional products use the highly secured Digital Vault to safely store, audit and manage passwords, privileged credentials, policy information and privileged account session data.

Sophisticated Threat Analytics Algorithms. Our team of cyber experts and development engineers has developed proprietary algorithms that are at the core of our Privileged Threat Analytics product. These algorithms were developed using our deep understanding of cybersecurity and cyber attack techniques, together with over a decade of rich experience in analyzing privileged account activities. Our Privileged Threat Analytics product uses these proprietary algorithms to construct a behavioral profile for privileged users within an organization and continuously updates the profile based on normal changes in behavior. Once a behavioral profile is established, the threat analytics algorithms provide the ability to look for deviations from that profile in order to identify anomalies in user behavior. It then scores each individual anomaly and determines the level of threat based on the correlation of such anomalous events. Alerts with full details of the incident, including the probability of malicious intent, can be raised immediately, allowing an organization’s incident response team to review the potential threat and take action when necessary.

Strong Application Authentication and Credential Management. Our Application Identity Manager product’s architecture allows an organization to eliminate hard-coded application credentials, such as passwords and encryption keys, from applications and scripts. Our secure, proprietary product permits authentication of an application during run-time, based on any combination of the application’s signature, executable path, or IP address, and operating system user. Following application authentication, the authenticated application uses a secure application programming interface, or API, to request privileged account credentials during run-time and, based on the application permissions in our Privileged Account Security Solution, up-to-date credentials are provided to the application. To ensure business continuity, and high availability and performance even within complex and distributed network environments, our advanced product architecture provides a secure local credentials cache on the application server, eliminating the dependency on network availability and traffic during a run-time application credential request. Our proprietary architecture provides even higher value in application server environments, allowing an organization to eliminate application credentials without the need to perform any code changes and without impacting application availability.

Privileged Session Recording and Controls. Our innovative privileged session recording and control mechanisms provide the ability to isolate an organization’s IT systems from end-user desktops, while monitoring and recording the privileged session activities. Our proprietary architecture provides a highly secure, proxy-based solution that does not require agent installation on the target systems and provides a single-access control point to the target systems. The architecture blocks direct communication between an end-user’s desktop and a target system, thus preventing potential malware on the desktop from infiltrating the target system. This architecture further ensures that privileged credentials will remain protected and will not be exposed to the end-user or reach the desktop. Comprehensive recording capabilities provide the ability to record every keystroke and mouse click on the privileged session, and also provide DVR-like recordings with search, locate and alert capabilities.

Our Customers

Our customer base has grown from approximately 990 customers as of December 31, 2011 to approximately 1,800 customers as of December 31, 2014, including approximately 40% of the Fortune 100 and approximately 18% of the Global 2000. Our customers include leading organizations in a diverse set of industries, including energy and utilities, financial services, healthcare, manufacturing, retail, technology and telecommunications, as well as government agencies.

Our business is not dependent on any particular customer. No customer or channel partner accounted for more than 10% of our revenues in any of the last three years. Our diverse global footprint is evidenced by the fact that in 2014, we generated 59.0% of our revenues from customers in the United States, 32.2% from the EMEA region and 8.8% from the rest of the world. Set forth below is a representative list of our customers. We selected these customers because they operate across a range of verticals, each of them spent a meaningful amount on products during the last two years and each is currently party to a maintenance and support contract with us.

Name	Industry
ANZ Banking Group Limited (Australia)	Financial services
American Electric Power	Energy and utilities
BT Group plc	Telecommunications
ConAgra Foods, Inc.	Retail
DBS Bank Ltd	Financial services
Exelon Corporation	Energy and utilities
ING North America Insurance Corporation	Insurance
Humana Inc.	Healthcare and pharmaceuticals
Manulife Financial Corporation	Financial services
Salesforce.com Inc.	Technology
Southwest Airlines Co.	Travel
Union Bank, N.A.	Financial services
Vodafone Group plc	Telecommunications

Case Studies

The following case studies are representative examples of how some of our customers in key verticals have selected, deployed and benefited from our solution.

Software Company

Challenge. A global software company needed to address a number of audit findings related to security controls of privileged accounts and strengthen its security after a serious security incident.

Solution and benefits. In 2010, this company selected us to address an initial audit finding in one of its departments. To do so, they licensed our Enterprise Password Vault to implement and manage proactive controls on privileged accounts. That deployment was expanded to other departments within the company to address similar audit issues over the next few years. In 2013, following a serious security incident in an area of its business previously unprotected by our solution, the company selected our solution. We understand from discussions with this customer that it made this decision based on our strong, existing relationship with this customer, our comprehensive Privileged Account Security Solution and their confidence in our experience with complex deployments. The company licensed Application Identity Manager, Privileged Session Manager and Privileged Threat Analytics. Total orders as of December 31, 2014 from this customer are over 140 times greater than the customer’s original order in 2010, which was approximately $45,000.

Healthcare Company

Challenge. A North-America-based managed healthcare company needed to address HIPAA-related audit findings regarding privileged account controls and monitoring. As their concerns for the security of their patients’ information grew as a result of high profile, high impact breaches, their senior executive team decided to implement a more aggressive, proactive security program.

Solution and benefits. To address the department-level audit findings, the company licensed Enterprise Password Vault in 2009. As part of their more aggressive, proactive security program, the company significantly expanded their deployment of Enterprise Password Vault across the enterprise in mid-2014, and added Privileged Session Manager later in the year. Our solution enables the company to proactively protect access to privileged accounts, monitor and record all privileged activity. Total orders as of December 31, 2014 from this customer are over seven times greater than the initial product order in 2009, which was approximately $440,000.

Insurance Company

Challenge. A North America-based global insurance company needed to resolve a high-severity internal audit finding regarding poor control and management around aspects of its privileged account security. At the same time, the company was beginning to tackle PCI compliance across the organization, discovering the need for a comprehensive means to manage and secure privileged accounts to scale the entire organization.

Solution and benefits. Addressing the immediate need created by the audit, this company licensed Enterprise Password Vault in 2007 to secure the exposed critical privileged accounts. Over the next four years as the insurance company tackled its PCI compliance mandate, the company expanded its use of Enterprise Password Vault, added Application Identity Manager and replaced home-grown technology with Privileged Session Manager to help ensure successful future audits. Total orders as of December 31, 2014 from this customer are over 25 times greater than the customer’s original order in 2007, which was approximately $110,000.

Energy Provider

Challenge. A North America-based provider of natural gas and crude oil needed to protect its industrial control systems from cyber threats. This company was particularly concerned about the added risk of using remote third parties to manage and maintain its natural gas and petroleum distribution systems worldwide.

Solution and benefits. In 2013, this company licensed our Enterprise Password Vault and Privileged Session Manager to provide a single, integrated solution that protects privileged user access to the management consoles of the customer’s industrial control systems and monitor and record the details of each privileged session. Our solution enables the company to closely control, monitor and audit the activity of third-party vendors and contractors. Total orders as of December 31, 2014 from this customer are approximately 1.3 times greater than the customer’s original order in 2013, which was approximately $175,000.

Financial Services Company

Challenge. A North America-based financial services company initiated a comprehensive, high-value asset protection project in response to increasing threats to its IT infrastructure and customer data. In addition to other data protection and monitoring technologies, this company recognized that it was critical to secure privileged account access to its critical systems and data.

Solution and benefits. As part of a “defense in depth” strategy, this company licensed Enterprise Password Vault and Privileged Session Manager in 2012 to protect access to privileged accounts, isolate target assets from malware and monitor privileged activity. We believe this customer’s confidence in our ability to comprehensively address its privileged account security challenges, our architectural approach to session monitoring and isolation and our expertise with privileged account security deployments were key drivers of their decision. Total orders as of December 31, 2014 from this customer are over three times greater than the customer’s original order in 2012, which was approximately $650,000.

Diversified Infrastructure and Financial Services Firm

Challenge. A diversified infrastructure and financial services firm required proactive controls on privileged user and application credentials to be compliant with Sarbanes-Oxley after an external auditor identified its lack of privileged account security controls as a corporate-wide IT security risk.

Solution and benefits. In 2011, this company licensed our Enterprise Password Vault and On-Demand Privileges Manager to implement controls and manage policies on privileged user credentials and limit the scope of access for privileged users. We believe this company selected our solution to address its compliance and risk concerns because of our unified offering, scalability and performance, global presence and ability to work across traditional and cloud-based assets. Since its initial deployment, this company has expanded its use of our solution and has licensed our Application Identity Manager to dynamically manage privileged application credentials. Total orders as of December 31, 2014 from this customer are over two times greater than the customer’s original order in 2011, which was approximately $1.3 million.

Sales and Marketing

Sales

We believe that our hybrid sales model, which combines the leverage of high touch, channel sales with the account control of direct sales, has played an important role in the growth of our customer base to date. We maintain a highly trained sales force that is responsible for developing and closing new business the management of relationships with our channel partners and the support and expansion of relationships with existing customers. Our sales organization is organized by geographic regions, consisting of the Americas, EMEA and Asia Pacific region. As of December 31, 2014, our global network of channel partners consisted of over 200 resellers and distributors. Our channel partners generally complement our sales efforts by helping to identify potential sales targets, maintaining relationships with certain customers and introducing new products to existing customers and offering post-sale professional services and technical support. In 2014, we generated approximately 50% of our revenues from direct sales from our field offices located throughout the world. The majority of our sales in the United States are direct while the substantial majority of our sales in the EMEA region and the rest of the world are through channel partners. We work with many global systems integration partners, such as Hewlett-Packard Company and Wipro Limited, and several leading regional security value added resellers, such as Accuvant, Inc. and FishNet Security, Inc. (which recently merged their activities) and Computacenter Services and Solutions. These companies were each among our top 10 channel partners and we have derived a meaningful amount from sales to each of them during the last two years.

Our sales cycle varies by size of the customer, the number of products purchased and the complexity of the customer’s IT infrastructure, ranging from several weeks for incremental sales to existing customers to many months for sales to new customers or large deployments. To support our broadly dispersed global channel and customer base, as of December 31, 2014, we had sales personnel in 20 countries. We plan to continue investing in our sales organization to support both the growth of our channel partners and our direct sales organization.

Marketing

Our marketing strategy is focused on building our brand strength, communicating the benefits of our solution, developing leads and increasing sales to existing customers. We market our software as a solution to stop cyber threats before they have the chance to stop business. We execute our strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate the value proposition and differentiation for our product, generating qualified leads for our sales force and channel partners. Our marketing efforts also include public relations in multiple regions and extensive content development available through our recently redesigned website. We are focused on an ongoing thought-leadership campaign to establish ourselves as a leader in the cybersecurity market. Our marketing team is expanding its efforts by investing in analytics-driven lead development, stronger global coordination, quick response to current events and proactive and consistent communication with market analysts.

Research and Development

Continued investment in research and development is critical to our business. Our research and development efforts are focused primarily on improving and enhancing our existing products and services, as well as developing new products, features and functionality. We believe the timely development of new products is essential to maintaining our competitive position. We regularly release new versions of our software which incorporate new features and enhancements to existing ones. We also maintain a dedicated team that researches reported advanced cyber attacks, the attackers’ techniques and methods that lead to new security development initiatives for our products and provide thought-leadership on targeted attack mitigation.

As of December 31, 2014, we had 119 employees focused on research and development. We conduct our research and development activities in Israel and we believe this provides us with access to world class engineering talent. Our research and development expenses were $7.3 million, $10.4 million and $14.4 million in 2012, 2013 and 2014, respectively.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our technology and the related intellectual property. As of December 31, 2014, we had two issued patents and 14 pending patent applications in the United States. We also had one patent issued and 16 applications pending for examination in non-U.S. jurisdictions, and two pending Patent Cooperation Treaty patent examinations, all of which are counterparts of our U.S. patent applications. The claims for which we have sought patent protection relate to several elements in our technology, including the Discovery Engine within our Privileged Account Security Solution, Digital Vault, SSH Key Manager, Privileged Threat Analytics, Privileged Session Manager and Application Identity Manager.

We generally enter into confidentiality agreements with our employees, consultants, service providers, resellers and customers and generally limit internal and external access to, and distribution of, our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology.

Our industry is characterized by the existence of a large number of relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the security industry have extensive patent portfolios. If we become more successful, we believe that competitors will be more likely to try to develop products that are similar to ours and that may infringe our proprietary rights. It may also be more likely that competitors or third parties will claim that our products infringe their proprietary rights. From time to time, third parties have asserted and may assert their patent, copyright, trademark and other intellectual property rights against us, our channel partners, users or customers, whom our standard license and other agreements obligate us to indemnify against such claims. Successful claims of infringement or misappropriation by a third party could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, or to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; and to indemnify our partners or other third parties. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected.

Competition

The IT security market in which we operate is characterized by intense competition, constant change and innovation. We believe that none of our competitors offer a fully comprehensive and integrated privileged account security solution; however, we do compete with companies that offer a broad array of IT security products. Our current and potential future competitors include CA, Inc., Dell Inc., International Business Machines Corporation and Oracle Corporation, in the access and identity management market, as well as providers of advanced threat protection solutions such as Hewlett-Packard Company, EMC Corporation, International Business Machines Corporation, FireEye, Inc., Splunk Inc. and Palo Alto Networks, Inc. and other smaller companies that offer products with a more limited range of functionality than our own offerings.

The principal competitive factors in our market include:

•	the breadth and completeness of a security solution;

•	reliability and effectiveness in protecting, detecting and responding to cyber attacks;

•	analytics and accountability at an individual user level;

•	ability of customers to achieve and maintain compliance with compliance standards and audit requirements;

•	strength of sale and marketing efforts, including distribution and channel relationships;

•	global reach and customer base;

•	scalability and ease of integration with an organization’s existing IT infrastructure and security investments;

•	brand awareness and reputation;

•	innovation and thought leadership;

•	quality of customer support;

•	speed at which a solution can be deployed; and

•	price of a solution and cost of maintenance and professional services.

We believe we compete favorably with our competitors on the basis of these factors. However, some of our current and potential future competitors may enjoy potential competitive advantages, such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical and other resources.

Properties

Our corporate headquarters are located in Petach Tikva, Israel in an office consisting of approximately 38,320 square feet. The lease for this office expires in December 2016. We recently signed a new lease with our current landlord which will commence in 2017. Our U.S. headquarters are located in Newton, Massachusetts in an office consisting of approximately 21,000 square feet. The lease for this office expires in April 2022 with the option to extend for two successive five-year periods. We maintain additional sales offices in England, France, Germany and Singapore. We believe that our facilities are sufficient to meet our ongoing needs and that if we require additional space to accommodate our growth we will be able to obtain additional facilities on commercially reasonable terms.

Employees

As of December 31, 2014, we had 430 employees and subcontractors with 180 located in Israel, 147 in the United States, 33 in the United Kingdom and approximately 70 across 20 other countries. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

Department	As of December 31,
	2012	2013	2014
Sales and marketing	100	135	202
Research and development	70	95	119
Services and support	47	60	76
General and administrative	22	27	33

Total	239	317	430

With respect to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy (formerly the Israeli Ministry of Industry, Trade and Labor) apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Ehud (Udi) Mokady	46	Chief Executive Officer, President, Founder and Director
Chen Bitan	45	General Manager, EMEA & Asia Pacific
Joshua Siegel	51	Chief Financial Officer
Ronen (Ron) Zoran	40	Vice President, Americas Sales
Nick Baglin	40	Vice President, EMEA Sales
Dan Dinnar	44	Vice President, Asia Pacific Sales
Roy Adar	43	Senior Vice President, Product Management
John Worrall	56	Chief Marketing Officer
Directors
Gadi Tirosh(3)(4)	48	Chairman of the Board
David Campbell(1)(3)(4)	52	Director
Ron Gutler(1)(2)(3)(4)(5)	57	Director
Raphael (Raffi) Kesten(4)	61	Director
Kim Perdikou(1)(2)(4)(5)	57	Director
David Schaeffer(4)	58	Director
Amnon Shoshani(2)(4)	51	Director

(1)	Member of our compensation committee.
(2)	Member of our audit committee.
(3)	Member of our nominating and governance committee.
(4)	Independent director under the rules of the NASDAQ Stock Market.
(5)	External director under the Companies Law.

Executive Officers

Ehud (Udi) Mokady is one of our founders, has served as our President and Chief Executive Officer since 2005 and previously served as our Chief Operating Officer from 1999 to 2005. From 1997 to 1999, Mr. Mokady served as general counsel at Tadiran Spectralink Ltd., a producer of secure wireless communication systems. From 1986 to 1989, Mr. Mokady served in a military intelligence unit in the Israel Defense Forces. Mr. Mokady was honored by a panel of independent judges with the New England EY Entrepreneur Of The Year™ 2014 Award in the Technology Security category. Mr. Mokady holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel and a Master of Science Management (MSM) from Boston University in Massachusetts.

Chen Bitan has served as our General Manager of EMEA & Asia Pacific since 2005 and as Head of Research & Development since 1999. From March 1998 to April 1999, Mr. Bitan worked as Project Manager for Amdocs Software Ltd., leading the development of billing and customer care systems for telecommunications providers. From 1995 to 1998, he worked for Magic Software Ltd. as Research and Development Group Manager leading the development of their 4GL products for the Asia Pacific market. From 1988 to 1995, Mr. Bitan led the programming education department as Department Manager at the Israel Defense Forces (IDF) Computer Studies Academy (Mamram). Mr. Bitan holds a Bachelor of Science in computer science and political science from Bar-Ilan University in Ramat-Gan, Israel.

Joshua Siegel has served as our Chief Financial Officer since May 2011. Prior to joining CyberArk, Mr. Siegel served as Chief Financial Officer for Voltaire Ltd., a provider of InfiniBand and Ethernet connectivity solutions, from December 2005 to February 2011, and as Director of Finance and then Vice President of Finance from April 2002 to December 2005. Voltaire completed an initial public offering and listing on NASDAQ in 2007 and was acquired by Mellanox Technologies, Ltd. in 2011. From 2000 to 2002, he was Vice President of Finance at KereniX Networks Ltd., a terabit routing and transport system company. From 1995 to 2000, Mr. Siegel served in various positions at Lucent Technologies Networks Ltd. (formerly Lannet Ltd.). From 1990 to 1995, he served in various positions at SLM Corporation (Sallie Mae—Student Loan Marketing Association). Mr. Siegel holds a Bachelor of Arts in economics and a Master of Business Administration (MBA) with a concentration in finance from the University of Michigan in Ann Arbor.

Ronen (Ron) Zoran has served as our Vice President of Americas Sales since January 2015 and has worked at CyberArk since our founding in 1999. Mr. Zoran has held several sales leadership positions at the Company, including Vice President of North America Sales from July 2013 to December 2014, Regional Director and Senior Director of Channels from January 2005 to June 2013, as well as research and development positions, such as R&D Group Manager and Director of Technical Services. From 1993 to 1999, Mr. Zoran served as an Officer and R&D Group Manager at the Technological Computer Center of the Israeli Defense Forces. He holds an MBA from Northeastern University and a Bachelor of Arts in Computer Science from Bar-Ilan University.

Nick Baglin has served as our Vice President of EMEA Sales since May 2012. Prior to joining CyberArk, Mr. Baglin worked for HP Enterprise Security Services, as EMEA General Manager and Global Sales Director from May 2011 to May 2012 and as Global Sales Director from December 2010 to May 2011. From January 2001 to December 2010, he worked for Vistorm Ltd., a provider of information assurance and managed security services, in various positions, including Director of Sales. Mr. Baglin holds a Bachelor of Science from the Manchester Metropolitan University in the United Kingdom.

Dan Dinnar has served as our Vice President of Asia Pacific Sales since August 2005 and was our Director of Sales in the Americas from 2002 to 2005. From 1999 to 2002, Mr. Dinnar served as Director of Sales at ProActivity, Inc., a business process re-engineering company. He holds a Bachelor of Arts in economics and business from the Technion—Israel Institute of Technology in Haifa, Israel.

Roy Adar has served as our Senior Vice President of Product Management since February 2015. From January 2006 to January 2015, Mr. Adar served as our Vice President of Product Management. Prior to joining CyberArk, Mr. Adar held the position of Product Manager at NICE Systems Ltd., an Israeli software company, from 2002 through 2005. From 1997 to 2001, he worked at Integrity Systems, Inc., a technology support company, in several roles, including product development group manager and senior IT consultant. Mr. Adar holds an MBA from the Kellogg School of Management at Northwestern University in Illinois and a Bachelor of Arts in computer science from Open University in Tel Aviv, Israel.

John Worrall has served as our Chief Marketing Officer since December 2012. From May 2011 to December 2012, Mr. Worrall served as the Executive Vice President for CounterTack, Inc., a threat detection solutions company. From May 2010 to June 2011, Mr. Worrall was the Chief Marketing Officer for ActivIdentity, a cybersecurity group of HID Global Corporation, an enterprise security company. From January 2010 to April 2010, he carried out independent consulting projects. From November 1997 to August 2008, Mr. Worrall worked in various positions at RSA Security, Inc., including serving as Vice President and General Manager from January 2007 to August 2008, as Senior Vice President in Marketing from October 2005 to December 2006 and as Vice President of Global Marketing from January 2002 to September 2005. Mr. Worrall holds a Bachelor of Arts in economics from St. Lawrence University in New York.

Directors

Gadi Tirosh has served as a member of our board of directors since June 2011 and as chairman of the board since July 2013. Since 2005, Mr. Tirosh has served as Managing Partner at Jerusalem Venture Partners, an Israeli venture capital firm that focuses, among other things, on cyber-security companies and operates the JVP Cyber Labs incubator. From 1999 to 2005, he served as Corporate Vice President of Product Marketing and as a

member of the executive committee for NDS Group Ltd. (later acquired by Cisco Systems, Inc.) a provider of end-to-end software solutions to the pay-television industry, including content protection and video security. Mr. Tirosh holds a Bachelor of Science in computer science and mathematics and an Executive MBA from the Hebrew University in Jerusalem, Israel.

David Campbell has served as a member of our board of directors since 2011. Mr. Campbell joined the Goldman Sachs’ Merchant Banking Division in 2004, where he currently serves as a Managing Director. Prior to this he held senior roles within Goldman Sachs’ Technology Group, including being elected to Technology Fellow in 2002. Additionally, Mr. Campbell serves on a number of technology company boards, including Applied Predictive Technologies Inc., Applause Inc., AppSense Inc., AvePoint, Inc., BackOffice Associates, LLC, MetricStream Inc., ScienceLogic, Inc. and Spiceworks Inc. Mr. Campbell received a Bachelor of Engineering (Electrical) and a Bachelor of Arts from the University of Queensland in Australia.

Ron Gutler has served as a member of our board of directors since July 2014 and serves as an external director under the Companies Law. From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of Wix.com Ltd. (NASDAQ: WIX). Mr. Gutler holds a Bachelor of Arts in economics and international relations and an MBA, both from the Hebrew University in Jerusalem.

Raphael (Raffi) Kesten has served as a member of our board of directors since April 2014. Since February 2015, Mr. Kesten has served as Managing Partner at Jerusalem Venture Partners as well as executive adviser to the Chairman and CEO of Cisco Systems, Inc. and to the Service Provider Video Security, Software & Solutions Group at Cisco Systems, Inc. He served as the Vice President of Service Provider Video Security, Software & Solutions Group at Cisco Systems, Inc. from 2012 to 2014. From 2000 to February 2015, Mr. Kesten has served as a Venture Partner for Jerusalem Venture Partners. He served as Senior Vice President and Chief Operating Officer at NDS Group Holdings Ltd. (later acquired by Cisco Systems, Inc.) from 2006 to 2012. From 1996 to 2006, Mr. Kesten worked as Vice President and General Manager of NDS Technologies Israel Limited. From 1991 to 1995, he served as Vice President of Operations and Production of Imaging Products at Indigo N.V. (later acquired by Hewlett-Packard Company). Between the years 1982 to 1991, Mr. Kesten held several engineering and managerial positions with Intel, Inc. Mr. Kesten holds a Bachelor of Science in chemical engineering from Ben-Gurion University of the Negev in Beer-Sheva, Israel and he completed the certificate program in Senior Business Management at the Hebrew University in Jerusalem, Israel.

Kim Perdikou has served as a member of our board of directors since July 2014 and serves as an external director under the Companies Law. Ms. Perdikou served as the Juniper Networks, Inc. board observer on two of Juniper’s portfolio companies from January 2013 to July 2014. From 2010 to August 2013, Ms. Perdikou served as the Executive Vice President for the Office of the Chief Executive Officer at Juniper Networks, Inc. Before that she served as the Executive Vice President and General Manager of Infrastructure Products Group and as Chief Information Officer at Juniper Networks, Inc. from 2006 to 2010 and from August 2000 to January 2006, respectively. Ms. Perdikou served on the board of directors and audit committee of Lam Research Corporation, a major provider of wafer fabrication equipment and services, from May 2011 to November 2012. Ms. Perdikou served as Chief Information Officer at Women.com from June 1999 to August 2000, and held the position of Vice President, Global Networks, at Reader’s Digest from March 1992 to April 1998, as well as leadership positions at Knight Ridder from June 1999 to August 2000, and Dun & Bradstreet from August 1989 to March 1992. Ms. Perdikou holds a Bachelor of Science in Computing Science with Operational Research from Paisley University in Paisley, Scotland, a Post-Graduate degree in Education from Jordanhill College in Glasgow, Scotland and a Masters in Information Systems from Pace University in New York.

David Schaeffer has served as a member of our board of directors since May 2014. Mr. Schaeffer has served as the Chairman, Chief Executive Officer and President of Cogent Communications, Inc. (NASDAQ: CCOI), an internet service provider based in the United States that is listed on NASDAQ, since he founded the company in August 1999. Mr. Schaeffer was the founder of Pathnet, Inc., a broadband telecommunications provider, where he served as Chief Executive Officer from 1995 until 1997 and as Chairman from 1997 until 1999. Mr. Schaeffer holds a Bachelor of Science in Physics from the University of Maryland.

Amnon Shoshani has served as a member of our board of directors since November 2009. Since February 1995, Mr. Shoshani has served as the Founder and Managing Partner of Cabaret Holdings Ltd. and, since March 1999, he has also served as Managing Partner of Cabaret Security Ltd. and ArbaOne Inc. ventures activities where he had a lead role in managing the groups’ portfolio companies. From 1994 to April 2005, Mr. Shoshani owned a Tel-Aviv boutique law firm engaged in entrepreneurship, traditional industries and high tech, which he founded. Mr. Shoshani holds an LL.B. from Tel Aviv University in Israel.

Corporate Governance Practices

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the NASDAQ Global Select Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor. This is the case even if our shares are not listed on a stock exchange in Israel. These requirements are in addition to the corporate governance requirements imposed by the Listing Rules of the NASDAQ Stock Market and other applicable provisions of U.S. securities laws to which we are subject (as a foreign private issuer). Under the Listing Rules of the NASDAQ Stock Market, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Listing Rules of the NASDAQ Stock Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the NASDAQ Listing Rules, provided that we disclose those NASDAQ Listing Rules with which we do not comply and the equivalent Israeli requirements that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the voting power of our shares (and, with respect to an adjourned meeting, generally one or more shareholders who hold or represent any number of shares), instead of 33 1/3% of the issued share capital provided under the NASDAQ Listing Rules.

Board of Directors

Under the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

We comply with the rule of the NASDAQ Stock Market that a majority of our directors be independent. Our board of directors has determined that all of our directors, other than our Chief Executive Officer, are independent under such rules. The definition of independent director under NASDAQ rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under NASDAQ rules. The definition of external director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there be no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director specifies similar, although less stringent, requirements in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, both external directors and independent directors serve for a period of three years; external directors pursuant to the requirements of the Companies Law and independent directors pursuant to the staggered board provisions of our articles of association. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Companies Law for a director to serve as an external director.

Under our articles of association, our board of directors must consist of at least four and not more than 11 directors, including at least two external directors required to be appointed under the Companies Law. At any time, the minimum number of directors may not fall below four. Our board of directors consists of eight directors, including our two external directors. Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2015 and after, on each annual general meeting the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders in which his or her term expires, unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

Our directors are divided among the three classes as follows:

(i) the Class I directors are Ehud (Udi) Mokady and David Schaeffer, and their terms expire at the annual general meeting of shareholders to be held in 2015 and when their successors are elected and qualified;

(ii) the Class II directors, are Raphael (Raffi) Kesten and Amnon Shoshani, and their terms expire at the first annual general meeting following the annual general meeting referred to in clause (i) above and when their successors are elected and qualified; and

(iii) the Class III directors are Gadi Tirosh and David Campbell, and their terms expire at the first annual general meeting following the annual general meeting referred to in clause (ii) above and when their successors are elected and qualified.

In addition, our articles of association allow our board of directors to appoint directors, create new directorships or fill vacancies on our board of directors up to the maximum number of directors permitted under our articles of association. In case of an appointment by our board of directors to fill a vacancy on our board of directors due to a director no longer serving, the term of office shall be equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated, and in case of a new appointment where the number of directors serving is less than the maximum number stated in our article of association, our board of directors shall determine at the time of appointment the class to which the new director shall be assigned. External directors are elected for an initial term of three years and may be elected for up to two additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “—External Directors” below.

Under the Companies Law and our articles of association, nominations for directors may be made by any shareholder(s) holding together at least one percent of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been timely and duly given to our Secretary (or, if we have no Secretary, our Chief Executive Officer), as set forth in our articles of association. Any such notice must include certain information regarding the proposing shareholder and the proposed director nominee, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the proposed director nominee(s) as required by under the Companies Law and that all of the information that is required to be provided to us in connection with such election under the Companies Law and under our articles of association has been provided.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “—External Directors.” In determining the number of directors required to have such expertise, a board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

External Directors

Under the Companies Law, our board is required to include at least two members who qualify as external directors. Ron Gutler and Kim Perdikou serve as our external directors.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are non-controlling shareholders and who lack a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

•	the total number of shares voted by non-controlling, disinterested shareholders (as described in the previous bullet point) against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term controlling shareholder, as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager (chief executive officer).

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

•	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, provided that the external director recommended for reelection is not (i) the recommending shareholder himself or herself or (ii) a significant (5%) shareholder (a) that is himself, herself or itself, (b) that is its controlling shareholder or (c) that is under common control with an entity, that either carries out business with the company or is in competition with the company; or

•	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as the chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term relative is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

The term affiliation and the similar types of disqualifying relationships include (subject to certain exceptions):

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the Listing Rules of the NASDAQ Stock Market for membership on the audit committee and (iii) has accounting and financial expertise as defined under Companies law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Our board of directors has determined that each of Ron Gutler and Kim Perdikou possesses accounting expertise, financial expertise and professional qualifications, as defined under the Companies Law.

Audit Committee

Our audit committee consists of our two external directors, Ron Gutler (Chairperson) and Kim Perdikou, and Amnon Shoshani.

Israeli Companies Law Requirements

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors and one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

•	he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Listing Requirements

Under NASDAQ corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission and NASDAQ corporate governance rules. Our board of directors has determined that Ron Gutler and Kim Perdikou are audit committee financial experts as defined by the Securities and Exchange Commission rules and have the requisite financial experience as defined by NASDAQ corporate governance rules.

Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act of 1934, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the listing requirements of the NASDAQ Stock Market, as well as the requirements for such committee under the Companies Law, including the following:

•	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor; and

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Companies Law, our audit committee is responsible for:

•	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

•	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is material or extraordinary under the Companies Law) (see “—Approval of Related Party Transactions under Israeli Law”);

•	determining standards and policies for determining whether a transaction with a controlling shareholder or a transaction in which a controlling shareholder has a personal interest is deemed extraordinary and the approval requirements for transactions that are not extraordinary but also not insignificant (including, potentially, the approval of the audit committee);

•	where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board of directors and proposing amendments thereto;

•	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

•	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

•	establishing procedures for the handling of employees’ complaints as to the deficiencies in the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “—Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee

Our compensation committee consists of Kim Perdikou (Chairperson), David Campbell and Ron Gutler.

Israeli Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of, and include the chairman of, the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be brought for approval by the company’s shareholders within nine months following a company becoming a public company, which approval requires a Special Approval for Compensation (as defined below under “—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers”).

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment, obligation of payment or other benefit in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance and measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy;

•	determining whether the compensation terms of the chief executive officer of the company need not be brought to the shareholders for approval;

•	approving compensation terms of executive officers, directors and employees affiliated with controlling shareholders (as such term is specifically defined in the relevant section of the Companies Law, as described in below under “—Approval of Related Party Transactions under Israeli Law”); and

•	exempting certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law.

In keeping with the foregoing requirements, following the recommendation of our compensation committee, on November 12, 2014 and December 18, 2014, our board of directors and shareholders, respectively, approved our compensation policy.

Listing Requirements

Under NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under NASDAQ rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each of the members of our compensation committee satisfies those requirements.

Compensation Committee Role

Our board of directors has a compensation committee charter that sets forth the responsibilities of the committee, which include:

•	the responsibilities set forth in the compensation policy;

•	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Governance Committee

Our nominating and governance committee consists of Gadi Tirosh (Chairperson), David Campbell and Ron Gutler. Our board of directors has a nominating and governance committee charter that sets forth the responsibilities of the nominating and governance committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board; and

•	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, a recent amendment to the Companies Law requires that we disclose the annual compensation of our five most highly compensated office holders (as defined under the Companies Law) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the annual proxy statement for our annual meeting of shareholders each year, which we will furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this prospectus below under “—Compensation of Officers and Directors,” pursuant to the disclosure requirements of Form F-1.

Compensation of Directors

Under the Companies Law, compensation of directors requires the approval of a company’s compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company, all of which is to be determined by the board of directors.

External directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law.

For additional information, see “—Compensation of Officers and Directors.”

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an office holder (including a director) of the company (or a relative thereof); or

•	a member of the company’s independent accounting firm, or anyone on his or her behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Chaikin, Cohen, Rubin & Co. serve as our internal auditor.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Management—Executive Officers and Directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her duties or personal affairs;

•	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is not in the best interests of the company or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the Chief Executive Officer (apart from a number of specific exceptions), then such arrangement is subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders (as defined in “Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions” below) and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We refer to this as the Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Approval for Compensation.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. The Companies Law provides a broader definition of a controlling shareholder solely with respect to the provisions pertaining to related party transactions. For such purposes, a controlling shareholder is a shareholder that has the ability to direct the activities of a company, including by holding 50% or more of the voting rights in a company or by having the right to appoint the majority of the directors of the company or its general manager (chief executive officer), and furthermore, by holding 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, and the terms of any compensation arrangement of a controlling shareholder who is an office holder or his relative, require the approval of a company’s audit committee (or compensation committee with respect to compensation arrangements), board of directors and shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting at the meeting approves the transaction, excluding abstentions; or

•	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders, in that order, by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	the approval of related party transactions and acts of office holders that require shareholder approval.

In addition, a shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a civil or criminal fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “—Approval of Related Party Transactions under Israeli law.”

We have entered into indemnification agreements with our office holders to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by our articles of association and applicable law (including without limitation), the Companies Law, the Israeli Securities Law, 5728-1968 and the Israeli Restrictive Trade Practices Law, 5758-1988.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law.

Code of Business Conduct and Ethics

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of CyberArk Software Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.cyberark.com or by contacting our investor relations department. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on our website. We have also implemented a training program for employees concerning the code of ethics and business conduct.

Compensation of Officers and Directors

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, to our directors and executive officers with respect to the year ended December 31, 2014 was $5.1 million. This amount includes approximately $0.7 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law and described under “Board Practices—External Directors” below) during or with respect to the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Ehud (Udi) Mokady, President & CEO	$300,000	$200,789	$600,000	$212,691	$1,313,480
Nick Baglin, Vice President Sales, EMEA	214,240	75,604	267,499	20,490	577,833
Joshua Siegel, Chief Financial Officer	203,616	111,878	184,307	73,874	573,675
John Worrall, Chief Marketing Officer	220,000	53,054	189,194	14,771	477,019
Ronen (Ron) Zoran, Vice President Sales, Americas(6)	167,000	52,544	217,580	9,604	446,728

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)	All current executive officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2014.
(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.
(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2014.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph d of Note 7 to our audited consolidated financial statements, which are included in this prospectus.
(6)	Throughout the year ended December 31, 2014, Mr. Zoran held the position of Vice President Sales, North America but is currently serving as our Vice President Sales, Americas.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. Most of these agreements contain provisions regarding non-competition and all of these agreements contain provisions regarding confidentiality of information and ownership of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide one to six months’ notice prior to terminating the employment of our executive officers, other than in the case of a termination for cause.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company, except that directors are permitted to exercise vested options for one year following the termination of their service.

Equity Incentive Plans

2014 Share Incentive Plan

Effective Date and Shares Reserved. On June 10, 2014, our board of directors adopted the 2014 Share Incentive Plan, or the 2014 SIP, and the 2014 SIP became effective. Our shareholders approved the 2014 SIP on July 10, 2014. The 2014 SIP generally allows for the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors, officers, consultants, advisors and any other person providing services to us or our affiliates. The 2014 SIP is intended to enable us to issue awards under varying tax regimes, including Section 102 and Section 3(9) awards pursuant to the Israeli Income Tax Ordinance and incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code. The maximum aggregate number of shares that may be issued pursuant to awards under this 2014 SIP is the sum of (a) 422,000 shares plus (b) on January 1 of each calendar year during the term of the 2014 SIP subsequent to its adoption a number of shares equal to the lesser of: (i) an amount determined by our board of directors, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 2% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, and (iii) 2,000,000 shares. Additionally, any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2014 SIP. As of December 31, 2014, 286,360 options to purchase ordinary shares were outstanding under the 2014 SIP and 184,261 shares were reserved for future grant under the 2014 SIP.

Plan Administration. Either our board or a committee established by our board administers the 2014 SIP, and such administrator will have full authority in its discretion to determine (i) eligible grantees, (ii) grants of awards and setting the terms and provisions of award agreements (which need not be identical) and any other agreements or instruments under which awards are made, including, but not limited to, the number of shares underlying each award and the class of shares underlying each award (if more than one class was designated by our board of directors), (iii) the time or times at which awards shall be granted, (iv) the terms, conditions and restrictions applicable to each award (which need not be identical) and any shares acquired upon the exercise or (if applicable) vesting thereof, (v) to accelerate, continue, extend or defer the exercisability of any award or the vesting thereof, including with respect to the period following a grantee’s termination of employment or other service, (vi) the interpretation of the 2014 SIP and any award agreement and the meaning, interpretation and applicability of terms referred to in applicable laws, (vii) policies, guidelines, rules and regulations relating to and for carrying out the 2014 SIP, and any amendment, supplement or rescission thereof, as it may deem appropriate, (viii) to adopt supplements to, or alternative versions of, the 2014 SIP, including, without limitation, as it deems necessary or desirable to comply with the laws of, or to accommodate the tax regime or custom of, foreign jurisdictions whose citizens or residents may be granted awards, (ix) the fair market value of the shares or other property, (x) the tax track (capital gains, ordinary income track or any other track available under the Section 102 of the Ordinance) for the purpose of Section 102 to the Israeli Income Tax Ordinance, (xi) the authorization and approval of conversion, substitution, cancellation or suspension under and in accordance with the 2014 SIP of any or all awards or shares, (xii) the amendment, modification, waiver or supplement of the terms of each outstanding award (with the consent of the applicable grantee, if such amendments refers to the increase of the exercise price of awards or reduction of the number of shared underlying an award (but, in each case, other than as a result of an adjustment or exercise of rights in accordance with the provisions of the 2014 SIP described under “Adjustment Provisions” below)) unless otherwise provided under the terms of the 2014 SIP, (xiii) without limiting the generality of the foregoing, and subject to the provisions of applicable law, to grant to a grantee who is the holder of an outstanding award, in exchange for the cancellation of such award, a new award having an exercise price lower than that provided in the award so canceled and containing such other terms and conditions as the committee may prescribe in accordance with the provisions of the 2014 SIP or to set a new exercise price for the same award lower than that previously provided in the award, (xiv) to correct any defect, supply any omission or reconcile any inconsistency in the 2014 SIP or any award agreement and all other determinations and take such other actions with respect to the 2014 SIP or any award as it may deem advisable to the extent not inconsistent with the provisions of the 2014 SIP or applicable law, (xv) to designate any of our officers or other persons to manage the day to day administration of the awards granted under the 2014 SIP or authorize any of them to act on behalf of the committee with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the committee herein, (xvi) to determine that awards, shares issuable upon the exercise or (if applicable) vesting of awards and/or any securities issued or distributed with respect thereto, shall be allocated or issued to, or held by, the representative in trust for the benefit of the grantees; and (xvii) any other matter which is necessary or desirable for, or incidental to, the administration of the 2014 SIP and any award thereunder. The board and the committee need not take the same action or determination with respect to all awards, with respect to certain types of awards, with respect to all service providers or any certain type of service providers and actions and determinations may differ as among the grantees, and as between the grantees and any other holders of our securities. The board may, at any time, suspend, terminate, modify, or amend the 2014 SIP, whether retroactively or prospectively.

Types and Terms and Conditions of Awards. The committee may grant awards intended to qualify as an incentive stock option, non-qualified stock option, Section 102 award, Section 3(9) award, or other designations under other regimes. The 2014 SIP generally requires that incentive stock options have an exercise price that is not less than 100% of the fair market value of a share underlying such options or 110% in case of an employee who at the time of the grant owns shares possessing more than 10% of the total combined voting power of all classes of our shares or of any parent or subsidiary of the company on the date of grant of such options or such other price as may be determined pursuant to the Code. The exercise price of any other awards granted will be determined by the committee. Unless otherwise stated in the applicable award agreement, awards under the 2014 SIP will vest and become exercisable as follows: 25% of the shares covered by the awards will vest on the first anniversary of the vesting commencement date, and 6.25% of the shares covered by the award will vest at the end of each subsequent three-month period over the course of the following three years; provided that the grantee remains continuously as our or our affiliates service provider throughout such vesting dates. The exercise period of an award will be ten years from the date of grant of the award unless otherwise determined by the committee, but subject to the vesting and the early termination provisions, provided that the period of an incentive stock option granted to an employee who at the time of the grant owns shares possessing more than 10% of the total combined voting power of all classes of our shares or of any parent or subsidiary of the company, shall not exceed five years from the date of grant. Except as described below, an award generally may not be exercised unless the grantee is then in our employ or service and unless the grantee has remained continuously so employed since the date of grant of the award and throughout the vesting dates. In the event that the employment or service of a grantee terminates (other than by reason of death, disability or retirement), all awards of such grantee that are unvested at the time of such termination shall terminate on the date of such termination, and all awards of such grantee that are vested and exercisable at the time of such termination may, unless earlier terminated in accordance with their terms, be exercised within up to three months after the date of such termination (or such different period as the committee will prescribe), but in any event no later than the date of expiration of the award’s term as set forth in the award agreement or pursuant to this 2014 SIP. In the event of a grantee’s death during employment or service or within three months following such grantee’s termination, or in the event of a grantee’s termination due to disability, all of the grantee’s vested awards may be exercised at any time within one year after such death or disability. In the event of a grantee’s retirement, all of the grantee’s vested awards, unless earlier terminated in accordance with their terms, may be exercised at any time within the three month period following such retirement.

If we (or our affiliate, when applicable) terminate the grantee’s employment or service for cause (as defined in the 2014 SIP), or if at any time during the exercise period (whether prior to and after termination of employment or service, and whether or not the grantee’s employment or service is terminated by either party as a result thereof), facts or circumstances arise or are discovered with respect to the grantee that would have constituted cause, all awards theretofore granted to such grantee (whether vested or not) shall, to the extent not theretofore exercised, terminate on the date of such termination (or on such subsequent date on which such facts or circumstances arise or are discovered, as the case may be) unless otherwise determined by the committee.

Section 102 of the Israeli Income Tax Ordinance allows employees, directors and officers of an Israeli company, who are not controlling shareholders, to receive favorable tax treatment for compensation in the form of shares or other awards. Section 102 of the Israeli Income Tax Ordinance includes two alternatives for tax treatment involving the issuance of awards to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of awards directly to the grantee. Section 102(b)(2) of the Israeli Income Tax Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gain track.” In order to comply with the terms of the capital gain track, all awards granted under a specific plan and subject to the provisions of Section 102 of the Israeli Income Tax Ordinance, as well as the shares issued upon exercise of such awards and any rights granted thereunder, including bonus shares, must be registered in the name of a trustee selected by the board and held in trust for the benefit of the relevant grantee for the requisite period prescribed by the Ordinance or such longer period as set by the committee. The trustee may release these awards or shares to the holders thereof after the expiration of the required statutory holding period, provided that the trustee has received an acknowledgment from the Israeli Income Tax Authority that the grantee paid all applicable taxes, or the trustee and/or us and/or our affiliate withholds all applicable taxes and compulsory payments due. Our non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Israeli Income Tax Ordinance, which does not provide for similar tax benefits.

The committee may grant restricted shares under the 2014 SIP. The award agreement for any restricted shares granted will provide the vesting schedule and purchase price, if any, for the restricted shares. If a grantee’s employment or services to the company or any affiliate thereof shall terminates for any reason prior to the vesting of such grantee’s restricted shares, any shares that remain subject to vesting will be forfeited by such grantee.

The committee may grant restricted share units, or RSUs, under the 2014 SIP, which is an award covering a number of shares that is settled, if vested, by issuance of those shares. No payment of exercise price (subject to applicable law and the terms of the award agreement) will be required as consideration for RSUs.

The committee may grant other awards under the 2014 SIP, including shares (which may, but need not, be restricted shares), cash, a combination of cash and shares, awards denominated in share units, share appreciation rights, and/or the opportunity to purchase our shares in connection with any public offerings of our securities.

Adjustment Provisions. In the event of a division or subdivision of our outstanding share capital, any distribution of bonus shares (stock split), consolidation or combination of our share capital (reverse stock split), reclassification with respect to our shares or any similar recapitalization events, a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of us with or into another corporation, reorganization (which may include a combination or exchange of shares, spin-off or other corporate divestiture or division, or other similar occurrences, the committee shall have the authority to make, without the need for a consent of any holder of an award, such adjustments as determined by the committee to be appropriate, in its discretion, in order to adjust (i) the number and class of shares reserved and available for grants of awards, (ii) the number and class of shares covered by outstanding awards, (iii) the exercise price per share covered by any award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, and (v) any other terms of the award that in the opinion of the committee should be adjusted.

In the event of (i) a sale of all or substantially all of our assets, or a sale (including an exchange) of all or substantially all of our shares, to any person, or a purchase by any of our shareholders or by an affiliate of such shareholder, of all or substantially all of our shares held by all or substantially all other shareholders or by other shareholders who are not affiliated with such acquiring party; (ii) a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of us with or into another corporation; (iii) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction; (iv) Change in Board Event, which means any time at which individuals who, as of the effective date of the 2014 SIP, constitute the board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the board; provided, however, that any individual becoming a director subsequent to the effective date of the 2014 SIP whose election, or nomination for election by our shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the board; (v) approval by our shareholders of a complete liquidation or dissolution of the company, or (vi) such other transaction or set of circumstances that is determined by the board (being the Incumbent Board in case of a Change in Board Event), in its discretion, to be a transaction subject to these provisions of the 2014 SIP; excluding any of the above transactions in clauses (i) through (v) if the board (being the Incumbent Board in case of a Change in Board Event) determines that such transaction should be excluded from the definition hereof and the applicability of this provision of the 2014 SIP (any of such transactions, a “Change in Control”), any award then outstanding will be assumed or will be substituted by us or by the successor corporation in such Change in Control or by any affiliate thereof, as determined by the committee in its discretion, under terms as determined by the committee or the terms of the 2014 SIP applied by the successor corporation to such assumed or substituted award, unless otherwise determined by the sole and absolute discretion of the Committee. Regardless of whether or not awards are assumed or substituted the committee may (but will not be obligated to), in its sole discretion: (1) provide for grantees to have the right to exercise their awards or otherwise for the acceleration of vesting of award in respect of all or part of the shares covered by the awards which would not otherwise be exercisable or vested, under such terms and conditions as the committee will determine, including the cancellation of all unexercised awards (whether vested or unvested) upon or immediately prior to the closing of the Change in Control; and/or (2) provide for the cancellation of each outstanding and unexercised award at or immediately prior to the closing of the Change in Control, and payment to the grantees of an amount in cash, our shares, the acquirer or of a corporation or other business entity which is a party to the Change in Control or other property, as determined by the committee to be fair in the circumstances, and subject to such terms and conditions as determined by the committee. Notwithstanding the foregoing, in the event of Change in Control, the committee may determine, in its sole discretion, that upon completion of such Change in Control, the terms of any award be otherwise amended, modified or terminated, as the committee deems in good faith to be appropriate.

Miscellaneous Provisions. Awards under the 2014 SIP are not transferable other than by will or by the laws of descent and distribution or to a grantee’s designated beneficiary, unless, in the case of awards other than incentive stock options, otherwise determined by our committee or under the 2014 SIP, and generally expire ten years following the grant date. Awards may be granted pursuant to the 2014 SIP from time to time within a period of ten years from the effective date of the 2014 SIP, which period may be extended from time to time by our board.

2011 Share Incentive Plan

Effective Date and Shares Reserved. On July 14, 2011, our board of directors adopted, and on December 20, 2011 our shareholders approved, the 2011 Share Incentive Plan, or the 2011 SIP. The 2011 SIP generally allows for the grant of options, restricted shares and other share-based awards to our employees, directors, officers, consultants, advisors and any other person whose services are considered valuable to us or our affiliates. The 2011 SIP is intended to enable us to issue awards under varying tax regimes, including Section 102 and Section 3(i) awards pursuant to the Israeli Income Tax Ordinance and incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code. The 2011 SIP provides that the number of shares reserved for the grant of awards under the 2011 SIP will be such number as may be reserved for such purposes by the board from time to time. Any share underlying an award that is cancelled or terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2011 SIP. As of December 31, 2014, a total of 2,420,104 options to purchase ordinary shares remained outstanding under the 2011 SIP.

Plan Administration. Either our board or a committee established by our board administers the 2011 SIP, and such administrator will determine (i) eligible grantees, (ii) the grant of awards and the terms and provisions of any award agreements, including the number of shares underlying each award, (iii) the time or times at which awards will be granted, (iv) the schedule and conditions on which awards may be exercised, (v) the exercise price of options granted under the 2011 SIP, (vi) the interpretation of the 2011 SIP, (vii) how or whether to prescribe, amend and rescind rules and regulations relating to and for carrying out the 2011 SIP, (viii) the fair market value of our shares, (ix) the tax track (capital gains, ordinary income track or any other track available for the purpose of Section 102 awards), and (x) any other matter which is necessary or desirable for, or incidental to, the administration of the 2011 SIP or any award thereunder. The board may, at any time, suspend, terminate, modify, or amend the 2011 SIP, whether retroactively or prospectively, however an amendment which requires shareholder approval in order for the 2011 SIP to continue to comply with any applicable law will not be effective unless approved by the requisite vote of shareholders, and no suspension, termination, modification or amendment of the 2011 SIP may adversely affect any award previously granted, without the written consent of the grantees holding a majority of the awards so affected.

Types and Terms and Conditions of Awards. The committee may grant options to purchase our ordinary shares under the 2011 SIP. Each option will be designated in the applicable award agreement as an incentive stock option, non-qualified stock option, Section 102 award (with such designation to include the relevant tax track), Section 3(i) award, or other designations under other regimes. The 2011 SIP generally requires that incentive stock options have an exercise price that is not less than 100% of the fair market value of the shares underlying such options on the grant date. The exercise price of any other options granted will be determined by the committee, though in no event will the exercise price be less than the par value of the shares underlying an option. Unless otherwise stated in the applicable award agreement, options under the 2011 SIP will vest and become exercisable as follows: 25% of the shares covered by an option will vest on the first anniversary of the date on which such option was granted, provided that the grantee remains continuously employed by or in the service of us or any subsidiary or affiliate of ours for that one year, and 6.25% of the shares covered by the option will vest at the end of each subsequent quarter over the course of the following three years, subject to continued employment by or service to us or any subsidiary or affiliate of ours. The exercise period of an option will be 10 years from the date of grant of the option unless otherwise determined by the committee, provided that the period of an Incentive Stock Option granted to a party who at the time of the grant owns shares possessing more than 10% of the total combined voting power of all classes of our shares or of any parent or subsidiary of the company, shall not exceed 5 years from the date of grant. An option generally may not be exercised unless the grantee is then in our employ or service. In the event that the employment or service of a grantee terminates (other than by reason of death, disability or retirement), all options of such grantee that are vested and exercisable at the time of such termination may, unless earlier terminated in accordance with their terms, be exercised within up to 90 days after the date of such termination (or such different period as the committee will prescribe); however if we terminate the grantee’s employment or service for cause (as defined in the 2011 SIP), all options granted to such grantee (whether vested or not) will terminate on the date of such termination unless otherwise determined by the committee. In the event of a grantee’s death during employment or service or within three months following such grantee’s termination, or in the event of a grantee’s termination due to disability, all of the grantee’s vested options may be exercised at any time within one year after such death or disability. In the event of a grantee’s retirement, all of the grantee’s vested options may be exercised at any time within the three month period following such retirement.

Section 102 of the Israeli Income Tax Ordinance allows employees, directors and officers of an Israeli company, who are not controlling shareholders, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Israeli Income Tax Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Israeli Income Tax Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gain track.” In order to comply with the terms of the capital gain track, all options granted under a specific plan and subject to the provisions of Section 102 of the Israeli Income Tax Ordinance, as well as the shares issued upon exercise of such options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant grantee. The trustee may not release these options or shares to the holders thereof before the second anniversary of the issuance and deposit of the options with the trustee. However, under such track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

The 2011 SIP provides that options granted to employees, directors and officers of our Israeli companies who are not controlling shareholders are intended to qualify for special tax treatment under the “capital gain track” provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance. Our non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Israeli Income Tax Ordinance, which does not provide for similar tax benefits.

The committee may grant restricted shares under the 2011 SIP. The award agreement for any restricted shares granted will provide the vesting schedule and purchase price, if any, for the restricted shares. If a grantee’s employment terminates for any reason prior to the vesting of such grantee’s restricted shares, any shares that remain subject to vesting will be forfeited by such grantee.

The committee may grant restricted share units, or RSUs, under the 2011 SIP, which are an award covering a number of shares that is settled by issuance of those shares. No payment of cash (other than par value of the shares) will be required as consideration for RSUs, and the RSUS may or may not be subject to vesting.

The committee may grant other awards under the 2011 SIP including shares (which may, but need not, be restricted shares), cash, a combination of cash and shares, awards denominated in share units, share appreciation rights, and/or the opportunity to purchase our shares in connection with any public offerings of our securities.

Adjustment Provisions. In the event of a subdivision of our outstanding share capital, any payment of a share dividend (distribution of bonus shares), a recapitalization, a reorganization (which may include a combination or exchange of shares), a consolidation, a share split, a reverse share split, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, the committee will make such adjustments as it deems appropriate in order to adjust (i) the number of shares available for grants of awards, (ii) the number of shares covered by outstanding awards, and (iii) the exercise price per share covered by any award.

In the event of (i) a sale of all or substantially all of our assets; or (ii) a sale (including an exchange) of all or substantially all of our shares, or an acquisition by our shareholder (or our shareholder’s affiliate) of all of our shares held by other shareholders or by other shareholders who are not affiliated with such acquiring party; (iii) a merger, consolidation, amalgamation or like transaction of us with or into another corporation; (iv) a scheme of arrangement for the purpose of effecting such sale, merger or amalgamation; or (v) such other transaction or set of circumstances that is determined by the committee, in its discretion, to be a transaction having a similar effect then, unless otherwise determined by the committee in its sole discretion, any award then outstanding will be assumed or an equivalent award will be substituted by such successor corporation under substantially the same terms as such award. In the event that the awards are not assumed or substituted by an equivalent award, then the committee may (but will not be obligated to), (x) provide for grantees to have the right to exercise their awards or otherwise for the acceleration of vesting of such awards, as to all or part of the shares, including shares covered by the awards which would not otherwise be exercisable or vested, under such terms and conditions as the committee will determine, including the cancellation of all unexercised awards upon closing of the transaction; and/or (y) provide for the cancellation of each outstanding award at the closing of such transaction, and payment to the grantees of an amount in cash as determined by the committee to be fair in the circumstances, and subject to such terms and conditions as determined by the committee. Notwithstanding the foregoing, in the event of such transaction, the committee may determine, in its sole discretion, that upon completion of such transaction, the terms of any award be otherwise amended, modified or terminated, as the committee deems in good faith to be appropriate, and if an option, that the option will confer the right to purchase or receive any other security or asset, or any combination thereof, or that its terms be otherwise amended, modified or terminated.

Miscellaneous Provisions. Awards under the 2011 SIP are not transferable other than by will or by the laws of descent and distribution, unless otherwise determined by the board or under the 2011 SIP, and generally expire ten years following the grant date. The 2011 SIP will terminate on the tenth anniversary of the effective date, other than with respect to those awards outstanding under the 2011 SIP at the time of such termination.

2001 Stock Option Plan and 2001 Section 102 Stock Option Plan

Effective Date and Shares Reserved. On March 27, 2001, our board of directors adopted, and on March 22, 2002 our shareholders approved, the 2001 Stock Option Plan, or the 2001 SOP, and the 2001 Section 102 Stock Option Plan, as amended March 5, 2003, or the 2001 Section 102 SOP. The 2001 SOP and the 2001 Section 102 SOP generally allow for the grant of options to our employees, officers, directors, consultants and advisors of us or our affiliates. If an option granted under the 2001 SOP expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to such option will be available for subsequent grants under the 2011 SIP. In the event an employee’s rights under the 2001 Section 102 SOP do not vest in any options, such options may be reissued under the 2011 SIP. As of December 31, 2014, a total of 1,886,260 shares remained outstanding under the 2001 SOP and the 2001 Section 102 SOP.

Plan Administration. The 2001 SOP and the 2001 Section 102 SOP are administered by a committee appointed by the board. The committee has full and maximum authority in its discretion to grant, or recommend to the board, as applicable, the employees to whom options will be granted, to determine or recommend the number of shares to be covered by each option, the time at which each option shall be granted, the terms and conditions of option agreements, the purchase price of each share subject to an option, the term during which each option may be exercised, and to authorize the share allotment pursuant to the exercise of each option. The board may at any time amend, alter, suspend or terminate the 2001 SOP in any respect, except that if at any time the approval of our shareholders of the company is required under the federal tax code, the board may not effect such modification or amendment without such approval. The termination or any modification or amendment of the 2001 SOP will not, without the consent of a grantee, affect his or her rights under an option previously granted to him or her. With the consent of the affected grantee, the board or the committee may amend outstanding option agreements in a manner not inconsistent with the 2001 SOP. The board may, at any time, amend, alter, suspend or terminate the 2001 Section 102 SOP, provided, however, that any such action will not adversely affect any options granted under the 2001 Section 102 SOP.

Types and Terms and Conditions of Awards.

The 2001 SOP provides for the grant of incentive stock options and non-qualified stock options. The terms of such options (including vesting provisions and the treatment of such options upon a grantee’s termination of employment or service or death or disability) are generally set forth in the applicable award agreement, however an incentive stock option may be exercised for at least three months following the cessation of a grantee’s employment (or for one year following a cessation due to the grantee’s death or disability). The 2001 SOP generally requires that incentive stock options have an exercise price that is not less than 100% of the fair market value of the shares underling such option on the grant date. The exercise period of an option is set forth in the applicable option agreement, but will not be more than ten years from the date of grant of the option, in the case of an incentive stock option.

Under the 2001 Section 102 SOP, the committee may grant options only to employees, officers and directors. Each option agreement states the tax track (capitals gains, income tax track with a trustee or income tax track without a trustee) as elected by us. The exercise price of any option and the times at which options may be exercised in whole or in part is determined by the board or committee and is set forth in the applicable option agreement. No exercise of options by a single grantee, however, will be made for an aggregate exercise price of less than $1,000, unless the exercise is of all of such grantee’s options that are vested as of the date of exercise. Generally, the term of any option may not be for more than ten years from the date of grant of the option. Pursuant to a May 30, 2013 board resolution, however, it was resolved to extend the respective term of the options that were granted by us to certain employees of us and our U.K. subsidiary from ten years to 15 years, subject to obtaining a ruling or tax determination from the Israeli Tax Authorities with respect to such options granted under Section 102 of the Income Tax Ordinance. As a result, the term of the applicable non-Section 102 options were extended, while the terms of the applicable Section 102 options were extended subject to the ruling, which has since been obtained. Each option agreement specifies the extent to which an option may be exercised if we terminate the grantee’s employment or other relationship with us or our parent or any subsidiary, or in the event of the death or disability of the grantee. If a grantee dies while employed by us, his or her estate, personal representative or beneficiary has the right to exercise the total number of shares in the option to which the grantee would have been entitled to exercise at the date of his death as set forth in the applicable option agreement.

Adjustment Provisions. If, through or as a result of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar transaction, (i) the number of outstanding shares are increased, decreased or exchanged for a different number or kind of our shares or other securities, or (ii) additional shares or new or different shares or other securities of ours or other non-cash assets are distributed with respect to such shares or other securities, an appropriate and proportionate adjustment will be made in (x) the maximum number and kind of shares reserved for issuance under the 2001 SOP and/or under the 2001 Section 102 SOP, (y) the number and kind of shares or other securities subject to any then outstanding options under the 2001 SOP and/or under the 2001 Section 102 SOP, and (z) the exercise price for each share subject to any then outstanding options under the 2001 SOP and/or under the 2001 Section 102 SOP, without changing the aggregate purchase price as to which such options remain exercisable.

Upon the occurrence of an acquisition event (i.e., (a) any merger or consolidation which results in our voting securities immediately prior thereto representing immediately thereafter less than 50% of the combined voting power of our voting securities or such surviving or acquiring entity outstanding immediately after such merger or consolidation, (b) any sale of all or substantially all of our assets, or (c) our complete liquidation), the board will take any one or more of the following actions with respect of the then outstanding options: (i) provide that such options shall be assumed, or equivalent options will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to the grantees, provide that all the then unexercised options will become exercisable in full as of a specified time prior to the acquisition event and will terminate immediately prior to the consummation of such acquisition event, (iii) in the event of a merger under the terms of which holders of our outstanding ordinary shares will receive upon consummation thereof a cash payment for each share surrendered in the merger, make or provide for a cash payment to the grantees equal to the difference between (A) the merger price times the number of ordinary shares subject to such outstanding options and (B) the aggregate exercise price of all such outstanding options in exchange for the termination of such options, or (iv) upon written notice to the grantees, provide that all the then vested and unvested outstanding options will terminate immediately prior to the consummation of such acquisition event, and to the extent the vested options will have not been exercised prior to the acquisition event, all such options will become null and void at the consummation of such acquisition event.

Miscellaneous Provisions. Awards under the 2001 SOP and 2001 Section 102 SOP are generally not transferable other than by will or by the laws of descent and distribution, unless otherwise determined by the board. Only the grantee may exercise options granted under the 2001 Section 102 SOP during his or her lifetime. The 2001 SOP and the 2001 Section 102 SOP terminated on March 27, 2011, other than with respect to those awards outstanding under the 2001 SOP and the 2001 Section 102 SOP at the time of such termination.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of February 17, 2015 and after this offering by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	the selling shareholders;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 17, 2015, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on 30,521,877 ordinary shares outstanding as of February 17, 2015.

As of February 17, 2015, we had 38 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 21,578,657 of our outstanding ordinary shares, or 70.7% of our outstanding ordinary shares as of February 17, 2015. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of Share Capital—Voting.” None of our principal shareholders, selling shareholders or our directors and executive officers have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is CyberArk Software Ltd., 94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

	Shares Beneficially Owned Prior to Offering		Number of Shares Offered	Shares Beneficially Owned After Offering		Additional Shares offered	Shares Beneficially Owned if Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%		Number	%		Number	%
Principal Shareholders
Entities affiliated with Jerusalem Venture Partners(1)	11,182,562	36.6%	1,919,994	9,262,568	30.3%	302,798	8,959,770	29.3%
Entities affiliated with The Goldman Sachs Group, Inc.(2)	5,726,317	18.8%	886,005	4,840,312	15.8%	139,730	4,700,582	15.4%
Entities affiliated with Vertex Venture Capital(3)	2,772,863	9.1%	595,111	2,177,752	7.1%	93,853	2,083,899	6.8%
Cabaret Security Ltd.(4)	1,832,009	6.0%	268,935	1,563,074	5.1%	42,413	1,520,661	5.0%
ArbaOne, Inc.(5)	915,999	3.0%	134,467	781,532	2.6%	21,206	760,326	2.5%
Executive Officers and Directors
Ehud (Udi) Mokady(6)	1,125,608	3.6%	118,561	1,007,047	3.2%	—	1,007,047	3.2%
Chen Bitan	225,615	0.7%	24,874	200,741	0.7%	—	200,741	0.7%
Joshua Siegel	216,431	0.7%	28,394	188,037	0.6%	—	188,037	0.6%
Ronen (Ron) Zoran	*	*	—	*	*	—	*	*
Nick Baglin	59,462	0.2%	9,380	50,082	0.2%	—	50,082	0.2%
Dan Dinnar	50,710	0.2%	5,446	45,264	0.1%	—	45,264	0.1%
Roy Adar	63,017	0.2%	8,833	54,184	0.2%	—	54,184	0.2%
John Worrall	*	*	—	*	*	—	*	*
Gadi Tirosh(7)	11,190,562	36.7%	1,919,994	9,270,568	30.3%	302,798	8,967,770	29.3%
David Campbell(8)	5,734,317	18.8%	886,005	4,848,312	15.8%	139,730	4,708,582	15.4%
Raphael (Raffi) Kesten(9)	11,190,562	36.7%	1,919,994	9,270,568	30.3%	302,798	8,967,770	29.3%
David Schaeffer	*	*	—	*	*	—	*	*
Amnon Shoshani(10)	1,840,009	6.0%	268,935	1,571,074	5.1%	42,413	1,528,661	5.0%
Ron Gutler	*	*	—	*	*	—	*	*
Kim Perdikou	*	*	—	*	*	—	*	*
All executive officers and directors as a group (15 persons)	20,682,848	64.3%	3,270,423	17,412,425	54.1%	484,941	16,927,484	52.6%

*	Non-selling beneficial owner holding less than 1%.
(1)	Shares beneficially owned prior to this offering by venture capital funds associated with Jerusalem Venture Partners, a firm founded by Erel Margalit, consist of 7,131,276 shares held by Jerusalem Venture Partners IV, L.P., 3,015,811 shares held by JVP Opportunity VI, L.P., 588,073 shares held by JVP Opportunity VI-A, L.P., 171,569 shares held by Jerusalem Venture Partners IV (Israel), L.P., 151,318 shares held by JVP Opportunity VI Entrepreneur Fund, L.P., 63,864 shares held by Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., and 60,651 shares held by Jerusalem Venture Partners IV-A, L.P. Jerusalem Partners IV, L.P., the general partner of Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV-A, L.P. and Jerusalem Venture Partners Entrepreneurs Fund IV, L.P. (collectively, the “JVP IV Funds”), and JVP Corp IV, the general partner of Jerusalem Partners IV, L.P. may be deemed to beneficially own the shares held directly by the JVP IV Funds. Jerusalem Partners-Venture Capital, L.P., the general partner of Jerusalem Venture Partners IV (Israel), L.P., and JVP Corp IV, the general partner of Jerusalem Partners-Venture Capital, L.P., may be deemed to beneficially own the shares held by Jerusalem Venture Partners IV (Israel), L.P. JP Opportunity VI, L.P., the general partner of JVP Opportunity VI, L.P. JVP Opportunity VI Entrepreneur Fund, L.P. and JVP Opportunity VI-A, L.P. (collectively, the “JVP VI Funds”), and JVP Corp IV, the general partner of JP Opportunity VI, L.P., may be deemed to beneficially own the shares held by the JVP VI Funds. Control over voting and disposition of the shares held by the JVP IV and JVP VI Funds is shared among a group of individuals appointed by the trust of Erel Margalit consisting of Gadi Tirosh, Kobi Rozengarten, Raffi Kesten and Haim Kopans. The address of the foregoing entities and individuals is c/o Jerusalem Venture Partners, 41 Madison Avenue, 31st Floor, New York, NY 10010.

(2)	Shares beneficially owned prior to this offering consists of 4,581,050 shares held by The Goldman Sachs Group, Inc., 557,151 shares held by Bridge Street 2011, L.P., 343,586 shares held by MBD 2011 Holdings, L.P. and 244,530 shares held by Bridge Street 2011 Offshore, L.P. (collectively, the “GS Entities”). Goldman, Sachs & Co. (“GS”) is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. (“GSG”). GS, an affiliate of the GS Entities, is an underwriter of this offering. The GS Entities, of which affiliates of GSG are the general partner, managing general partner or investment manager, share voting and investment power with certain of their respective affiliates. David Campbell is a Managing Director of GS and may be deemed to have beneficial ownership of the shares held by the GS Entities. The address of GSG, GS and Mr. Campbell is 200 West Street, New York, NY 10282.
(3)	Shares beneficially owned prior to this offering consists of 2,056,633 shares held by Vertex Israel II (C.I.) Fund, L.P., 371,039 shares held by Vertex Israel II (A) Fund, L.P., 56,875 shares held by Vertex Israel II (B) Fund, L.P., 262,569 shares held by Vertex Israel II Discount Fund, L.P. and 25,747 shares held by Vertex Israel II (C.I.) Executive Fund, L.P. The general partner of these entities is Vertex Israel II Management Ltd. Voting and investment power over the shares resides with the members of the investment committee of Vertex Israel II Management Ltd. who are Yoram Oron and Chua Kee Lock. The mailing address of the individuals and entities related to Vertex Israel II Management Ltd. is 1 HaShikma Street, Savyon 56530, Israel.
(4)	Shares beneficially owned prior to the offering consists of 1,832,009 shares held by Cabaret Security Ltd. Voting and investment power over the shares held by Cabaret Security Ltd. resides with its board of directors the sole member of which is Amnon Shoshani. The address of Cabaret Security Ltd. is 7 Chalamish Street, Caesarea 30889, Israel.
(5)	Shares beneficially owned prior to the offering consists of 915,999 shares held by ArbaOne, Inc. Voting and investment power over the shares held by ArbaOne, Inc. resides with Debra Pell. The address of ArbaOne, Inc. is 600 Harrison Street, Suite 100, San Francisco, CA 94107.
(6)	Mr. Mokady’s shares include 90,000 shares held in trust for family members over which Mr. Mokady is the beneficial owner.
(7)	Shares beneficially owned prior to this offering consists of 11,182,562 shares beneficially owned by entities affiliated with Jerusalem Venture Partners over which Mr. Tirosh may be deemed to share voting and investment power as well as vested options to purchase 8,000 ordinary shares that are held directly by Mr. Tirosh. See footnote (1).
(8)	Shares beneficially owned prior to this offering consists of 5,726,317 shares beneficially owned by entities affiliated with The Goldman Sachs Group, Inc. over which Mr. Campbell may be deemed to share voting and investment power as well as vested options to purchase 8,000 ordinary shares that are held directly by Mr. Campbell. See footnote (2).
(9)	Shares beneficially owned prior to this offering consists of 11,182,562 shares beneficially owned by entities affiliated with Jerusalem Venture Partners over which Mr. Kesten may be deemed to share voting and investment power as well as vested options to purchase 8,000 ordinary shares that are held directly by Mr. Kesten. See footnote (1).
(10)	Shares beneficially owned prior to this offering consists of 1,832,009 shares beneficially owned by Cabaret Security Ltd. over which Mr. Shoshani holds voting and investment power as well as vested options to purchase 8,000 ordinary shares that are held directly by Mr. Shoshani. See footnote (4).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2012, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

Rights of Appointment

Our current board of directors consists of eight directors. Pursuant to our articles of association in effect prior to our initial public offering, certain of our shareholders had rights to appoint members of our board of directors. All rights to appoint directors and observers terminated upon the closing of our initial public offering, although currently-serving directors who were appointed prior to our initial public offering will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires. We are not a party to, and are not aware of, any voting agreements among our shareholders.

Registration Rights

Our shareholders’ agreement entitles our shareholders to certain registration rights. In accordance with this agreement, and subject to conditions listed below, the following entities that each beneficially own more than 5% of our outstanding shares are among those entitled to registration rights under the agreement: entities affiliated with each of Jerusalem Venture Partners, The Goldman Sachs Group, Inc., Vertex Venture Capital and Cabaret Security Ltd.

Form F-1 Demand Rights. Upon the written request of the holders of at least 20% of the shares held by our former preferred shareholders during the time period commencing immediately following our initial public offering and ending five years thereafter, we are required to file a registration statement in respect of the ordinary shares held by our former preferred shareholders. Following a request to effect such a registration, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. We are not required to effect more than two registrations on Form F-1 and we are only required to do so if the aggregate proceeds from any such registration are estimated in good faith to be in excess of $5.0 million. This offering is being undertaken pursuant to the exercise of such Form F-1 demand rights.

Form F-3 Demand Rights. After six months following our initial public offering, we are required to file a registration statement on Form F-3 in respect of the ordinary shares held by our former preferred shareholders, original ordinary shareholders and ordinary shareholders, upon the request of (i) the holders of more than 50% of our former Series B2 and B3 preferred shares, (ii) the holders of more than 50% of our former Series B1 preferred shares, (iii) the holders of more than 50% of our former Series B preferred shares, (iv) the holders of more than 50% of our former Series A and A1 preferred shares, (v) JVP, (vi) entities affiliated with The Goldman Sachs Group, Inc., (vii) Vertex, (viii) the holders of more than 50% of our former original ordinary shareholders then outstanding or (ix) the holders of more than 50% of our former ordinary shareholders than outstanding. Following a request to effect such a registration, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. We are not required to effect a registration on Form F-3 more than twice in any 12-month period and are only required to do so if the aggregate proceeds from any such registration are estimated in good faith to be in excess of $1.0 million.

Piggyback registration rights. Shareholders holding registrable securities also have the right to request that we include their registrable securities in any registration statement filed by us in the future for the purposes of a public offering for cash, subject to specified exceptions. Holders of registrable securities continue to have the right to include any registrable securities in subsequent piggyback registration statements regardless of whether the holder has opted out of such past registration statements.

Cutback. In the event that the managing underwriter advises the registering shareholders that marketing factors require a limitation on the number of shares that can be included in a registered offering, the shares will be included in the registration statement in an agreed order of preference among the holders of registration rights. The same preference also applies in the case of a piggyback registration, but we have first preference and the number of shares of series B preferred shareholders that are included may not be reduced below 10% of the total number of shares included in the offering.

Termination. Form F-1 registration rights granted to holders of registrable securities terminate on the fifth anniversary of the closing of our initial public offering. With respect to any of our holders of registrable securities that hold less than 1% of our outstanding shares, registration rights terminate when the shares held by such shareholder can be sold within a 90 day period under 144. All other registration rights do not have a set termination date.

Expenses. We will pay all expenses in carrying out the foregoing registrations other than any underwriting discounts and commissions.

Agreements with Directors and Officers

Employment Agreements. We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding confidentiality of information and ownership of inventions.

Options. Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Management—Share Option Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for ninety days after such termination, or one year in the case of our directors.

Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by Israeli law. We have entered into agreements with our office holders, including our directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. See “Management—Exculpation, Insurance and Indemnification of Directors and Officers.”

DESCRIPTION OF SHARE CAPITAL

The following descriptions of share capital and provisions of our articles of association are summaries and are qualified by reference to the articles of association. Copies of these documents will be filed with the SEC as exhibits, as incorporated by reference, to our registration statement, of which this prospectus forms a part.

Share Capital

Our authorized share capital consists of 250,000,000 ordinary shares, par value NIS 0.01 per share.

All of our issued and outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-229164-2. Our purpose as set forth in our articles of association is to engage in any lawful activity.

Voting Rights and Conversion

All ordinary shares have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Management—External directors.”

Under our articles of association, our board of directors must consist of not less than four but no more than 11 directors, including two external directors as required by the Companies Law. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at the third annual general meeting of our shareholders, in a staggered fashion (such that one class is elected each annual general meeting), and serve on our board of directors unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association. In addition, our articles of association allow our board of directors to fill vacancies on the board of directors or to appoint new directors up to the maximum number of directors permitted under our articles of association. Such directors serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated or in the case of new directors, for a term of office according to the class to which such director was assigned upon appointment. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “Management—Board practices—External directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles of association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) five percent or more of our outstanding issued shares and one percent of our outstanding voting power or (b) five percent or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Companies Law, shareholders are not permitted to take action via written consent in lieu of a meeting.

Voting Rights

Quorum requirements

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place, to such time and date if so specified in the notice of the meeting, or to such time and date as the chairman of the general meeting shall determine (which may be earlier or later than the forgoing dates). At the reconvened meeting, any one shareholder present in person or by proxy shall constitute a lawful quorum, generally, regardless of the number of shares held by such shareholder.

Vote Requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles of association. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, the approval described above under “Management—Approval of related party transactions under Israeli law—Disclosure of personal interests of controlling shareholders and approval of certain transactions.” Under our articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our articles of association also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our amended articles relating to our staggered board requires the vote of 65% of the total voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and annual financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Registration Rights

For a discussion of registration rights we have granted to our existing shareholders prior to our initial public offering, please see “Certain relationships and related party transactions—Registration rights agreement.”

Acquisitions under Israeli Law

Full Tender Offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than two percent of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least five percent of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold two percent or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management—Approval of related party transactions under Israeli law—Disclosure of personal interests of controlling shareholders and approval of certain transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover Measures under Israeli Law

The Companies Law allow us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. No preferred shares are authorized under our articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “—Voting Rights.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

Listing

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “CYBR.”

SHARES ELIGIBLE FOR FUTURE SALE

Our ordinary shares have been traded on the NASDAQ Global Select Market under the symbol “CYBR” since September 24, 2014. Prior to that date, no public market existed for our ordinary shares. Sales of substantial amounts of our ordinary shares following this offering, or the perception that these sales could occur, could adversely affect the prevailing market prices of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. As of December 31, 2014, we had outstanding an aggregate of 30,501,352 ordinary shares of which approximately 6.2 million shares were offered in our initial public offering and are freely tradable without restriction. Following this offering, the 4,000,000 ordinary shares offered hereby will also be freely tradable without restriction, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining ordinary shares are subject to the lock-up agreements described below. Some of those securities also constitute restricted securities and may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144, Rule 701 or Rule 904 under the Securities Act. These rules are summarized below.

Lock-up Agreements

In connection with our initial public offering, our executive officers, our directors and substantially all of our securityholders entered into lock-up agreements with the underwriters which, subject to limited exceptions, restrict their ability to transfer their shares until March 22, 2015. We, our directors and executive officers and the selling shareholders in this offering (to the extent they hold ordinary shares immediately after this offering) have entered into a similar agreement with the underwriters in this offering that expires 90 days after the date of this prospectus, with limited exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the ordinary shares from the restrictions in any such agreement.

Eligibility of Restricted Shares for Sale in the Public Market

As a result of the lock-up agreements described above, the following indicates approximately when the ordinary shares that are not currently traded in the public markets and are not being sold in this offering will be eligible for sale into the public market under the provisions of Rule 144 and Rule 701:

Approximately 1.2 million shares	Commencing on March 22, 2015, substantially all of which will be freely tradable without restriction.
Approximately 0.4 million shares	Commencing on April 10, 2015, 30 days after the date of this prospectus, substantially all of which will be freely tradable without restriction.
Approximately 0.1 million shares	Commencing on May 10, 2015, 60 days after the date of this prospectus, substantially all of which will be subject to volume, manner of sale and other limitations under Rule 144.
Approximately 18.7 million shares	Commencing on June 9, 2015, 90 days after the date of this prospectus, approximately 15.7 million of which will be subject to volume, manner of sale and other limitations under Rule 144.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Options

We have filed a registration statement on Form S-8 under the Securities Act to register 4,862,473 ordinary shares, in the aggregate, issued or reserved for issuance under our equity incentive plans. Such registration statement became effective automatically upon filing. Ordinary shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions, lock-up restrictions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately. As of December 31, 2014, options and RSUs to purchase a total of 4,592,724 ordinary shares were outstanding under our equity incentive plans, 3,590,073 of which will be vested upon the closing of this offering.

Registration Rights

Following the completion of this offering, the holders of up to approximately 19.1 million ordinary shares are entitled to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. These shareholders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. See “Certain Relationships and Related Party Transactions—Registration Rights.” Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

TAXATION AND ISRAELI GOVERNMENT PROGRAMS APPLICABLE TO OUR COMPANY

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 26.5% of a company’s taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate tax rate.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development is for the promotion or development of the company; and

•	the research and development is carried out by or on behalf of the company seeking the deduction.

However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period if the research or development is for the promotion or development of the company.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing on the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns together with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority. We believe that we qualify as an Industrial Company within the meaning of the Industry Encouragement Law. The Israeli Tax Authority may determine that we do not qualify as an Industrial Company, which could entail our loss of the benefits that relate to this status. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, and further amended as of January 1, 2011, or the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply.

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received an approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

In general, an Approved Enterprise is entitled to receive a cash grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise and are contingent upon meeting the criteria set out in such certificate. Income derived from activity that is not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

The tax benefits under the alternative benefits track include an exemption from corporate tax on undistributed income which was generated from an Approved Enterprise for at least the first two years of the benefits period (depending on the geographic location of the Approved Enterprise facility within Israel) and the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of up to 25% for the remainder of the benefits period. The benefits period is ordinarily 7 years commencing with the year in which the Approved Enterprise first generates taxable income. The benefits period is limited to 12 years from the operational year as determined by the Investment Center or 14 years from the start of the tax year in which approval of the Approved Enterprise is obtained, whichever is earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or an FIC, which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis. A company that qualifies as an FIC and has an Approved Enterprise program is eligible for an extended ten-year benefits period. As specified above, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two to 10 years, and will be subject to a reduced corporate tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment is at least 49% (20% if the foreign investment is 49% or more and less than 74%; 15% if 74% or more and less than 90%; and 10% if 90% or more).

If a company elects the alternative benefits track and subsequently distributes a dividend out of income derived by its Approved Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the reduced corporate tax rate which would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits track. In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at source at the rate of 15% or at a lower rate as may be provided under an applicable tax treaty.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program during the first five years in which the equipment is used.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index, and interest, or other monetary penalties.

Until 2013 tax year, we had Approved Enterprise programs under the Investment Law, which, we believe, entitled us to certain tax benefits.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income is derived from export.

The 2005 Amendment provides that a certificate of approval from the Investment Center will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain an Approved Enterprise certificate of approval in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the amendment. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Benefited Enterprise.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Benefited Enterprise for a period of between two to 10 years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at the rate of 15% or at a lower rate as may be provided in an applicable tax treaty.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index, and interest, or other monetary penalties.

Until 2013 tax year, we had Approved Enterprise programs under the Investment Law, which, we believe, entitled us to certain tax benefits.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, and then increased to 16% and 9% in 2014 and thereafter, respectively.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain other conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment became effective, provided that certain conditions are met.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

We have examined the possible effect, if any, of the provisions of the 2011 Amendment on our financial statements and have decided to apply the new benefits under the 2011 Amendment instead of the benefits provided to our Approved Enterprise and Benefited Enterprise as of 2013 tax year.

U.S. AND ISRAELI TAX CONSEQUENCES FOR OUR SHAREHOLDERS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Certain Israeli Tax Consequences

This summary does not discuss all of the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel should be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise or 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. Dividends paid on publicly traded shares, which are registered with and held by a nominee company, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, the maximum rate of withholding tax on dividends, not generated from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise,, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Excess Tax. Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2014) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

Certain United States Federal Income Tax Consequences

The following is a description of certain United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the United States federal income tax consequences to U.S. Holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that receive our shares as compensation for the performance of services;

•	persons that hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or indirect holders that hold our shares through such an entity;

•	S corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	holders whose “functional currency” is not the U.S. Dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular United States federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares if certain requirements, including stock holding period requirements, are satisfied by the recipient and we are eligible for the benefits of the United States-Israel Tax Treaty.

However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

PFIC Status of the Company

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average quarterly value of its total gross assets (which, assuming we were a non-publicly traded CFC for the year being tested may be measured by the adjusted tax basis of our assets or, if we were a publicly traded CFC or not a CFC, the total value of our assets may be measured in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on our belief that we were a CFC in our 2014 taxable year, we believe that we were classified as a PFIC for our taxable year ending December 31, 2014. Because the total value of our assets should be measured in part by the market value of our ordinary shares in 2015, and based on our gross income for the 2014 taxable year, we believe the company should not be classified as a PFIC for our taxable year ending December 31, 2015. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for any subsequent year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year.

Under certain attribution rules, as a PFIC, U.S. Holders may be deemed to own their proportionate share of our PFIC subsidiaries, such subsidiaries referred to as “lower-tier PFICs,” and will be subject to U.S. federal income tax in the manner discussed below on (1) a distribution to us on the shares of a “lower-tier PFIC” and (2) a disposition by us of shares of a “lower-tier PFIC,” both as if the holder directly held the shares of such “lower-tier PFIC.”

Default PFIC Rules

If an entity is treated as a PFIC for any taxable year during which a U.S. Holder holds (or, as discussed in the previous paragraph, is deemed to hold) its ordinary shares, such holder will be subject to adverse U.S. federal income tax rules. In general, if a U.S. Holder disposes of shares of a PFIC (including an indirect disposition or a constructive disposition of shares of a “lower-tier PFIC”), gain recognized or deemed recognized by such holder would be allocated ratably over such holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before the entity became a PFIC, if any, would be treated as ordinary income.

The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution in respect of shares of a PFIC (or a distribution by a lower-tier PFIC to its shareholders that is deemed to be received by a U.S. Holder) in excess of 125% of the average of the annual distributions on such shares received or deemed to be received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the manner described above. In addition, dividend distributions made to you will not qualify for the preferential rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

QEF Election

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund” (“QEF”) election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains.

A U.S. Holder that makes a timely and valid QEF election for the first tax year in which the holding period of its shares begins generally will not be subject to the default PFIC rules discussed above with respect to its shares. Rather, a U.S. Holder that makes a timely and valid QEF election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of our ordinary earnings and net capital gain, if any. A U.S. Holder that makes a QEF election will be subject to U.S. federal income tax on such amounts for each tax year in which the company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the company. However, for any tax year in which the company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF election would not have any income inclusions as a result of the QEF election. If a U.S. Holder that made a QEF election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF election with respect to the company generally (a) may receive a tax-free distribution from the company to the extent that such distribution represents “earnings and profits” of the company that were previously included in income by the U.S. Holder because of such QEF election and (b) will adjust such U.S. Holder’s tax basis in the shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF election. In addition, a U.S. Holder that makes a QEF election generally will recognize capital gain or loss on the sale or other taxable disposition of shares.

A QEF election will be treated as “timely” if such QEF election is made for the first year in the U.S. Holder’s holding period for the shares in which the company was a PFIC. A U.S. Holder may generally make a timely QEF election by filing a completed IRS Form 8621, including a PFIC Annual Information Statement, with its U.S. federal income tax return for the first year in which it holds our shares. A retroactive QEF election generally may be made only by filing a protective statement with such return and if certain other requirements are met or with the consent of the IRS. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF election will apply to the tax year for which such QEF election is timely made and to all subsequent tax years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election. If a U.S. Holder makes a QEF election and, in a subsequent tax year, the company ceases to be a PFIC, the QEF election will remain in effect (although it will not be applicable) during those tax years in which the company is not a PFIC. Accordingly, if the company becomes a PFIC in another subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the company qualifies as a PFIC.

We will use commercially reasonable efforts to make available to U.S. Holders: (a) information as to our status as a PFIC and the PFIC status of any subsidiary in which the company owns more than 50% of such subsidiary’s total aggregate voting power, and (b) for each year in which the company is a PFIC, such information and documentation that a U.S. Holder making a QEF election with respect to the company and any such more than 50% owned subsidiary which constitutes a PFIC is reasonably required to obtain for U.S. federal income tax purposes. We may elect to provide such information on our website. Because the company may hold 50% or less of the aggregate voting power of one or more subsidiary PFICs at any time, U.S. Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that a subsidiary of the company is a PFIC and a U.S. Holder wishes to make a QEF election with respect to any such subsidiary PFIC. With respect to subsidiary PFICs for which we do not obtain the required information, U.S. Holders will continue to be subject to the rules discussed above that apply to non-electing U.S. Holders with respect to the taxation of gains and excess distributions. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF election with respect to the company and any subsidiary PFIC.

Mark-to-Market Election

If we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to our ordinary shares (but not the shares of any lower-tier PFICs), which may help to mitigate the adverse tax consequences resulting from our PFIC status (but not that of any lower-tier PFICs). Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The NASDAQ Global Select Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder; however, there can be no assurance that trading volumes will be sufficient to permit a mark-to-market election. In addition, because a mark-to-market election with respect to us does not apply to any equity interests in “lower-tier PFICs” that we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of ordinary shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. Holder that makes a valid mark-to-market election will not include mark-to-market gain or loss in income for any taxable year that we are not classified as a PFIC (although cessation of our status as a PFIC will not terminate the mark-to-market election). Thus, if we are classified as a PFIC in a taxable year after a year in which we are not classified as a PFIC, the U.S. Holder’s original election (unless revoked or terminated) continues to apply and the U.S. Holder must include any mark-to-market gain or loss in such year. If a U.S. Holder makes the election, the holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts.

Any gain recognized on a sale or other disposition of our ordinary shares will be treated as ordinary income. Any losses recognized on a sale or other disposition of our ordinary shares will be treated as ordinary loss to the extent of any net mark-to-market gains for prior years. U.S. Holders should consult their own tax advisors regarding the availability and consequences of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to our ordinary shares if we have “lower-tier PFICs” for which such election is not available. Once made, the mark-to-market election cannot be revoked without the consent of the IRS unless our ordinary shares cease to be “regularly traded.”

Annual Filing Requirement

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company (regardless of whether a QEF or mark-to-market election is made), generally with the U.S. Holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING (CONFLICTS OF INTEREST)

The selling shareholders are offering the ordinary shares described in this prospectus through a number of underwriters. Goldman, Sachs & Co., Deutsche Bank Securities Inc., Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering, and Goldman, Sachs & Co. and Deutsche Bank Securities Inc. are acting as representatives of the underwriters. We and the selling shareholders have entered into an underwriting agreement with the representatives on behalf of the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Name	Number of Shares
Goldman, Sachs & Co.	1,280,000
Deutsche Bank Securities Inc.	1,280,000
Barclays Capital Inc.	480,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	480,000
William Blair & Company, L.L.C.	160,000
Nomura Securities International, Inc.	160,000
Oppenheimer & Co. Inc.	160,000

Total	4,000,000

The underwriters are committed to purchase all the ordinary shares offered by the selling shareholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $1.377 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 600,000 additional ordinary shares from the selling shareholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per ordinary share less the amount paid by the underwriters to the selling shareholders per ordinary share. The underwriting fee is $2.295 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per Share	$2.295	$2.295
Total	$9,180,000	$10,557,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.8 million, which includes no more than $30,000 that we have agreed to reimburse the underwriters for certain FINRA related expenses incurred by them in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to limited exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or any securities convertible into or exchangeable or exercisable for our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of our ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of our ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of Goldman, Sachs & Co. and Deutsche Bank Securities Inc. for a period of 90 days after the date of this prospectus, other than the ordinary shares to be sold hereunder and any ordinary shares issued upon the exercise of options granted under our existing stock option plans.

The selling shareholders, and our directors and executive officers, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of Goldman, Sachs & Co. and Deutsche Bank Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for any of our ordinary shares (including, without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares.

In addition, in connection with our initial public offering, our directors and executive officers and holders of substantially all of our ordinary shares and securities convertible into or exchangeable for our ordinary shares agreed that, subject to certain limited exceptions, each of these persons or entities, for a period ending on March 22, 2015, may not, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., (1) offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares (including without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such person or entity in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of an option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares. These lock-up restrictions are subject to limited exceptions that are specified in the lock-up agreements. For the purposes of this offering, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. have waived, solely with respect to the shares being sold in this offering, the restrictions under these agreements.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “CYBR.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling our ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the ordinary shares on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of ordinary shares and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our ordinary shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Stock Market, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required.

The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

This document, as well as any other material relating to our ordinary shares, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Conflicts of Interest

Goldman, Sachs & Co. and/or its affiliates own in the aggregate in excess of 10% of our issued and outstanding ordinary shares. In addition, it is expected that by selling shares in this offering Goldman, Sachs & Co. and/or its respective affiliates will receive more than 5% of the net proceeds of the offering not including underwriting compensation. As a result, Goldman, Sachs & Co. is deemed to have a “conflict of interest” with us within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“Rule 5121”). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. In accordance with that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering because a bona fide public market exists for our ordinary shares. Any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by White & Case LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Naschitz, Brandes, Amir & Co., Tel Aviv, Israel, with respect to Israeli law, and by Goodwin Procter LLP, Boston, Massachusetts, with respect to U.S. law.

EXPERTS

The consolidated financial statements of CyberArk Software Ltd. at December 31, 2014 and 2013 and for the each of the three years in the period ended December 31, 2014, appearing in this prospectus and registration statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Kost, Forer, Gabbay and Kasierer are located at 3 Aminadav St., Tel Aviv, 6706703 Israel.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and any Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because a majority of our assets and most of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or certain of our directors and officers may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel, Meitar Liquornik Geva Leshem Tal, Ramat Gan, that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.

We have irrevocably appointed Cyber-Ark Software, Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

•	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law prevailing in Israel;

•	the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter was not pending in any Israeli court at the time at which the lawsuit was instituted in the foreign court; and

•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the Commission. Our filings with the Securities and Exchange Commission are also available to the public through the Commission’s website at http://www.sec.gov.

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports with the Securities and Exchange Commission. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the Securities and Exchange Commission, within four months after the end of each fiscal year, or such applicable time as required by the Commission, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the Commission, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the Commission.

We maintain a corporate website at www.cyberark.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

CYBERARK SOFTWARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

CYBERARK SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of CyberArk Software Ltd. (the “Company”) and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 27, 2015	A Member of Ernst & Young Global

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$62,379	$124,184
Short-term bank deposits	2,989	52,997
Trade receivables	12,728	19,263
Prepaid expenses and other current assets	2,083	2,078
Short-term deferred tax asset	2,647	3,788

Total current assets	82,826	202,310

LONG-TERM ASSETS:
Property and equipment, net	1,272	2,148
Severance pay fund	3,071	3,060
Prepaid expenses and other long-term assets	1,012	1,021
Long-term deferred tax asset	1,451	2,013

Total long-term assets	6,806	8,242

TOTAL ASSETS	$89,632	$210,552

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2014

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,766	$1,835
Employees and payroll accruals	6,821	10,322
Deferred revenues	18,175	22,594
Accrued expenses and other current liabilities	4,517	6,942

Total current liabilities	31,279	41,693

LONG-TERM LIABILITIES:
Deferred revenues	6,303	9,566
Other long-term liabilities	—	184
Accrued severance pay	4,070	4,101
Warrants to purchase preferred shares	2,134	—

Total long-term liabilities	12,507	13,851

TOTAL LIABILITIES	43,786	55,544

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 31,785,000 shares and 250,000,000 shares at December 31, 2013 and 2014, respectively; Issued and outstanding: 7,019,352 shares and 30,501,352 shares at December 31, 2013 and 2014, respectively;	17	79
Preferred shares of NIS 0.01 par value – Authorized: 18,215,000 shares and 0 shares at December 31, 2013 and 2014, respectively; Issued and outstanding: 15,958,290 shares and 0 shares at December 31, 2013 and 2014, respectively;	41	—
Additional paid-in capital	34,811	134,486
Accumulated other comprehensive income (loss)	155	(333)
Retained earnings	10,822	20,776

Total shareholders’ equity	45,846	155,008

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$89,632	$210,552

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2013	2014

Revenues:
License	$27,029	$38,907	$61,320
Maintenance and professional services	20,179	27,250	41,679

	47,208	66,157	102,999

Cost of revenues:
License	1,002	1,216	2,654
Maintenance and professional services	5,922	7,860	12,053

	6,924	9,076	14,707

Gross profit	40,284	57,081	88,292

Operating expenses:

Research and development	7,273	10,404	14,400
Sales and marketing	22,081	32,840	44,943
General and administrative	3,297	4,758	8,495

Total operating expenses	32,651	48,002	67,838

Operating income	7,633	9,079	20,454
Financial income (expenses), net	4	(1,124)	(5,988)

Income before taxes on income	7,637	7,955	14,466
Taxes on income (tax benefit)	(225)	1,320	4,512

Net income	$7,862	$6,635	$9,954

Basic net income per ordinary share	$0.51	$0.25	$0.46

Diluted net income per ordinary share	$0.31	$0.14	$0.34

Other comprehensive income (loss)

Unrealized gain (loss) on foreign currency cash flow hedges	—	155	(488)

Other comprehensive income (loss) for the period	—	155	(488)

Total comprehensive income	$7,862	$6,790	$9,466

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity
	Shares	Amount	Shares	Amount

Balance as of January 1, 2012	15,958,290	$41	6,550,780	$16	$33,908	$—	$(3,675)	$30,290

Share-based compensation expenses related to option granted to employees	—	—	—	—	284	—	—	284
Exercise of options granted to employees	—	—	156,900	*) —	58	—	—	58

Net income	—	—	—	—	—	—	7,862	7,862

Balance as of December 31, 2012	15,958,290	41	6,707,680	16	34,250	—	4,187	38,494

Exercise of options granted to employees	—	—	311,672	1	158	—	—	159
Other comprehensive income	—	—	—	—	—	155	—	155
Share-based compensation expenses related to options granted to employees and non-employees	—	—	—	—	403	—	—	403
Net income	—	—	—	—	—	—	6,635	6,635

Balance as of December 31, 2013	15,958,290	$41	7,019,352	$17	$34,811	$155	$10,822	$45,846

*)	Represent an amount lower than $ 1

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity
	Shares	Amount	Shares	Amount

Balance as of December 31, 2013	15,958,290	$41	7,019,352	$17	$34,811	$155	$10,822	$45,846

Exercise of options granted to employees	—	—	255,562	1	189	—	—	190
Other comprehensive loss	—	—	—	—	—	(488)	—	(488)
Share-based compensation expenses related to options granted to employees	—	—	—	—	1,573	—	—	1,573
Exercise of warrants for preferred shares	493,360	1	—	—	7,194	—	—	7,195
Conversion of preferred shares	(16,451,650)	(42)	17,062,438	44	(2)	—	—	—
Issuance of ordinary shares upon initial public offering, net	—	—	6,164,000	17	88,451	—	—	88,468
Tax benefit related to exercise of share options and Issuance Expenses	—	—	—	—	2,270	—	—	2,270
Net income	—	—	—	—	—	—	9,954	9,954

Balance as of December 31, 2014	—	$—	30,501,352	$79	$134,486	$(333)	$20,776	$155,008

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Cash flows from operating activities:
Net income	$7,862	$6,635	$9,954
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	329	475	746
Share based compensation expenses	284	403	1,573
Tax benefit related to exercise of share options	—	—	645
Deferred income taxes, net	(458)	(769)	45
Increase in trade receivables	(3,074)	(3,257)	(6,535)
Decrease (increase) in prepaid expenses and other current and long-term assets	97	(920)	(159)
Increase (decrease) in trade payables	583	651	(145)
Changes in fair value of warrants to purchase preferred shares	176	1,446	4,309
Increase in short term and long term deferred revenues	5,766	9,410	7,682
Increase in employees and payroll accruals	1,358	2,651	3,501
Increase in accrued expenses and other current and long-term liabilities	652	3,191	2,182
Increase in accrued severance pay, net	82	243	42

Net cash provided by operating activities	13,657	20,159	23,840

Cash flows from investing activities:
Proceeds from short and long term deposits	4,555	8,735	2,533
Investment in short and long term deposits	(7,102)	(8,809)	(52,570)
Purchase of property and equipment	(686)	(752)	(1,408)

Net cash used in investing activities	(3,233)	(826)	(51,445)

Cash flows from financing activities:
Proceeds from issuance of preferred shares, net	(387)	—	—
Issuance of shares, net	—	—	88,468
Proceeds from exercise of options and warrants	58	159	942

Net cash provided by (used in) financing activities	(329)	159	89,410

Increase in cash and cash equivalents	10,095	19,492	61,805
Cash and cash equivalents at the beginning of the period	32,792	42,887	62,379

Cash and cash equivalents at the end of the period	$42,887	$62,379	$124,184

Non-cash activities:

Purchase of property and equipment in credit	$32	$90	$304

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes	$76	$287	$981

The accompanying notes are an integral part of the consolidated financial statements.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	CyberArk Software Ltd. (the “Company”) is an Israeli company that develops, markets and sells software-based security solutions for the enterprise. The Company’s platform enables organizations to safeguard and monitor their privileged accounts, which are those accounts within an organization that have access to the organization’s high value assets and are located across its IT infrastructure. The Company’s software provides customers with the ability to protect, detect, monitor and control access to privileged accounts in order to break the lifecycle of a targeted cyber attack before it can cause damage to an enterprise.

b.	In February 2000, the Company established Cyber-Ark Software Inc., a wholly-owned Subsidiary in the U.S. (the “U.S. Subsidiary”). The U.S. Subsidiary is engaged in marketing and selling the Company’s products in the U.S. In 2008, the Company established Cyber-Ark Software UK (the “U.K. Subsidiary”). The U.K. Subsidiary was engaged primarily in marketing the Company’s products in the U.K. and parts of Europe and from the middle of 2013 is also engaged in selling the Company’s products. In 2013, the Company established Cyber-Ark Software GmbH (the “Germany Subsidiary”) which is engaged primarily in marketing the Company’s products in Germany, Austria and Switzerland.

c.	In September 2014, the Company completed its initial public offering (“IPO”) in which the Company issued and sold 5,360,000 ordinary shares at a public offering price of $16.00 per share and the underwriters exercised their option to purchase additional 804,000 ordinary shares at the same IPO price per share. The total net proceeds received from the IPO were $88,468 after deducting underwriting discounts of $6,904 and other offering expenses of $3,846. Refer also to Note 7.b.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, income taxes, deferred taxes and liabilities, share-based compensation cost, as well as in estimates used in applying the revenue recognition policy. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, have been eliminated upon consolidation.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Financial statements in U.S. dollars:

A majority of the Company’s revenues are generated in U.S. dollars. In addition, the equity investments were in U.S. dollars and substantial portion of the Company costs are incurred in U.S dollars. The Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Statement of the Accounting Standard Codification (“ACS”) No. 830 “Foreign Currency Matters” (“ASC No. 830”). All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statement of comprehensive income as financial income or expenses, as appropriate.

The functional currency of the U.S. Subsidiary is the U.S. dollar.

The functional currency of the U.K. Subsidiary and Germany Subsidiary is the U.S. dollar as these subsidiaries’ revenues, intercompany transactions, budgets and financing are denominated in U.S. dollars.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of up to one year. As of December 31, 2013 and 2014 the Company’s bank deposits were in U.S. dollars, Euros and New Israel Shekels (“NIS”) and bore interest at weighted average interest rates of 0.5%, and 0.6%, respectively. Short-term bank deposits are presented at their cost, including accrued interest. A portion of these deposits is used as security for the rental of premises and as a security for the Company’s hedging activities.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and related equipment	25 - 33
Office furniture and equipment	7 - 20
Trade show equipment	33
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Long-lived assets:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended 2012, 2013 and 2014, no impairment losses have been identified.

h.	Derivative instruments:

ASC No. 815, “Derivative and Hedging”, requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

To hedge against the risk of overall changes in cash flows resulting from foreign currency salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS. These forward and option contracts are designated as cash flow hedges, as defined by ASC 815, and are all effective, as their critical terms match underlying transactions being hedged.

As of December 31, 2014, the amount recorded in accumulated other comprehensive loss from the Company’s currency forward and option transactions was $ 333 (net of tax in the amount of $ 63) and presented also as part of accrued expenses and other current liabilities. Such amount will be recorded in the Company’s earnings during 2015. At December 31, 2014, the notional amounts of foreign exchange forward and options contracts into which the Company entered were $ 10,450. The foreign exchange forward and options contracts will expire by the end of October, 2015.

i.	Severance pay:

The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.

Part of the Company’s liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, continued on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s balance sheet.

For the Company’s employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company’s liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset on the Company’s balance sheet.

Severance expense for the years ended December 31, 2012, 2013 and 2014, amounted to $ 667, $ 1,057 and $ 1,187, respectively.

j.	U.S. employees defined contribution plan:

The U.S. Subsidiary has a 401(K) defined contribution plan covering certain full time employees in the U.S. All eligible employees may elect to contribute up to an annual maximum, of lesser of 60% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits but not greater than $ 17.5 per year (for certain employees over 50 years of age the maximum contribution is $ 23 per year).

The U.S. Subsidiary matches amount equal to 100% of the first 3% of the employees Compensation that they contribute to the Plan and 50% of the next 2% of their Compensation that they contribute to the Plan with a limit of $ 9.8 a year. During the years ended December 31, 2012, 2013 and 2014 the U.S. Subsidiary recorded expenses for matching contributions in amounts of $ 237, $ 372 and $ 544, respectively.

k.	Revenue recognition:

The Company generates revenues from licensing the rights to use its software products and from maintenance and professional services. The Company sell its products through its direct sales force and indirectly through resellers.

The Company accounts for its software licensing sales in accordance with ASC 985-605, “Software Revenue Recognition”. ASC 985-605 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all elements and to be allocated to the different elements in the arrangement under the “residual method” when VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

Maintenance and professional services are sold separately and therefore the selling price (VSOE) is based on stand-alone transactions.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software element) when all other criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

Software license revenues are recognized when persuasive evidence of an arrangement exists, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable and collection of the license fee is considered probable. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support contracts are recognized ratably, on a straight-line basis over the term of the related contract and revenues from professional services consist mostly of time and material services and accordingly, are recognized as the services are performed.

Professional service is not considered to be essential to the functionality of the software.

The Company generally does not grant a right of return to its customers.

The Company’s software license, maintenance and professional services sold through distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection. Accordingly, the Company considers distributors as end-users.

In transactions where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized when such acceptance has been obtained or when the acceptance provision has lapsed.

Deferred revenue includes unearned amounts received under maintenance and support contracts, professional services and amounts received from customers for licenses but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria, as of the balance sheet date.

l.	Research and development costs:

Research and development costs are charged to the statements of comprehensive income as incurred. ASC 985-20, “Software- Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Marketing expenses:

Marketing expenses consist primarily of marketing campaigns and tradeshows. Marketing expenses are charged to the statement of comprehensive income, as incurred. Marketing expenses for the years ended December 31, 2012, 2013 and 2014, amounted to $ 3,723, $ 5,155 and $ 5,896, respectively.

n.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of comprehensive income.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company has selected the Black-Scholes option-pricing model as the most appropriate fair value method for its option awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price, volatility and the expected option term.

The fair value of ordinary share underlying the options has historically been determined by management and approved by the Company’s board of directors. Because there has been no public market for the Company’s ordinary shares, management has determined fair value of an ordinary share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The Company’s management determined the fair value of ordinary shares based on valuations performed using the Option Pricing Method (“OPM”) for the years ended December 31, 2012 and 2013 and for the period from January 1, 2014 and up to September 24, 2014. After September 24, 2014, the ordinary shares are publicly traded.

o.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”. This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, “Income Taxes”. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax expense.

p.	Basic and diluted net income per share:

The Company applies the two class method as required by ASC No. 260-10, “Earnings Per Share” (“ASC No. 260-10”). ASC 260-10 requires the income per share for each class of shares (ordinary and preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods.

Basic and diluted net income per share is computed based on the weighted-average number of shares of ordinary shares outstanding during each year. Diluted income per share is computed based on the weighted average number of ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with ASC 260-10. The total weighted average number of shares related to outstanding options, warrants and preferred shares that have been excluded from the calculations of diluted net earnings per share was 2,016,995, 17,062,890 and 437,176 for the years ended December 31, 2012, 2013 and 2014, respectively.

q.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with Accounting Standards Codification No. 220, “Comprehensive Income” (“ASC No. 220”). This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

r.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of the Company’s cash and cash equivalents and short-term bank deposits are invested with major bank in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand and, therefore, bear minimal risk.

The trade receivables of the Company are mainly derived from sales to customers located primarily in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its customers and to date has not experienced any significant losses.

s.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The following methods and assumptions were used by the Company in estimating the fair value of their financial instruments:

The carrying values of cash and cash equivalents, short-term bank deposits, trade receivables, prepaid expenses and other current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate fair values due to the short-term maturities of these instruments.

The Company applies ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), with respect to fair value measurements of all financial assets and liabilities.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks and third party valuations.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In accordance with ASC 820, the Company measures its foreign currency derivative contracts, at fair value using the market approach valuation technique. Foreign currency derivative contracts as detailed in note 2.h are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

instruments. Warrants to purchase preferred shares as detailed in note 2.t are classified within Level 3 value hierarchy, which is determined using a valuation model completed by a third party valuation firm.

t.	Warrants to purchase preferred shares:

The Company accounted for freestanding warrants to purchase shares of its preferred shares as a liability on its consolidated balance sheet at fair value. The warrants to purchase preferred shares were recorded as a liability as the underlying preferred shares were contingently redeemable (upon a deemed liquidation event) and, therefore, could have obligated the Company to transfer assets in the future. The warrants were subject to re-measurement to fair value at each balance sheet date and any change in fair value was recognized as a component of financial income (expense), net, on the consolidated statements of comprehensive income. During the year ended December 31, 2012, 2013 and 2014, the Company recorded financial expenses from change in the warrants’ fair value in the amount of $ 176, $ 1,446 and $ 4,309, respectively.

Upon the IPO, the warrants were exercised for Series B3 preferred shares which were later converted into ordinary shares. See also note 7.c.2. The Company re-measured the warrants as of the conversion date using the intrinsic value based on the IPO price.

The following assumptions were used to estimate the value of the Series B3 preferred shares warrants as of December 31, 2012 and 2013:

	Year ended December 31,
	2012	2013

Expected volatility	45%	45%
Expected dividends	0	0
Expected term (in years)	2.5	2
Risk free rate	0.32%	0.31%

u.	The impact of recently issued accounting standards still not effective for the Company as of December 31, 2014 is as follows:

In May 2014, the FASB issued an accounting standard update on revenue from contracts with customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the effect that the new guidance will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2013	2014

Government authorities	$34	$18
Hedging transaction assets	225	—
Prepaid expenses	1,466	1,793
Other current assets	358	267

	$2,083	$2,078

NOTE 4:	PROPERTY AND EQUIPMENT

The composition of property and equipment is as follows:

	December 31,
	2013	2014

Cost:
Computers and related equipment	$2,040	$2,293
Leasehold improvements	575	557
Office furniture and equipment	406	687
Trade show equipment	60	—

	3,081	3,537

Less accumulated depreciation	1,809	1,389

Depreciated cost	$1,272	$2,148

Depreciation expense amounted to $ 329, $ 475 and $ 746 for the years ended December 31, 2012, 2013 and 2014, respectively.

NOTE 5:	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2013	2014

Government authorities	$3,603	$5,015
Accrued expenses	642	1,186
Uncertain tax position	272	322
Hedging transaction liabilities	—	419

	$4,517	$6,942

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire through 2022. In addition, the Company leases certain motor vehicles under certain car operating lease agreement which expire through 2017. The minimum rental payments under operating leases as of December 31, 2014, are as follows:

	Rental of premises	Lease of motor vehicles

2015	$2,121	$180
2016	1,819	103
2017	603	33
2018	614	—
2019 and thereafter	2,089	—

	$7,246	$316

Total rent expenses for the years ended December 31, 2012, 2013 and 2014 were approximately $ 897, $ 1,303 and $ 2,309, respectively.

Total motor vehicle lease expenses for the years ended December 31, 2012, 2013 and 2014 were approximately $ 305, $ 386 and $ 369, respectively.

b.	Pledges and Bank guarantees:

The Company pledged a bank deposit in the amount of $ 839 in respect of an office lease agreement and hedging transactions, this amount is presented as part of short-term bank deposits and other long-term assets.

The Company obtained a bank guarantee in the amount of $ 222, in connection with an office lease agreement.

c.	Legal contingencies:

The Company is not currently a party, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate are expected by the Company to have a material effect on its consolidated financial statements. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	SHAREHOLDERS’ EQUITY

a.	Composition of shares capital of the Company:

	December 31, 2013		December 31, 2014
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.01 par value each	31,785,000	7,019,352	250,000,000	30,501,352
Series A preferred shares	378,000	378,000	—	—
Series A1 preferred shares	1,637,000	1,185,190	—	—
Series B preferred shares	9,000,000	8,515,390	—	—
Series B1 preferred shares	2,600,000	2,575,650	—	—
Series B2 preferred shares	4,000,000	3,206,620	—	—
Series B3 preferred shares	600,000	97,440	—	—

	50,000,000	22,977,642	250,000,000	30,501,352

b.	Initial Public Offering

In September 2014, the Company completed an IPO in which the Company issued and sold 5,360,000 ordinary shares at a public offering price of $16.00 per share.

As part of the IPO the underwriters received an option to purchase 804,000 ordinary shares of the Company at the price of $16.00 for a period of one month following the IPO date. The total value of the underwriters options based on the Black-Scholes-Merton option pricing model amounted to $592 which was included in the additional paid-in capital balance and as IPO offering expenses.

During September 2014, the underwriters fully exercised their option.

The total net proceeds received from the IPO were $88,468 after deducting underwriting discounts and commissions of $6,904 and other offering expenses of $3,846.

c.	1. Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation after all the preferred shares received their preference amount in full as detailed below.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	SHAREHOLDERS’ EQUITY (Cont.)

2.	Preferred shares:

Following the Company’s IPO, as described in note 7.b, all of the Company preferred shares were automatically converted into ordinary shares based on a conversion ratio detailed in the Company’s Articles of Association, as follows:

Conversion Ratio

Series A preferred Shares	1.094
Series A1 preferred Shares	1.485
Series B preferred Shares	1
Series B1 preferred Shares(*)	1
Series B2 preferred Shares	1
Series B3 preferred Shares	1

(*)	with respect only to the Series B1 preferred shares, serial numbers 226,503 to 257,565 (inclusive), the Conversion Price was 1.543, which results in a Conversion Ratio of 1.001451717.

3.	In June, 2012, there was a ten-for-one share split by means of a share dividend of nine shares for each share then outstanding. For accounting purposes, this transaction was recorded as a share split and accordingly, all shares, options, warrants and earnings per share amounts have been adjusted retroactively for all periods presented in these consolidated financial statements.

d.	Share based compensation:

Under the Company’s 2001 equity incentive plan, as amended March 5, 2003, and its 2011 and 2014 equity incentive plans (collectively, the “Plans”), options and Restricted Share Units (“RSUs”) may be granted to employees, officers, non-employees consultants and directors of the Company and its Subsidiaries.

Under the Plans, as of December 31, 2014, an aggregate of 184,261 shares were still available for future grant. Each option granted under the Plans expires no later than 10 years from the date of grant. The vesting period of the options is generally four years, unless the Board of Directors or the Board’s Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

The total share-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2012, 2013 and 2014 was comprised as follows:

	Year ended December 31,
	2012	2013	2014

Cost of revenues	$32	$39	$137
Research and development	58	73	172
Sales and marketing	81	126	347
General and administrative	113	165	917

Total share-based compensation expense	$284	$403	$1,573

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	SHAREHOLDERS’ EQUITY (Cont.)

The total unrecognized compensation cost amounted to $ 4,273 as of December 31, 2014, and is expected to be recognized over a weighted average period of 2.92 years.

In August 2013, the Company donated 15,000 warrants for ordinary shares with an exercise price of $ 2.21 to “Tmura”, a non-profit organization. The Company recorded compensation expenses related to these warrants in the amount of $ 19.

e.	Options granted to employees:

A summary of the activity in options granted to employees for the year ended December 31, 2014 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2013	4,542,466	$1.41	6.67	$22,970

Granted	386,700	$15.56
Exercised	(255,562)	$0.74
Forfeited	(108,840)	$4.57

Balance as of December 31, 2014	4,564,764	$2.57	5.96	$169,410

Exercisable as of December 31, 2014	3,458,332	$1.13	5.12	$133,218

Vested and expected to vest as of December 31, 2014	4,535,633	$2.55	5.94	$168,422

The computation of expected volatility is based on actual historical share price volatility of comparable companies. The expected option term represents the period of time that options granted are expected to be outstanding. For stock-option awards which were at the money when granted (plain vanilla stock-options), it is determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. For stock-option awards which were in the money when granted, a binomial model was used to determine the expected term as an input to the Black-Scholes-Merton option pricing model. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and, therefore, uses an expected dividend yield of zero in the option pricing model. The risk-free interest rate is based on the yield of U.S. treasury bonds with equivalent terms.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	SHAREHOLDERS’ EQUITY (Cont.)

The following table set forth the parameters used in computation of the options compensation to employees for the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014

Expected volatility	40%-45%	45%	45%
Expected dividends	0	0	0
Expected term (in years)	5.28-6.11	6.11	5.81-6.11
Risk free rate	0.61%-2.64%	1.15%-2.64%	1.55%-2.02%

A summary of options data for the years ended December 31, 2012, 2013 and 2014, is as follows:

	Year ended December 31,
	2012	2013	2014

Weighted-average grant date fair value of options granted	$0.61	$2.03	$6.95

Total intrinsic value of the options exercised	$221	$1,858	$9,943

Total fair value of options vested	$219	$340	$925

The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of an ordinary share for each share subject to an option multiplied by the number of shares subject to options at the date of exercise. The fair value of the Company’s ordinary shares was $ 39.65 per share as of December 31, 2014.

The following tables summarize information about the Company’s outstanding and exercisable options granted to employees as of December 31, 2014:

Exercise price	Options outstanding as of December 31, 2014	Weighted average remaining contractual term	Options exercisable as of December 31, 2014	Weighted average remaining contractual term
		(years)		(years)
$0.20	309,250	5.37	309,250	5.37
$0.41	1,581,890	3.04	1,581,890	3.04
$1.06	379,700	6.43	356,853	6.41
$1.46	1,080,623	7.39	809,290	7.39
$1.78	345,700	6.78	204,233	5.93
$2.21	123,551	8.42	51,744	8.42
$6.47	365,250	8.97	95,160	8.97
$8.84	50,000	9.09	31,250	9.09
$9.93	70,400	9.32	—	—
$14.00	224,000	9.70	18,662	9.70
$44.37	34,400	9.88	—	—

	4,564,764	5.96	3,458,332	5.12

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	SHAREHOLDERS’ EQUITY (Cont.)

f.	A summary of RSU activity for the year ended December 31, 2014, is as follows:

	Amount of options	Weighted average grant date fair value

Unvested as of December 31, 2013	—	—

Granted	29,200	$44.37
Forfeited	(1,240)	$44.37

Unvested as of December 31, 2014	27,960	$44.37

NOTE 8:	INCOME TAXES

The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

a.	Corporate tax in Israel:

In July 2009, the Israeli Parliament, known as the Knesset, passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribed, among others, a gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011. The tax rate in effect for 2011 was 24%.

The Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 5772-2011, (the “Tax Burden Law 2011”), was published by the Government of Israel. The Tax Burden Law 2011 cancelled the scheduled progressive reduction of the corporate tax rate that was approved in 2009 and instead set the corporate tax rate at 25% from 2012 and thereafter.

On July 30, 2013, the Knesset approved the second and third readings of the Economic Plan for 2013-2014 (“Amended Budget Law”) which consists, among others, of fiscal changes whose main aim is to enhance long-term collection of taxes.

These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%, cancelling the lowering of the tax rates applicable to preferred enterprises (9% in development area A and 16% in other areas), taxing revaluation gains and increasing the tax rates on dividends within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014.

b.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2012	2013	2014

Domestic	$6,267	$6,304	$13,194
Foreign	1,370	1,651	1,272

	$7,637	$7,955	$14,466

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	INCOME TAXES (Cont.)

c.	Deferred income taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2013	2014
Deferred tax assets:

Net operating loss carry-forwards	$697	$50
Capital losses carry-forwards	55	52
Research and development expenses	1,498	2,116
Deferred revenues	1,558	1,824
Issuance expenses	—	1,083
Other	541	904

Deferred tax assets before valuation allowance	4,349	6,029

Valuation allowance	195	52

Deferred tax asset	$4,154	$5,977

Deferred tax liabilities:

Property and equipment depreciation and other	$56	$176

Deferred tax liabilities	$56	$176

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from capital loss carry-forwards due to uncertainty concerning realization of these deferred tax assets. In addition, a deferred tax liability has been established primarily to reflect the Company’s depreciation of assets for tax purposes which differs from depreciation recorded in the consolidated financial statements.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	INCOME TAXES (Cont.)

d.	Income taxes are comprised as follows:

	Year ended December 31,
	2012	2013	2014

Current	$233	$2,089	$4,467
Deferred	(458)	(769)	45

	$(225)	$1,320	$4,512

	Year ended December 31,
	2012	2013	2014

Domestic	$(729)	$1,096	$2,485
Foreign	504	224	2,027

	$(225)	$1,320	$4,512

e.	A reconciliation of the Company’s theoretical income tax expense to actual income tax expense as follows:

	Year ended December 31,
	2012	2013	2014

Income before income taxes	$7,637	$7,955	$14,466

Statutory tax rate	25%	25%	26.5%

Theoretical income tax expense	1,909	1,989	3,833

Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	2	4	(143)
Deferred taxes on losses for which valuation allowance was provided, net	(457)	(91)	834
Non-deductible expenses	23	251	1,165
Increase in other uncertain tax positions—net		175	19
Tax adjustment in respect of different tax rate	(1,737)	(979)	(838)
Other	35	(29)	(358)

Income tax expense (benefit)	$(225)	$1,320	$4,512

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	INCOME TAXES (Cont.)

f.	Net operating loss carry-forwards

As of December 31, 2014, the Company had capital tax losses totaling approximately $ 197, which were attributed to Israel and can be carried forward indefinitely.

g.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company has been granted “Approved Enterprise” Status, under the above Law. The Company has elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the “Approved Enterprise” program is tax-exempt for two years and will enjoy a reduced tax rate of 10%-25% for up to a total of eight years (subject to an adjustment based upon the foreign investors’ ownership of the Company).

The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from granting of approval, whichever is earlier.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders, without subjecting the Company to taxes, only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits program (currently between 10% to 25% for an “Approved Enterprise”).

Entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and CPI linkage.

Income not eligible for “approved enterprise” benefits mentioned above is taxed at the regular rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

Such an enterprise is a “Beneficiary Enterprise”, rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Beneficiary Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	INCOME TAXES (Cont.)

The Company has elected the status of a Beneficiary Enterprise for the year ended in 2006 and 2008.

As of December 31, 2014, approximately $ 13,080 was derived from tax exempt profits earned by the Company’s “Approved Enterprises” and “Beneficiary Enterprise”. The Company and its Board of Directors have determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax exempt income earned by the Company. Accordingly, no provision for deferred income taxes has been provided on income attributable to the Company’s “Approved Enterprises” and “Beneficiary Enterprise” as such income is essentially permanently reinvested.

If the Company’s retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Investment Law and an income tax liability of approximately $ 3,210 would have been incurred as of December 31, 2014.

On December 29, 2010, the Knesset approved an additional amendment to the Law for the Encouragement of Capital Investments, 1959. According to the amendment, a reduced uniform corporate tax rate for exporting industrial enterprises (over 25%) was established. The reduced tax rate will not be program dependent and will apply to the industrial enterprise’s entire income. The tax rates for industrial enterprises have been reduced gradually over a period of five years as follows: - In 2011-2012, the reduced tax rate for development area A will be 10% and for the rest of the country - 15%. In 2013 - 2014, the reduced tax rate for development area A will be 7% and for the rest of the country - 12.5%. Starting 2015 and thereafter, the reduced tax rate for development area A will be 6% and for the rest of the country - 12%. See also note 8.a to additional amendment to the Law related to tax rate.

On March 2013, the Company notified the Israeli Tax Authorities that it had transferred from Beneficiary Enterprise status to Preferred Enterprise status.

h.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that the Company currently qualifies as an “industrial company” under the above law and as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

i.	Tax assessments:

The Company’s tax years until December 31, 2010 are subject to statutes of limitation as of December 31, 2014. In addition, the Company is currently under examination by the Israeli Tax Authorities for the year ended December 31, 2011. The U.K. Subsidiary’s tax years until December 31, 2010 are subject to statutes of limitation as of December 31, 2014. The German Subsidiary’s tax years since inception are subject to examination as none of the tax years are subject to statutes of limitation as of December 31, 2014. The U.S. Subsidiary’s tax years ended December 31, 2000, 2001, 2007, 2009 and 2010 are subject to statutes of limitation as of December 31, 2014.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	INCOME TAXES (Cont.)

j.	Uncertain tax positions:

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Year ended December 31,
	2013	2014

Opening balance	$97	$272
Increases (decrease) related to prior year tax positions	10	(5)
Increases related to current year tax positions	165	55

Closing balance	$272	$322

The balance of total unrecognized tax benefits at December 31, 2014, is $ 322 that, if potentially recognized, would affect the effective rate in the Company’s statement of comprehensive income.

NOTE 9:	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2012	2013	2014

Bank charges	$(47)	$(62)	$(63)
Changes in fair value of warrants to purchase preferred shares	(176)	(1,446)	(4,309)
Exchange rate gain (loss), net	121	307	(1,817)

Total expenses	(102)	(1,201)	(6,189)

Interest income	106	77	201

Total financial income (expenses), net	$4	$(1,124)	$(5,988)

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	BASIC AND DILUTED NET INCOME PER SHARE

	Year ended December 31,
	2012	2013	2014

Numerator:
Net income	$7,862	$6,635	$9,954
Dividends accumulated for the period	(4,530)	(4,879)	(3,815)

Net income available to shareholders of ordinary shares	$3,332	$1,756	$6,139

Denominator:
Shares used in computing net income per ordinary shares, basic	6,592,997	6,900,433	13,335,059

	Year ended December 31,
	2012	2013	2014

Numerator:
Net income	$7,862	$6,635	$9,954
Dividends accumulated for the period	—	(4,879)	—

Net income available to shareholders of ordinary shares	$7,862	$1,756	$9,954

Denominator:
Shares used in computing net income per ordinary shares, diluted	25,245,790	10,765,914	29,704,730

NOTE 11:	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	The Company applies ASC topic 820, “Segment Reporting” (“ASC No. 820”). The Company operates in one reportable segment. Total revenues are attributed to geographic areas based on the location of the end customer.

CYBERARK SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	The following tables present total revenues for the years ended December 31, 2012, 2013 and 2014 and long-lived assets as of December 31, 2013 and 2014:

Revenues:

	Year ended December 31,
	2012	2013	2014

United States	$26,178	$32,041	$60,761
Israel	2,999	3,383	4,234
United Kingdom	2,627	6,862	12,220
EMEA (*)	8,522	15,551	16,744
Other	6,882	8,320	9,040

	$47,208	$66,157	$102,999

long-lived assets:

	December 31,
	2013	2014

United States	$184	$606
Israel	939	1,336
United Kingdom	144	143
EMEA (*)	5	15
Other	—	48

	$1,272	$2,148

(*)	Europe, the Middle East and Africa excluding United Kingdom and Israel

4,000,000 Shares

Ordinary Shares

Goldman, Sachs & Co.	Deutsche Bank Securities	Barclays	BofA Merrill Lynch

William Blair	Nomura		Oppenheimer & Co.

March 11, 2015